# 2023

# MANAGEMENT INFORMATION CIRCULAR

Notice of Annual Meeting of Shareholders to be held on May 5, 2023

## PEMBINA PIPELINE CORPORATION

About Pembina Pipeline Corporation

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America’s energy industry for more than 65 years.

Purpose We deliver extraordinary energy solutions so the world can thrive Values

Strategic priorities
To be resilient... Sustain, decarbonize, and enhance our businesses	To thrive... Invest in the energy transition to improve the basins in which we operate
To meet global demand... Transform and export our products	To set ourselves apart... Create a differentiated experience for our stakeholders

Value proposition	BBB (high) / BBB[1] credit ratings	$12 billion in dividends returned to common shareholders since IPO
Leading provider of essential North American energy services
Track record of sector outperformance
Resilient and diverse set of franchise assets and services along the energy value chain

Established presence and further growth opportunities in the prolific Montney and Dunvernay areas	over $6.8 million invested in our communities to protect the environment, support Indigenous reconciliation and enhance the safety and inclusivity of local communities[2]
Accessing global markets and higher value for Canadian products
Focused on delivering leading ESG solutions, including emissions reductions projects; enhanced employee equity, diversity and inclusion; and meaningful Indigenous participation

1  DBRS Morningstar and S&P Global ratings as at March 17, 2023.

2  Direct cash investments. Assets excluded include Alberta Carbon Grid, Aux Sable, Cedar LNG, Chinook Pathways, and Pembina Gas Infrastructure.

3  Individual belongs to one of the four designated groups in the Employment Equity Act (Canada): Indigenous peoples, persons with disabilities, members of visible minorities and women.

4  As of March 17, 2023. Does not include Randall Findlay, who is not standing for re-election at the 2023 meeting of shareholders.

5  As of December 31, 2022.

6  See Non-GAAP and other financial measures on page 103.

7  Relative to baseline 2019 emissions.

Overall diversity[3] 55% independent directors[4] 39% executive leadership[5]

	70% increase in adjusted EBITDA per common share[6] over the last five years	30% targeted reduction in greenhouse gas emissions intensity by 2030[7]

Message from the Chair

As Pembina Pipeline Corporation’s new chair of the board, I am delighted to invite you to our 2023 annual meeting of shareholders, to be held on Friday, May 5, 2023 at 2:00 p.m. (Mountain daylight time). We are holding a virtual-only meeting again this year, by live audio webcast. Turn to page 7 of the 2023 Management Information Circular (attached) to read about how you can attend the meeting and vote your shares.

Leadership

On behalf of the board and management, I offer my sincere thanks and gratitude to our outgoing board chair, Randy Findlay, who is retiring and will not stand for re-election at the 2023 annual meeting of shareholders. During Randy’s 16-year board tenure, including nearly nine years as chair, Pembina experienced significant growth, delivered an average annual total shareholder return of approximately 14 percent per year, including dividends of $11 billion, and became a leader in its industry. Randy was also instrumental in ensuring the highest standards of corporate governance while promoting the principles and values critical to Pembina’s success and enduring stakeholder relationships. We have all benefited greatly from Randy’s experience, wisdom, and counsel throughout his service on the board, and we wish him all the best in the future.

In late 2021, the board oversaw a significant transition in Pembina’s leadership, which resulted in a renewed and energized officer team. In 2022, the board continued this process by appointing Scott Burrows as Pembina’s President and Chief Executive Officer. Tasked with leading Pembina into the future, Scott brings the critical capabilities and qualities Pembina needs to build on its

Henry W. Sykes Chair of the Board Pembina Pipeline Corporation

more than 65-year history, continue to strengthen relationships with stakeholders and ultimately deliver value for investors. He has the strategic vision and experience to advance our position as a truly differentiated, integrated leader in the energy infrastructure space.

There has also been significant change at the board level with the addition of four new directors since early 2020, including the most recent addition, Andy Mah, who joined in February 2023. We welcome Andy to the board and look forward to working with him. Given his extensive and relevant experience in the industry, he will make a meaningful contribution to the board and support Pembina’s continued success.

Strategy

After an extensive process of succession and re-organization amongst the directors and officers of Pembina, the board and management viewed 2022 as an opportune time to review Pembina’s strategy. During this year-long effort, we analyzed our business through a commodity-by-commodity lens, undertook a scenario-based planning exercise grounded in

In December, the board approved a comprehensive strategy that will drive resilience in Pembina’s business and help the company thrive in the next decades the themes of globalization and decarbonization, and assessed those scenarios in terms of their potential impacts on Pembina’s business.

In December, the board approved a strategy that recognizes that the future is dynamic, the energy industry is rapidly evolving, and scenarios exist that could materially impact our performance and resilience longer term. Our existing business, focused on energy transportation and midstream services, is sound and we will continue to invest in, and grow, our integrated value chain to meet our customers’ needs for many years to come, including responding to opportunities to provide new services. In continuing to meet global energy demand and its customers’ needs, while ensuring Pembina’s long-term success and resilience, the company has established four strategic priorities:

1.	To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.	To thrive, we will invest in the energy transition to improve the basins in which we operate. We will expand our portfolio to include new businesses associated with lower-carbon commodities.

Pembina Pipeline Corporation • 2023 Management Information Circular	1

3.

To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.

4.

To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups: employees, communities, customers and investors.

For each strategic priority, management has identified opportunities to translate the strategy into action, and as a board we look forward to providing the necessary oversight and direction for effective execution, including ensuring Pembina continues to build and mature new capabilities that will be instrumental in its success and continued ability to deliver value to our shareholders for many years to come.

Purpose

Through the strategy work, Pembina’s Purpose was modified to reflect the breadth and diversity of Pembina’s existing operations and future aspirations. Our purpose, ‘To deliver extraordinary energy solutions so the world can thrive’, will build on Pembina’s strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. At the same time, Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that proactively respond to the transition to a lower-carbon economy.

2022 outcomes

2022 was another significant year of accomplishment for Pembina. The following are just some examples of the board’s activities this year:

●	Oversaw the joint venture transaction with KKR to combine our respective western Canadian natural gas processing assets into a single, new joint venture entity, Pembina Gas Infrastructure Inc.
●

Continued to actively review Pembina’s environmental, social and governance (ESG) and sustainability strategy, which is a core responsibility of the board. The board regularly engages on ESG issues through presentations by management and third-party experts at its annual strategy sessions and quarterly meetings. Specifically, in 2022, we were active in:

-	Ensuring Pembina maintains an unwavering commitment to safety and supporting the communities where we operate.
-

Monitoring progress towards Pembina’s greenhouse gas reduction target, which was announced in 2021 and will help guide business decisions and improve overall emissions intensity performance while increasing the company’s long-term value and ensuring Canadian energy is developed and delivered responsibly.

-	Continuing to advance Pembina’s equity, diversity and inclusion strategy.
●	Continued to oversee the development of the proposed Cedar LNG Project, in partnership with the Haisla Nation.

Looking ahead

In our ongoing stewardship of Pembina, the board remains committed to maintaining the high standards of corporate governance expected of us by our stakeholders, while continuing to focus on our business strategy. Strong and effective governance is not an end unto itself, but rather an essential foundation to a successful, sustainable business. Our focus on governance supports our ability to mitigate risk and create value. We will continue to monitor emerging governance trends and adhere to an education plan to enhance the board’s understanding of matters critical to Pembina’s continued success.

In conclusion, I would like to thank my fellow directors for their ongoing stewardship and commitment to Pembina’s success, and the management team and employees for continuing to deliver outstanding operational and financial results year after year. And finally, thank you to our shareholders for trusting us with your investment. As the global energy landscape continues to evolve, ample opportunities exist for Pembina to leverage the strength of its existing business while evolving to meet future demands. We remain dedicated to working diligently on your behalf to deliver long-term value and industry-leading returns.

Sincerely,

(signed) “Henry W. Sykes”

Henry W. Sykes

Pembina Pipeline Corporation • 2023 Management Information Circular	2

Notice of our

2023 Annual Meeting of Shareholders

You are invited to our 2023 annual meeting of shareholders (the meeting):

When May 5, 2023 2:00 p.m. (Mountain daylight time)

Where to get a copy of the circular

We use the notice and access procedures to

deliver meeting materials (this notice and the

circular) to registered and beneficial holders of our common shares. Notice and access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs.

You can view the circular at: www.sedar.com, www.edgar.com or https://www.pembina.com/ investors/investor-documents-filings/

If you would like us to mail you a paper copy of the circular instead, please contact us:

●  online:         www.pembina.com/Investor                       Centre/Shareholder-information

●  by phone:   1-855-880-7404

●  by email:     investor-relations@pembina.com

You may request a paper copy of the circular free of charge within one year of filing the circular on SEDAR. In order to receive a paper copy before the date of the meeting, we need your request at least five days before the proxy deposit date listed on the enclosed form of proxy or voting instruction form.

If you have questions about notice and access, call us toll-free at 1-855-880-7404.

How to vote

Registered and beneficial shareholders are encouraged to vote in advance of the meeting by completing the form of proxy or voting instruction form provided to them. Detailed instructions on how to complete and return proxies and voting instruction forms are provided in the circular starting on page 7.

Shareholders may also vote their shares by telephone or through the internet using the procedures described in the form of proxy or voting instruction form.

Where Virtual-only meeting live audio webcast online at https://web.lumiagm.com/440249827

We will cover five items of business at the meeting—see Business of the meeting in our 2023 management information circular (the circular):

1.  Receive our 2022 Audited Consolidated Financial Statements and the auditors’ report thereon.

2.  Vote on electing the directors.

3.  Vote on appointing the auditors.

4.  Vote on our approach to executive compensation.

5.  Vote on any other business that properly comes before the meeting.

Your vote is important

The circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

We mailed you a copy of our 2022 audited consolidated financial statements and the auditors’ report if you asked us to (in accordance with applicable corporate and securities laws). You can also find a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

The meeting will be a virtual-only meeting held by live audio webcast. Every shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. You will find detailed instructions about how to participate in the meeting in the circular starting on page 7. There are different processes if you are a registered shareholder or a beneficial shareholder. Most of our shareholders are beneficial shareholders, meaning that they hold their shares through a bank, broker or other such institution. Closely follow the applicable instructions in this notice, the circular and in your voting information form or form of proxy.

By order of the board,

(signed) “Jason Metcalf”

Jason Metcalf

Vice President, General Counsel & Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 17, 2023

2023 Management Information Circular

Where to find it

6	About the Shareholder Meeting

	7	Voting Information
	12	Business of the Meeting
	15	About the Nominated Directors
28	Corporate Governance
	29	Our Governance Practices
		29	Governance guidelines
		30	The board’s mandate
			30	Ensuring an ethical culture
			32	Strategic planning oversight
			33	Risk management oversight
			34	Sustainability and ESG
			37	Executive succession planning and diversity
			38	Financial management and reporting
			38	Compensation
		39	Shareholder engagement and communicating with the board

	40	About the Board of Directors

	47	Board Committees

	54	Director Compensation

57	Executive Compensation

	58	Letter from the Chair of the Human Resources, Health and Compensation Committee

	62	Compensation Discussion and Analysis
		62	Compensation Governance and Strategy
			62	Compensation oversight
			62	Managing compensation risk
			65	Our compensation strategy
			65	Building equity ownership
			66	Compensation in line with our peers
			68	Compensation process
			70	Compensation elements
			71	Compensation mix
		72	2022 Executive Compensation
			72	Total direct compensation
			73	Base salary
			73	Short-term incentive
			76	Medium and long-term incentives
		80	Our Named Executive Officers
		86	Compensation and Share Performance

	89	2022 Executive Compensation Details
		89	Summary compensation table
		90	Equity incentives
		93	Pension plan benefits
		95	Termination and change of control
		98	Information about our long-term incentive plans

101	General Information

Pembina Pipeline Corporation • 2023 Management Information Circular	4

About this Management Information Circular

You have received this document because you owned Pembina shares on March 17, 2023 (the record date) and are entitled to vote at our 2023 annual meeting of shareholders, which will be held at 2:00 p.m. (Mountain daylight time) on May 5, 2023, or at a reconvened meeting if the meeting is postponed or adjourned.

The meeting will be held in a virtual-only format, by live audio webcast as a cost-efficient and environmentally friendly way to engage with shareholders. Every registered shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. The meeting cannot be attended in person. The full webcast will be available on our website after the event, including any questions we receive from shareholders and their answers.

This circular is dated and all information is provided herein as of March 17, 2023. In addition, all dollar amounts are in Canadian dollars, unless we note otherwise.

You will find financial information about Pembina in our 2022 Audited Consolidated Financial Statements and Management’s Discussion and Analysis of our Financial and Operating Results (MD&A). You may contact us if you would like to receive a paper a copy of these documents. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

In this document

●  meeting means the annual meeting of shareholders to be held as a virtual-only meeting on May 5, 2023

●  you, your, and shareholders mean holders of Pembina common shares

●  we, us, our, Pembina and the company mean Pembina Pipeline Corporation and our consolidated subsidiaries

●  common shares, shares and Pembina shares mean common shares in the capital of Pembina

●  circular means this 2023 Management Information Circular

●  board means Pembina’s board of directors

Our principal corporate and registered office:

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

T. 403-231-7500

F. 403-237-0254

This circular contains forward-looking statements that are based on our current expectations, estimates, projections and assumptions in light of our experience and perception of historic trends. This information is provided to assist readers in understanding the company’s future and expectations and may not be appropriate for other purposes. Please see Forward-looking information on page 102 for more information.

In this circular, we also use certain financial measures and ratios that are not defined by generally accepted accounting practices (GAAP). Please see Non-GAAP and other financial measures on page 103 for more information about these measures and why they are used.

Pembina Pipeline Corporation • 2023 Management Information Circular	5

About the Shareholder Meeting

This section tells you about our 2023 annual meeting of shareholders, what you will be voting on, and how to vote.

Please vote right away – you need to cast your vote by no later than 2:00 p.m. (Mountain daylight time) on May 3, 2023.

Where to find it

7	Voting Information

12	Business of the Meeting

15	About the Nominated Directors

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About the Shareholder Meeting – Voting Information

Voting Information

Who can vote?

You can vote at the meeting if you held our common shares at the close of business on the record date of March 17, 2023, even if you sold your common shares after this date.

You are not allowed to vote at the meeting if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting and provide adequate evidence that you own the shares.

Common shares

We are authorized to issue an unlimited number of common shares. As at March 17, 2023, we had 550,364,102 common shares issued and outstanding. Our common shares are listed and trade on the Toronto Stock Exchange (TSX) (TSX: PPL) and the New York Stock Exchange (NYSE) (NYSE: PBA).

To the best of the knowledge of the company’s directors and officers, no person beneficially owns, or controls or directs, directly or indirectly, more than 10% of our common shares.

About voting results We will post the voting results on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) as soon as possible following the meeting.

Where to go with questions

If you have any questions about the meeting or need help voting your shares, please contact our investor relations group at:

1-855-880-7404

investor -relations@pembina.com

Or our proxy solicitation agent, Kingsdale Advisors at:

1-866-657-5859 (toll-free in North America)

1-416-867-2272 (outside North America)

contactus@kingsdaleadvisors.com

Proxy solicitation

Management is soliciting your proxy for the meeting. Management may use the service of external proxy solicitors and you may be contacted by Pembina employees or Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, by mail, by telephone or by personal interview. This year, Kingsdale Advisors is providing governance and strategic shareholder advisory services to the company and may also provide proxy solicitation services in connection with the meeting. We have paid Kingsdale Advisors approximately $45,000 for this work and we may also pay them customary fees for contacting shareholders in connection with voting at the meeting. Pembina pays all costs related to producing and mailing this circular and other meeting materials, and for soliciting your proxy.

Pembina Pipeline Corporation • 2023 Management Information Circular	7

About the Shareholder Meeting – Voting Information

About the virtual meeting

We are holding a virtual-only meeting this year by live audio webcast as a cost-efficient and environmentally friendly way to engage with shareholders. Every registered shareholder and duly appointed proxyholder, regardless of geographic location and ownership, will have an equal opportunity to participate at the meeting and vote on the matters to be considered at the meeting. The meeting cannot be attended in person. The full webcast will be available on our website after the event, including any questions we receive from shareholders and their answers.

Attending as a guest

All shareholders can attend the meeting as a guest by logging in online at https://web.lumiagm.com/440249827, selecting “I am a guest” and completing the required form. If you attend the meeting as a guest, you will not be permitted to vote during the meeting. Guests can, however, ask questions after the formal part of the meeting is over, during the live question and answer session.

Asking questions at the virtual meeting

Questions may be submitted at any time during the webcast through the chat thread on the live webcast; however, during the formal part of the meeting, only questions from registered shareholders and duly appointed proxyholders that relate to the business of the meeting will be addressed.

Pembina will host a live question and answer session after the formal part of the meeting, where we will answer other questions submitted during the meeting. Registered shareholders, duly appointed proxyholders (including beneficial shareholders that have duly appointed themselves as proxyholders) and guests can submit questions during the live question and answer session.

To make sure we can answer as many questions as possible, please keep your questions brief and concise, and limit each question to a single topic. If there are questions from several shareholders or proxyholders on the same topic or that are otherwise related, we may group, summarize and answer them together. While all shareholder questions are welcome, we do not intend to address questions that are not related to the business of the meeting or Pembina’s operations, are repetitive or have been asked by another shareholder, are personal in nature or in furtherance of a shareholder’s personal or business interest, are related to material non-public information, are considered derogatory or otherwise offensive or are out of order or otherwise not appropriate.

To ensure the meeting is conducted in a way that is fair to all shareholders, the chair of the meeting may exercise discretion in responding to questions, including the order that questions are answered in, the grouping or editing of questions and the amount of time devoted to any question.

Technical difficulties

If you participate in the virtual meeting, it is important that you stay connected to the internet at all times during the meeting in order to vote. It is your responsibility to ensure connectivity for the duration of the virtual meeting. You should allow ample time to log into the virtual meeting and complete the above procedure.

All meeting participants must use the latest versions of Chrome, Safari, Microsoft Edge, or Firefox. Please do not use Internet Explorer. We recommend that you log in at least 30-60 minutes before the meeting starts as this will allow you to check compatibility and complete the related procedures required to log in to the meeting.

Caution: Internal network security protocols including firewalls and virtual private network (VPN) connections may block your access to the meeting. If you are experiencing any difficulty connecting to or watching the meeting, ensure your VPN setting is disabled or use a computer or other device on a network that is not restricted by any particular security settings.

If you have any questions about the virtual meeting portal or requiring assistance accessing the meeting website, please go to https://www.lumiglobal.com/faq for information.

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About the Shareholder Meeting – Voting Information

How to vote

You can vote your shares by proxy (by appointing someone—a proxyholder—to represent you), or by attending the virtual meeting and voting. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder, as further described below.

Beneficial shareholders

You are a beneficial shareholder if your shares are registered in the name of a nominee, such as a bank, trust company, securities broker, trustee or other intermediary. The majority of our shares are held by beneficial shareholders. Beneficial shareholders have the option to vote their shares during the virtual meeting or by proxy before the meeting, as set forth below.

Option 1: Vote during the virtual meeting

Before the meeting:

1.

Appoint yourself as the duly appointed proxyholder by printing your own name in the blank space provided in the proxy or voting instruction form. Then return the form in the envelope provided (or by following the instruction on the form). Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

2.

Register online with our transfer agent, Computershare Trust Company of Canada (Computershare) online by going to www.computershare.com/pembina before 2:00 p.m. (Mountain daylight time) on May 3, 2023 and input your name and contact information.

Computershare will email you a username before the meeting. You will need your username to log in to the meeting and vote. Without a username, you will not be able to vote at the meeting but will be able to participate as a guest.

On the day of the meeting:

1.

Log in online at https://web.lumiagm.com/440249827. We recommend visiting the site before the meeting starts to make sure it works on your computer or device. You must stay connected to the internet for the entire meeting.

2.	Select “I have a Control Number/Username” and enter the username Computershare provided by email.
3.	Enter the password (case sensitive): pembina2023
4.	Complete the ballot online during the meeting.

Beneficial shareholders who have not appointed themselves as proxyholder will not be able to vote online during the virtual meeting but will be able to participate as a guest.

Option 2: Vote by proxy before the meeting

If you are a beneficial shareholder and wish to vote by proxy before the meeting, you must send your voting instructions to your nominee who will vote for you. You will receive a request for voting instructions for the number of shares held for your benefit. Follow the instructions on the proxy form or voting instruction form and send your voting instructions to your nominee. You likely have an earlier deadline for returning your voting instruction form to your nominee, so be sure to complete and return the form early, to allow enough time for your nominee to receive your voting instructions and then send them to Pembina before the proxy cut-off time.

We use Broadridge Financial Solutions Inc. to send proxy-related materials to non-objecting beneficial shareholders. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial shareholders.

Beneficial shareholders located in the United States

If you are a beneficial shareholder located in the United States and wish to vote at the meeting or, if permitted, to appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your nominee. Follow the instructions from your nominee included with the legal proxy form or contact your nominee to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your nominee, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote at the meeting or, if permitted, to appoint third parties as their proxyholders must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received before 2:00 p.m. (Mountain daylight time) on May 3, 2023. You will receive a confirmation of your registration by email once Computershare receives your registration materials.

Pembina Pipeline Corporation • 2023 Management Information Circular	9

About the Shareholder Meeting – Voting Information

Registered shareholders

You are a registered shareholder if your shares are registered directly in your name. Registered shareholders have the option to vote their shares during the virtual meeting or by proxy before the meeting, as set forth below.

Option 1: Vote during the virtual meeting

On the day of the meeting:

1.

Log in online at https://web.lumiagm.com/440249827. We recommend visiting the site before the meeting starts to make sure it works on your computer or device. You must stay connected to the internet during the meeting.

2.	Select “I have a Control Number/Username” and enter your 15-digit control number (this is your username and you will find it on the bottom left corner of the first page of the enclosed proxy form).
3.	Enter the password (case sensitive): pembina2023
4.	Complete the ballot online during the meeting.

Option 2: Vote by proxy before the meeting

Registered shareholders can vote by proxy in one of the following three ways:

•

Online: Go to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the voting website;

•

By phone: Call 1-866-732-VOTE (8683) toll-free and follow the instructions. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the telephone voting system; or

•	By mail: Complete the enclosed proxy form, sign and date it and return it in the enclosed envelope.

Computershare must receive your completed proxy form at least 48 hours before the meeting (not including Saturdays, Sundays or holidays). The chair of the meeting can waive or extend the time limit for receiving proxy forms without notice, at his or her discretion.

About your proxyholder

The officers named on the proxy form and voting instruction form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business at the meeting. If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. As of the date of this circular, we do not anticipate any changes to the items of business or other matters to be brought before the meeting.

Choosing someone else to be your proxyholder

You have the right to appoint someone else to be your proxyholder and act on your behalf at the virtual meeting. The person you appoint does not have to be a shareholder. Make sure this person knows he or she has been appointed to attend the virtual meeting and vote on your behalf. Your proxyholder must vote (or withhold from voting) your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, your proxyholder has the discretion to vote as they see fit.

To appoint someone other than the officers named in the proxy form and voting instruction form as your proxyholder:

1.

Appoint your proxyholder as a duly appointed proxyholder by printing his or her name in the blank space provided on your proxy form or voting instruction form. Then return the form in the envelope provided (or by following the instructions on the form).

2.	Register your proxyholder online with Computershare by going to www.computershare.com/pembina before 2:00 p.m.

(Mountain daylight time) on May 3, 2023 and input your proxyholder’s name and contact information.

Computershare will email your proxyholder a username, which they will need to log in to the meeting and vote. Without a username, your proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

On the day of the meeting, your proxyholder will:

1.

Log in online at https://web.lumiagm.com/440249827. We recommend visiting the site before the meeting starts to make sure it works on the computer or device the proxyholder is using. Your proxyholder must stay connected to the internet for the entire meeting.

2.	Select “I have a Control Number/Username” and enter the username Computershare provided by email.
3.	Enter the password (case sensitive): pembina2023
4.	Complete the ballot online during the meeting.

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About the Shareholder Meeting – Voting Information

Changing your vote

If you are a registered shareholder, you can revoke a proxy form you previously submitted by:

•	voting again at the meeting;
•	voting again by internet, telephone or fax before 4:30 p.m. (Mountain daylight time) on the last business day before the meeting;
•

delivering a revocation notice in writing executed by the registered shareholder or by an authorized officer or attorney (duly authorized in writing) to: (i) our head office before 4:30 p.m. (Mountain daylight time) on the last business day before the meeting; or (ii) with the chair of the meeting prior to the start time of the meeting; or

•	in any other manner permitted by law.

If you are a beneficial shareholder, you can revoke voting instructions you previously submitted by contacting your nominee.

Shareholder proposals

If you want to present a shareholder proposal at our 2024 annual meeting of shareholders, you must submit it by February 5, 2024 to be considered for inclusion in next year’s management information circular.

Send your shareholder proposals to:
Corporate Secretary
Pembina Pipeline Corporation 4000, 585 – 8th Avenue S.W.
Calgary, AB T2P 1G1

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About the Shareholder Meeting – Business of the Meeting

Business of the Meeting

The meeting will cover the following items of business:

1. Receive our 2022 Audited Consolidated Financial Statements and Auditors’ Report

You have received our 2022 Audited Consolidated Financial Statements and the Auditors’ Report thereon, which are included in our 2022 Annual Report, if you requested a copy. Copies are available on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2. Elect the directors

Our articles state that the board must have between five and 13 directors. In accordance with our by-laws, the board has fixed the number of directors to be elected at the meeting at 12.

The following 12 persons are nominated for election to the board at the meeting:

Our policy on majority voting

According to our majority voting policy, each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.

The governance, nominating and corporate social responsibility committee will consider the resignation and recommend to the board the action to be taken. The director who resigned does not participate in these discussions.

The board will consider the committee’s recommendation and, within 90 days of the meeting, will accept the resignation unless there are exceptional circumstances. The resignation will be effective when it is accepted by the board. The board will announce its decision in a news release.

If the board accepts the resignation, it can appoint a new director, call a meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting of shareholders.

Our majority voting policy does not apply if a director election is contested.

• Henry W. Sykes (chair)	• Maureen E. Howe
• Anne-Marie N. Ainsworth	• Gordon J. Kerr
• J. Scott Burrows	• David M.B. LeGresley
• Cynthia Carroll	• Andy J. Mah
• Ana Dutra	• Leslie A. O’Donoghue
• Robert G. Gwin	• Bruce D. Rubin

All of the nominated directors currently serve on our board. Mr. Mah was appointed to the board on February 23, 2023. Turn to the profiles starting on page 15 for detailed information about each nominated director.

The directors elected at the meeting will serve until the next annual meeting of shareholders, or until their successors are elected or appointed.

The proxy form allows you to vote for all the nominated directors, vote for some of them and withhold your vote for others, or withhold your vote for all of them. The board recommends you vote for the election of each nominated director. Unless instructed otherwise, the Pembina officers named in the proxy form and voting instruction form will vote for all our nominated directors.

Pembina Pipeline Corporation • 2023 Management Information Circular	12

About the Shareholder Meeting – Business of the Meeting

3. Appoint our auditors

You will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP (KPMG), Chartered Professional Accountants, be appointed as auditors of Pembina and serve until the next annual meeting of shareholders. The audit committee will recommend KPMG’s compensation to the board for its review and approval.

KPMG have been Pembina’s auditors since September 1997. Pembina’s audit committee and management conduct a comprehensive review of the external auditor at least every five years. A comprehensive review was last completed in 2020 for the five-year period from 2015 to 2019. The results of this review supported the continuation of KPMG’s audit engagement.

Independence rules under the United States Securities Exchange Act of 1934, as amended, require mandatory rotation for the lead audit partner and concurring partner after serving a maximum of five years, followed by a five-year period without any involvement with the Pembina audit engagement. For other audit partners involved in the Pembina audit, the mandatory rotation occurs after a maximum of seven years of service followed by a two-year period without any involvement with the Pembina engagement. This rotation helps ensure auditor independence is maintained by changing the key personnel working on Pembina’s audit after a set period of time.

The following table shows the fees paid or payable to KPMG for the fiscal years ended December 31, 2021 and 2022.

Fee category	2021 ($)	2022 ($)

Audit fees	2,724,500	3,478,480

Fees for auditing our annual financial statements, reviewing our quarterly financial statements, and services related to statutory and regulatory filings or engagements. Fees in 2021 also included review of information contained in various prospectuses and other securities offering documents.

Audit-related fees	119,000	180,150
Fees for assurance and related services, including French translations in connection with statutory and regulatory filings, reasonably related to the performance of the audit or review of Pembina’s financial statements and not reported under Audit fees above.

● In 2022, these fees included audit fees for the pension plan and Younger facility pension plan audits of $30,000 and $25,000, respectively.

● In 2021, these fees included audit fees for the pension plan and Younger facility pension plan audits of $25,000 and $18,000, respectively.

Tax fees	120,305	48,450

Fees for non-audit tax services provided by KPMG’s tax division, including $3,450 (2021: $2,850) for tax compliance and $45,000 (2021: $117,455) for tax advice and tax planning. Fees in both years also include tax consultation and compliance fees for preparing and filing tax returns for our subsidiaries.

All other fees	199,250	191,250

Fees for other products and services provided by the auditors not described above, which included fees related to advice and assistance with assurance and advisory services over GHG emissions and ESG sustainability reporting.

Total fees	3,163,055	3,898,330

The board recommends you vote for appointing KPMG as our auditors until the close of our next annual meeting of shareholders. Unless instructed otherwise, the Pembina officers named in the proxy form and voting instruction form will vote for the appointment of KPMG as our auditors.

Pembina Pipeline Corporation • 2023 Management Information Circular	13

About the Shareholder Meeting – Business of the Meeting

4. Vote on our approach to executive compensation

You will vote on our approach to executive compensation disclosed in this circular.

A key principle underlying executive compensation at Pembina is ‘pay for performance.’ We believe that linking executive compensation to strategy and corporate performance helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program beginning on page 57 of this circular.

Say on pay votes In 2022, our executive compensation approach was supported by 88.01% of shareholder votes for our say on pay resolution.

The board gives shareholders the opportunity every year to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results of the “say on pay” resolution will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation. If a significant number of shareholders oppose the “say on pay” resolution, the board will consult with shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind.

At the meeting, you will be asked to consider and, if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the common shareholders of Pembina (shareholders) accept the approach to executive compensation disclosed in Pembina’s 2023 Management Information Circular delivered in advance of the 2023 annual meeting of shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends you vote for this resolution. Unless instructed otherwise, the Pembina officers named in the proxy form and voting instruction form will vote for our approach to executive compensation as described in this circular.

5. Other business

You will vote on any other items of business that may be properly brought before the meeting. As of the date of this circular, we are not aware of any other matters to be brought before the meeting.

Pembina Pipeline Corporation • 2023 Management Information Circular	14

About the Shareholder Meeting – About the Nominated Directors

About the Nominated Directors

To ensure strong stewardship, the board needs to operate independently, have a prudent mix of relevant skills and experience, including industry knowledge and experience, a mix of age ranges and tenure, sufficiently diverse backgrounds and opinions to support balanced discussion and debate, and must be a manageable size to facilitate productive discussion and decision-making. We believe this year’s group of 12 nominated directors meets all of these requirements.

The profiles on the following pages tell you about each nominated director’s background and experience, independence, meeting attendance, share ownership, other public company directorships and voting results from our 2022 annual meeting of shareholders (as applicable). All information is provided as of March 17, 2023, unless indicated otherwise.

All of the nominated directors are independent except Mr. Burrows, who is our President and Chief Executive Officer (CEO). The board has reviewed the independence and qualifications of the non-management directors and has recommended their nomination.

A strong and diverse slate of nominated directors

Independence

Non-independent
8%
1
11
Independent
(all directors except the CEO)
92%

Age

<60
25%
3
average age
62
9
60-69
75%

Tenure
(independent directors)

<5 years
36%
5-10 years
46%
4
average tenure
6.5
years
5
2
>10 years
18%

Geographic location

US
42%
5
7
Canada
58%

Diversity

board diversity[1]
50%
6
6
Diverse
50%

Gender

Female
42%
5
7
Male
58%

[1]

An individual is considered diverse if the individual belongs to one of the four designated groups in the Employment Equity Act (Canada): Indigenous peoples, persons with disabilities, members of visible minorities and women.

Pembina Pipeline Corporation • 2023 Management Information Circular	15

About the Shareholder Meeting – About the Nominated Directors

Henry W. Sykes (64)
Independent | 2022 voting results: 98.55% for, 1.45% withheld

 Chair

 Director since

 October 2017

 Calgary, Alberta

 Canada

Mr. Sykes was the President and director of MGM Energy Corp. (MGM), a Canadian public energy company focused on the acquisition and development of hydrocarbon resources in Canada’s Northwest Territories and Arctic regions, from January 2007 to June 2014. Before he joined MGM, he was the President of ConocoPhillips Canada from 2001 to 2006 and the Executive Vice-President, Business Development of Gulf Canada Resources Ltd. before that.

Mr. Sykes began his career as a lawyer and specialized in mergers and acquisitions, securities and corporate law. He is past chair and member of the boards of Arts Commons and The Arctic Institute of North America and is a director of several private companies involved in the oil and gas industry.

He has a Bachelor of Arts in economics from McGill University, a law degree from the University of Toronto and a Master of Laws degree from the London School of Economics. Mr. Sykes has been honoured with a King’s Counsel designation in Alberta for his contributions to the legal profession and is a member of the Institute of Corporate Directors.

2022 Board and committee membership and attendance[1]

Board of directors	8 of 8 meetings	100%

Audit committee	4 of 4 meetings	100%

Human resources, health and compensation committee (2022 chair)	4 of 4 meetings	100%

Other public company boards and committee memberships[2]

None

Securities held as of March 17, 2023

Common shares	Deferred share units	Total value[3]	Meets share ownership guidelines

15,306	22,047	$1,575,542	On track[4]

[1]  Mr. Sykes was a member of the human resources, health and compensation committee from October 17, 2017 to January 1, 2023 and was the chair of the committee from May 8, 2020 to January 1, 2023. He was also a member of the audit committee from May 4, 2018 to January 1, 2023. On January 1, 2023 Mr. Sykes was appointed chair of the board, and as of the date of this circular does not sit on any committees.

[2]  Mr. Sykes was a director of Parallel Energy Trust (a TSX listed company) from March 2011 to February 2016. On November 9, 2015, Parallel Energy Trust filed an application in the Court of Queen’s Bench of Alberta for creditor protection under the Companies’ Creditors Arrangement Act (Canada), and on November 9, 2015 filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In the Chapter 11 proceedings, the U.S. Bankruptcy Court approved the sale of the assets of Parallel Energy Trust and the sale closed on January 28, 2016. On March 3, 2016, the Canadian entities of Parallel Energy Trust filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a notice to creditors was sent by the trustee on March 4, 2016.

[3]  Based on $42.18, the closing price of our common shares on the TSX on March 16, 2023. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 54 for more information).

[4] Mr. Sykes has five years from the date of his appointment as chair of the board on January 1, 2023 to meet the share ownership guidelines.

Pembina Pipeline Corporation • 2023 Management Information Circular	16

About the Shareholder Meeting – About the Nominated Directors

Anne-Marie N. Ainsworth (66)
Independent | 2022 voting results: 98.80% for, 1.20% withheld

 Director since

 October 2014

 Houston, Texas

 U.S.

Ms. Ainsworth has extensive experience in the oil and gas industry and has held several senior management positions throughout her career. Ms. Ainsworth most recently served as President and Chief Executive Officer of Oiltanking Partners, L.P. and Oiltanking Holding Americas, Inc. from November 2012 to March 2014. Prior thereto, Ms. Ainsworth was Senior Vice President of Refining at Sunoco Inc. from 2009 to 2012 and before that was the General Manager of the Motiva Enterprises, LLC (Motiva) refinery in Norco, Louisiana from 2006 to 2009. Before Ms. Ainsworth joined Motiva, she was director of process safety management systems and business improvement leader at Shell Oil Products U.S. from 2003 to 2006 and Vice President of Technical Assurance at Shell Deer Park Refining Company from 2000 to 2003.

Ms. Ainsworth graduated cum laude from the University of Toledo with a Bachelor of Science in chemical engineering. She holds a Master of Business Administration from Rice University, where she also served as an adjunct professor from 2000 to 2009. She is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

2022 Board and committee membership and attendance[1]

Board of directors	8 of 8 meetings	100%

Human resources, health and compensation committee	4 of 4 meetings	100%

Safety, environment and operational excellence committee	7 of 7 meetings	100%

Other public company boards and committee memberships

Archrock, Inc. | NYSE		Governance and nominating (chair); audit

HF Sinclair Corporation | NYSE		Health, safety and environment (chair); finance

Kirby Corporation | NYSE		Audit; nominating and corporate governance

Securities held as of March 17, 2023

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines

24,655	34,178	$2,485,200	Yes

1  On February 24, 2023, Ms. Ainsworth stepped down from the human resources, health and compensation committee and was appointed to the governance, nominating and corporate social responsibility committee.

[2] Based on US$30.76, the closing price of our common shares on the NYSE on March 16, 2023 and the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.37605 as at March 16, 2023. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 54 for more information) and their value is based on $42.18, the closing price of our common shares on the TSX on March 16, 2023.

Pembina Pipeline Corporation • 2023 Management Information Circular	17

About the Shareholder Meeting – About the Nominated Directors

Scott Burrows (43)
Non-independent | 2022 voting results: 99.70% for, 0.30% withheld

 Director since

 February 2022

 Calgary, Alberta

 Canada

Mr. Burrows has been the President and Chief Executive Officer of the company since February 2022. Prior to his current role, Mr. Burrows served as Pembina’s Interim President and Chief Executive Officer from November 2021 to February 2022 and prior to that, he was Pembina’s Chief Financial Officer from 2015 to November 2021. Prior to his role as Chief Financial Officer, Mr. Burrows served as Pembina’s Vice President, Capital Markets and as Vice President, Corporate Development and Investor Relations.

Before joining Pembina in November 2010, Mr. Burrows spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

Mr. Burrows has a Bachelor of Commerce from the University of British Columbia, is a CFA® Charterholder and is a member of the Institute of Corporate Directors.

2022 Board and committee membership and attendance

Board of directors	8 of 8 meetings	100%

Other public company boards and committee memberships

None

Securities held as of March 17, 2023

Common shares	Restricted and performance share units	Total value[1]	Meets share ownership guidelines[2]

31,414	358,191	$16,433,539	On track[3]

[1]  Based on $42.18, the closing price of our common shares on the TSX on March 16, 2023. Mr. Burrows is not entitled to deferred share units issued under our deferred share unit plan. Restricted and performance share units include units issued under our share unit plan and units accrued as dividend equivalents (see Executive compensation on page 57 for more information).

[2] Not including the value of PSUs.
[3] Mr. Burrows has five years from the date of his appointment on February 22, 2022 to meet the share ownership guidelines.

Pembina Pipeline Corporation • 2023 Management Information Circular	18

About the Shareholder Meeting – About the Nominated Directors

Cynthia Carroll (66)
Independent | 2022 voting results: 97.97% for, 2.03% withheld

  Director since

  May 2020

  Naples, Florida

  U.S.

Ms. Carroll most recently served as the Chief Executive Officer of Anglo American plc from 2007 to 2013. Ms. Carroll began her career as an exploration geologist at Amoco Production Company in Denver, Colorado before joining Alcan Aluminum Corporation (Alcan). Ms. Carroll held various executive roles at Alcan, including President of Bauxite, Alumina and Specialty Chemicals and Chief Executive Officer of the Primary Metal Group, Alcan’s core business.

She previously chaired the boards of Anglo American Platinum Ltd., De Beers Société Anonyme, Vedanta Resources Holdings Ltd., and the World Economic Forum, Mining and Metals Industry group. She has also served on the boards of BP, the International Council on Mining and Metals, the International Aluminum Institute, The American Aluminum Association, Sara Lee Corporation and Century Aluminum Company.

Ms. Carroll holds a bachelor’s degree in Geology from Skidmore College, a Master of Science degree in Geology from the University of Kansas, and a Master of Business Administration from Harvard University. She was awarded an Honorary Doctorate of Science from the University of Exeter, Honorary Doctorate of Laws from Skidmore College and an Honorary Doctorate of Economics from the University of Limerick. She is a fellow of the Royal Academy of Engineers and a Fellow of the Institute of Materials, Minerals and Mining. Ms. Carroll is also a member of the Institute of Corporate Directors.

2022 Board and committee membership and attendance

Board of directors	7 of 8 meetings	87.5%

Human resources, health and compensation committee	3 of 4 meetings	75%

Safety, environment and operational excellence committee (chair)	7 of 7 meetings	100%

Other public company boards and committee memberships

Baker Hughes Company | NYSE		Audit; compensation

Hitachi Ltd. | TYO		Nomination

Glencore plc | LON		Remuneration (chair); nomination; safety, environment and communities

Securities held as of March 17, 2023

Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines

-	13,250	$558,903	On track[2]

[1]  Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 54 for more information) and their value is based on $42.18, the closing price of our common shares on the TSX on March 16, 2023.

[2] Ms. Carroll has five years from the date of her appointment on May 8, 2020 to meet the share ownership guidelines.

Pembina Pipeline Corporation • 2023 Management Information Circular	19

About the Shareholder Meeting – About the Nominated Directors

Ana Dutra (58)
Independent | 2022 voting results: 87.99% for, 12.01% withheld

 Director since

 May 2022

 Indian River Shores, Florida

 U.S.

Ms. Dutra was the Chief Executive Officer of The Executives’ Club of Chicago, a world-class senior executives organization focused on the development, innovation and networking of current and future business and community leaders, from 2014 until her retirement in 2018. Prior to that she was a Proxy Officer and Chief Executive Officer of Korn/Ferry Consulting from 2007 until 2013.

Ms. Dutra has a Bachelor in Economics from the Universidade Federal do Rio de Janeiro, a Juris Doctor from the Universidade do Estado do Rio de Janeiro and a Master in Economics from Pontificia Universidade Catolica do Rio de Janeiro. In addition, Ms. Dutra also holds a Master of Business Administration from Kellogg School of Management at Northwestern University, where she continues to serve as a lecturer in the areas of strategy and innovation, leadership development and globalization. Ms. Dutra is also a member of the Institute of Corporate Directors.

2022 Board and committee membership and attendance[1]

Board of directors	8 of 8 meetings	100%

Audit committee	2 of 2 meetings	100%

Other public company boards and committee memberships

CME Group Inc. | Nasdaq		Compensation; risk, market regulatory oversight;

Amyris, Inc. | Nasdaq		Leadership, development, inclusion and compensation

Carparts, Inc. | Nasdaq		Nominating/governance

Securities held as of March 17, 2023

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines

-	4,073	$171,799	On track[3]

[1]  Ms. Dutra was appointed to the audit committee upon her election to the board on May 6, 2022 and attended all committee meetings in 2022 that were held after her appointment to the committee. Ms. Dutra was also appointed to the governance, nominating and corporate social responsibility committee on January 1, 2023.

[2]  Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 54 for more information) and their value is based on $42.18, the closing price of our common shares on the TSX on March 16, 2023.

3 Ms. Dutra has five years from the date of her appointment on May 6, 2022 to meet the share ownership guidelines.

Pembina Pipeline Corporation • 2023 Management Information Circular	20

About the Shareholder Meeting – About the Nominated Directors

Robert G. Gwin (59)
Independent | 2022 voting results: 98.54% for, 1.46% withheld

 Director since

 May 2020

 Houston, Texas

 U.S.

Mr. Gwin was President of Anadarko Petroleum Corporation (Anadarko), an oil and natural gas exploration and production company, from 2018 until its acquisition by Occidental Petroleum Corporation in late 2019. He previously was Executive Vice President, Finance and Chief Financial Officer of Anadarko from 2009 to 2018. Earlier in his career, Mr. Gwin held various positions in corporate finance and executive management.

He previously served as a director of: Western Gas Partners, LP from 2007 to 2019, including serving as its Chair from 2010 to 2018; LyondellBasell Industries, N.V. from 2011 to 2018, including serving as its Chair from 2013 to 2018; and Enable Midstream Partners, LP from 2020 through 2021, including serving as its Chair. He has also served as a director of several non-public entities throughout his career.

Mr. Gwin holds a Bachelor of Science degree from the University of Southern California and a Master of Business Administration degree from the Fuqua School of Business at Duke University. He also earned the Chartered Financial Analyst (CFA) designation from the CFA Institute. Mr. Gwin is a member of the Institute of Corporate Directors.

2022 Board and committee membership and attendance

Board of directors	8 of 8 meetings	100%

Human resources, health and compensation committee[1]	1 of 1 meetings	100%

Governance, nominating and corporate social responsibility committee (2022 chair)[2]	4 of 4 meetings	100%

Safety, environment and operational excellence committee[3]	3 of 3 meetings	100%

Other public company boards and committee memberships

Crescent Energy Company | NYSE		-

TechnipFMC plc | NYSE		Audit

Securities held as of March 17, 2023

Common shares	Deferred share units	Total value[4]	Meets share ownership guidelines

-	13,139	$554,221	On track[5]

[1]  Mr. Gwin was a member of the human resources, health and compensation committee from May 8, 2020 until May 6, 2022. He attended all meetings of the committee that were held in 2022 while he was a member of the committee. Mr. Gwin was appointed chair of the committee on January 1, 2023.

[2]  Mr. Gwin was a member of the governance, nominating and corporate social responsibility committee from May 8, 2020 until January 1, 2023 and served as chair of the committee from May 7, 2021 until January 1, 2023.

[3]  Mr. Gwin was a member of the safety, environment and operational excellence committee from May 6, 2022 to January 1, 2023 and attended all committee meetings in 2022 that were held after his appointment to the committee.

[4]  Deferred share units include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 54 for more information) and their value is based on $42.18, the closing price of our common shares on the TSX on March 16, 2023.

[5] Mr. Gwin has five years from the date of his appointment to the board on May 8, 2020 to meet the share ownership guidelines.

Pembina Pipeline Corporation • 2023 Management Information Circular	21

About the Shareholder Meeting – About the Nominated Directors

Maureen E. Howe (65)
Independent | 2022 voting results: 98.36% for, 1.64% withheld

    Director since

    October 2017

    Vancouver, British     Columbia

    Canada

Ms. Howe was a Research Analyst and Managing Director at RBC Capital Markets in equity research from 1996 until 2008. She specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing, and alternative energy. Prior to joining RBC Capital Markets, Ms. Howe held various positions in the area of capital markets, including investment banking, portfolio management, and corporate finance.

Ms. Howe has a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia. She is a member of the Institute of Corporate Directors.

2022 Board and committee membership and attendance

Board of directors	8 of 8 meetings	100%

Audit committee (chair)	4 of 4 meetings	100%

Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

Other public company boards and committee memberships

Methanex Corporation | TSX, NASDAQ		Governance (chair); audit

Freehold Royalties Ltd. | TSX		Audit (chair)

Securities held as of March 17, 2023

Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines

26,000	13,655	$1,672,631	Yes

[1]  Based on $42.18, the closing price of our common shares on the TSX on March 16, 2023. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 54 for more information).

Pembina Pipeline Corporation • 2023 Management Information Circular	22

About the Shareholder Meeting – About the Nominated Directors

Gordon J. Kerr (69)
Independent | 2022 voting results: 98.83% for, 1.17% withheld

    Director since

    January 2015

    Calgary, Alberta

    Canada

Mr. Kerr was President and Chief Executive Officer and director of Enerplus Corporation (a TSX and NYSE-listed company) from May 2001 until July 2013. He is a past Chair of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited and Laricina Energy Ltd., a past member of the Canadian Council of Chief Executives and of the Management Advisory Council of the Haskayne School of Business at the University of Calgary

He has gained extensive management experience in leadership positions at various oil and gas companies since launching his career in 1979. He started his employment with Enerplus Corporation and its predecessor firms in 1996, and held positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President.

Mr. Kerr has a Bachelor of Commerce from the University of Calgary. Mr. Kerr received his Chartered Accountant designation in 1979 and is a fellow of the Institute of Chartered Accountants of Alberta. Mr. Kerr is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation and is a member of the executive of the Calgary Chapter of the Institute of Corporate Directors.

2022 Board and committee membership and attendance

Board of directors	8 of 8 meetings	100%

Audit committee	4 of 4 meetings	100%

Governance, nominating and corporate social responsibility committee	4 of 4 meetings	100%

Other public company boards and committee memberships[1]

None

Securities held as of March 17, 2023

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines

10,400	45,641	$2,363,815	Yes

Class A preferred shares – Series 7

6,000

[1]  Mr. Kerr was a director of Laricina Energy Ltd., a private company, until February 5, 2016. Laricina Energy Ltd. was subject to proceedings under the Companies’ Creditors Arrangement Act (Canada) in 2015. On February 1, 2016, the proceedings were conditionally discharged.

[2] Based on $42.18, the closing price of our common shares on the TSX on March 16, 2023. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 54 for more information).

Pembina Pipeline Corporation • 2023 Management Information Circular	23

About the Shareholder Meeting – About the Nominated Directors

Andy J. Mah (64)
Independent | 2022 voting results: n/a

    Director since

    February 2023

    Calgary, Alberta

    Canada

Mr. Mah has over 40 years of experience in the oil and gas industry and has significant executive level experience that includes all facets of the Canadian upstream oil and gas industry, including U.S. and international assignments. Mr. Mah was the Chief Executive Officer of Advantage Energy Ltd., a Canadian oil and gas exploration and production company, from January 2009 to December 31, 2021. Prior to Advantage Energy Ltd., Mr. Mah held c-suite and leadership positions at Ketch Resources Trust, Unocal Corporation, Northrock Resources Ltd., and BP Canada.

Mr. Mah has a Bachelor of Science in Chemistry and a Bachelor of Science in Chemical Engineering from the University of Saskatchewan. Mr. Mah is a member of The Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is also a member of the Institute of Corporate Directors.

2022 Board and committee membership and attendance[1]

Board of directors			n/a	n/a

Other public company boards and committee memberships

Advantage Energy Ltd. | TSX		Reserves and Health, Safety, Environment Committee

Securities held as of March 17, 2023

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines

8,180	nil	$345,032	On track[3]

[1]  Mr. Mah joined the board on February 24, 2023 and therefore did not attend any meetings in 2022. Mr. Mah was appointed to the audit committee and the human resources, health and compensation committee upon his appointment to the board.

[2]  Based on $42.18, the closing price of our common shares on the TSX on March 16, 2023. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 54 for more information).

[3] Mr. Mah has five years from the date of his appointment on February 24, 2023 to meet the share ownership guidelines.

Pembina Pipeline Corporation • 2023 Management Information Circular	24

About the Shareholder Meeting – About the Nominated Directors

David M. B. LeGresley (64)
Independent | 2022 voting results: 98.45% for, 1.55% withheld

    Director since

    August 2010

    Toronto, Ontario

    Canada

Mr. LeGresley is an experienced Canadian corporate director having served on a number of public and private boards, both large and small cap since 2008. Mr. LeGresley was the Vice Chairman of National Bank Financial from 2006 to 2008 and Executive Vice President, Corporate and Investment Banking from 1999 to 2006. Before that, he held investment banking positions at Salomon Brothers Canada and CIBC Wood Gundy.

He has a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School. Mr. LeGresley is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

2022 Board and committee membership and attendance

Board of directors	8 of 8 meetings	100%

Governance, nominating and corporate social responsibility committee[1]	4 of 4 meetings	100%

Human resources, health and compensation committee	4 of 4 meetings	100%

Other public company boards and committee memberships

EQB Inc. (formerly Equitable Group Inc.) | TSX Board chair

Securities held as of March 17, 2023

Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines

46,238	45,001	$3,848,454	Yes

[1] Mr. LeGresley was appointed chair of the governance, nominating and corporate social responsibility committee on January 1, 2023.

[2]  Based on $42.18, the closing price of our common shares on the TSX on March 16, 2023. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 54 for more information).

Pembina Pipeline Corporation • 2023 Management Information Circular	25

About the Shareholder Meeting – About the Nominated Directors

Leslie A. O’Donoghue (60)
Independent | 2022 voting results: 94.00% for, 6.00% withheld

  Director since

  December 2008

  Calgary, Alberta

  Canada

Ms. O’Donoghue spent over 20 years at Nutrien Ltd., an agricultural chemical manufacturing company, and its predecessor Agrium Inc. in various executive leadership roles. Her most recent position was Executive Vice President, Advisor to the CEO in 2019. Prior to that, she was the Executive Vice President and Chief Strategy and Corporate Development Officer from 2018 to 2019. While at Agrium Inc., Ms. O’Donoghue held a number of roles including, Executive Vice President, Corporate Development & Strategy & Chief Risk Officer from 2012 to 2018, Executive Vice President, Operations from 2011 to 2012 and Chief Legal Officer and Senior Vice President, Development from 2009 to 2011.

Before joining Agrium Inc. in 1999, Ms. O’Donoghue was a partner in the national law firm of Blake, Cassels & Graydon LLP.

She has a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queen’s University. Ms. O’Donoghue has been honoured with a King’s Counsel designation in Alberta for her contributions to the legal profession and is a member of the Institute of Corporate Directors.

2022 Board and committee membership and attendance

Board of directors	8 of 8 meetings	100%

Audit committee	4 of 4 meetings	100%

Safety, environment and operational excellence committee	7 of 7 meetings	100%

Other public company boards and committee memberships

Methanex Corporation | TSX, NASDAQ		Audit; Responsible Care

Dye & Durham Limited | TSX		Corporate, Governance & Nominating (chair)

Securities held as of March 17, 2023

Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines

35,588	55,858	$3,857,174	Yes

[1] Based on $42.18, the closing price of our common shares on the TSX on March 16, 2023. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 54 for more information).

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About the Shareholder Meeting – About the Nominated Directors

Bruce D. Rubin (66)
Independent | 2022 voting results: 99.42% for, 0.58% withheld

 Director since

 May 2017

 Swarthmore, Pennsylvania

 U.S.

Mr. Rubin has over 40 years of experience, including various executive and advisory positions and board memberships in the private equity space in the energy, refining and petrochemical sectors.

He was Chief Executive Officer of Sunoco Chemicals and a Senior Vice President of Sunoco Inc. from 2008 to 2010 and held various other executive positions during a 32-year career with that company. Mr. Rubin was the first Chief Executive Officer of Braskem America and served with Braskem America in an executive capacity from 2010 until 2013. He was also an Executive Advisor for Court Square Capital Partners from 2013 to 2015, an Operating Advisor for The Carlyle Group from 2015 to 2017, and an advisor for Braskem America from 2014 to 2017.

Mr. Rubin has a Master of Business Administration from Widener University and a Bachelor of Science in Chemical Engineering from the University of Pennsylvania. He is a member of the Institute of Corporate Directors.

2022 Board and committee membership and attendance

Board of directors	8 of 8 meetings	100%

Audit committee[1]	2 of 2 meetings	100%

Human resources, health and compensation committee[2]	3 of 3 meetings	100%

Safety, environment and operational excellence committee	7 of 7 meetings	100%

Other public company boards and committee memberships

None

Securities held as of March 17, 2023

Common shares	Deferred share units	Total value[3]	Meets share ownership guidelines

20,000	24,082	$1,862,310	Yes

[1] Mr. Rubin was a member of the audit committee from May 8, 2020 until May 6, 2022. He attended all meetings of the committee that were held in 2022 while he was a member of the committee.
[2] Mr. Rubin was appointed to the human resources, health and compensation committee on May 6, 2022 and attended all meetings of the committee after his appointment.

[3]  Based on US$30.76, the closing price of our common shares on the NYSE on March 16, 2023 and the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.37605 as at March 16, 2023. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 54 for more information) and their value is based on $42.18, the closing price of our common shares on the TSX on March 16, 2023.

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About the Shareholder Meeting – About the Nominated Directors

Corporate Governance This section of our circular describes our governance practices, the board’s responsibilities, and what we expect of the directors who serve on the board.

Where to find it
29	Our Governance Practices

40	About the Board of Directors

47	Board Committees

54	Director Compensation

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Corporate Governance – Our Governance Practices

Our Governance Practices

Good governance is important for all our stakeholders—our customers, our investors, our employees and the communities where we operate. Strong stewardship by the board, and high standards of governance and ethics throughout our business, are essential for achieving our purpose and operating our business effectively.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us. We also regularly benchmark ourselves against our peers to ensure we are following best practices. We continue to focus on ensuring our practices are aligned with our TSX 60 peer group.

Governance guidelines

Our board and management operate under governance guidelines that set out our commitment to principles of good governance.

Board independence	✓	an independent chair of the board
	✓	audit committee, human resources, health and compensation committee and governance, nominating and corporate social responsibility committee members must be independent
	✓	majority of the board must be independent
	✓	regular in-camera meetings held without management and without non-independent directors

Board diversity	✓	commitment to maintaining a reasonable diversity of background, skills, education, experience and personal characteristics among the directors
	✓	commitment to diversity of tenure through reasonable board turnover and renewal
✓

commitment to our board diversity policy, which includes specific targets for women and overall diversity, including Indigenous peoples, persons with disabilities, and members of other racial, ethnic and/or visible minorities

Board effectiveness	✓	formal process for nominating directors and succession planning
	✓	ongoing director orientation and director education program
	✓	clearly established and distinct roles of board members and senior management
	✓	commitment to maintaining dialogue between management and directors
	✓	ability of the board and board committees to seek independent advice as appropriate
	✓	formal board assessment and peer review process, including engaging a third-party independent advisor at least every three years

Integrity and ethical conduct	✓	commitment to ensuring the integrity of internal controls and public disclosure
	✓	monitoring of overboarding, board interlocks, and other potential conflicts of interest
	✓	established equity ownership requirements for directors
	✓	formal policy on majority voting

Organizational effectiveness	✓	requirement of the board to oversee corporate strategy and manage organizational risks

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Corporate Governance – Our Governance Practices

The board’s mandate

The board of directors oversees our business, provides guidance to management, monitors management’s activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us.

The board’s charter sets out specific matters that must be approved by the full board. All significant strategy-related operational, governance, financial and risk management decisions that could affect our shareholders are reviewed by the board.

The board’s charter includes:

•  ensuring an ethical culture;

•  strategic planning oversight;

•  risk management oversight;

•  executive succession planning and diversity;

•  financial management and reporting; and

•  officer compensation.

Board charter

You can find a copy of the board’s charter on our website (www.pembina.com).

The board’s oversight of sustainability and ESG crosses many of the responsibilities in its charter, including ensuring an ethical culture, overseeing strategy and risk, increasing diversity, approving reporting and overseeing compensation design. You can read about the board’s efforts throughout this section.

The board’s approach to governing sustainability and ESG is discussed on page 34. Pembina’s sustainability report and performance data are available on our website at:

https://www.pembina.com/sustainability/.

The board also oversees Pembina’s overall environmental, social and governance (ESG) strategy.

The board fulfils its duties directly and by delegating certain responsibilities to its four standing committees (see page 47 for information about the committees).

Ensuring an ethical culture

One of our most valuable assets is our reputation as a leading energy transportation and midstream service provider, with consistent financial performance and long-term financial stability. Fostering and ensuring a culture that promotes integrity and ethical conduct is key to maintaining our reputation.

Our commitment to respecting human rights applies to all of our directors, officers and employees and also extends to all of our contractors and subcontractors working at our sites and includes, among other things:

Ethics policies

Pembina maintains the following policies and standards:

•  Code of ethics

•  Anti-bribery policy

•  Whistleblower policy

•  Community relations policy

•  Indigenous and tribal relations policy

•  Supplier code of conduct

•	eliminating unlawful discrimination and harassment in the workplace;

•

recognizing the legal rights of all individuals and communities, including women, Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities, and the economically disadvantaged;

•	respecting the importance of the environment in the communities where we operate;

•	respecting employee rights related to freedom of association and collective bargaining;

•	recognizing the right to water as a fundamental human right; and

•

addressing risks of modern slavery, forced labour and child labour (as applicable, recognizing that the risk of these human rights violations is very low due to the primary geography of Pembina’s operations).

Our commitment to respecting human rights is informed by the principles of the Universal Bill of Human Rights, the United Nations Universal Declaration of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization’s Declaration of Fundamental Principles and Rights at Work and the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises.

All executives and employees must acknowledge every year that they have read and understand our code of ethics (the code), anti-bribery policy, whistleblower policy and other policies, will review all updates, and will comply with them at all times. You can find these and other policies on our website (www.pembina.com).

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Corporate Governance – Our Governance Practices

Code of ethics

All directors, executives and employees of Pembina are governed by our code, which sets out principles for ethical conduct in the following areas:

•  conflicts of interest;

•  business relationships and fair dealing;

•  compliance with the law;

•  human rights;

•  government relations;

•  health, safety and environmental matters;

•  integrity of financial information;

•  disclosure and insider trading;

•  stakeholder and public relations;

•  privacy and confidentiality;

•  protecting our assets and records;

•  gifts, meals, hospitality, entertainment, travel and other benefits;

•  workplace environment and relationships; and

•  reporting responsibilities and procedures.

Compliance with the code is mandatory and everyone has a responsibility to report violations of the code. Violations of the code can result in disciplinary action, including dismissal.

The board is responsible for establishing procedures for monitoring compliance with the code and does so through a combination of periodic reports from management, our annual certification process, as well as through our whistleblower policy (see below). No aspect of the code can be waived unless it is approved by the board and properly disclosed, as required by applicable laws and regulations. The board has not waived any aspect of the code since it was implemented in 2005, and no material change reports related to the conduct of any director or officer have been filed (which would generally be required for conduct that would constitute a material departure from the code). The code was last updated and approved by the board in August 2022.

Whistleblower policy

Our whistleblower policy is designed to help us uphold our reputation and maintain public confidence by encouraging employees, consultants, contractors, agents and other stakeholders to act responsibly and report possible unethical practices without fear of discrimination, retaliation or harassment. The policy includes examples of activities that should be reported, and the process whistleblowers should follow to file a confidential report, including a whistleblower line that allows people to report anonymously by telephone or the internet, or through our external legal counsel addressed as confidential for direct delivery to the chair of the audit committee, at any time. Each whistleblower complaint is treated confidentially and thoroughly investigated.

Anti-bribery policy

Our anti-bribery policy formalizes and records Pembina’s procedures to ensure the company and its directors, officers and employees conduct business in an honest and ethical manner when dealing with government officials and all other parties and comply with anti-corruption laws. The anti-bribery policy also reflects the standards Pembina expects its contractors, agents and other third-party representatives to adhere to when acting on Pembina’s behalf.

Community relations policy

By committing to being recognized as a leader in its relationships with communities, where Pembina is welcomed as a safe and responsible partner, Pembina employees, consultants, contractors and directors are expected to: understand what communities value and what is important to them; make measurable commitments and deliver on them; minimize potential impacts of Pembina’s projects and operations by conducting early, meaningful and ongoing engagement; and identify partnership opportunities in support of community and economic development for mutual benefit.

Indigenous and tribal relations policy

As part of Pembina’s approach to Indigenous relations, Pembina seeks to enter into lasting and mutually-beneficial relationships with all Indigenous peoples affected by its operations. By striving for positive and mutually-beneficial relationships with Indigenous leadership and communities, Pembina employees, consultants and contractors will help build continued success for Pembina’s existing and expanding systems and other businesses.

Supplier code of conduct

Pembina prides itself on working with suppliers who place safety as a top priority, uphold the highest standards of ethics and integrity, and are economically, environmentally, and socially responsible. The purpose of the supplier code of conduct is to help ensure Pembina works with suppliers who share our commitment to the following principles, which help shape Pembina’s business philosophy on a day-to-day basis: creating a safe workplace; environmental stewardship; diversity,

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Corporate Governance – Our Governance Practices

inclusion and equity; protection of human rights; ethics, integrity and compliance; anti-corruption and anti-bribery; and privacy, confidentiality, and information security.

Conflicts of interests and related party transactions

The directors and officers of Pembina may be directors or officers of entities that we are in competition with or are customers or suppliers of Pembina or certain entities in which Pembina holds an equity investment. This may give rise to a conflict of interest in the administration of their duties for Pembina. Directors and officers of Pembina are required to disclose the existence of potential conflicts of interest in accordance with the code and other corporate governance policies and in accordance with the Business Corporations Act (Alberta).

The audit committee has oversight of related party transactions. Under our code, a director who has a material interest in a transaction or agreement involving Pembina must disclose the interest to the CEO and the chair of the audit committee immediately and may not participate in any discussions or votes on the matter. All directors and officers of Pembina also complete an annual questionnaire disclosing any related party transactions. The oversight process is managed by Pembina’s financial services team in cooperation with the governance team, who maintain a list of all affiliations and run a process quarterly to ensure that related party transactions are reported and disclosed as required. See Note 27 in our 2022 Audited Consolidated Financial Statements for further discussion on related party transactions.

Related party in this context means: (a) individuals who are considered key management personnel, including certain key officers and the directors of Pembina, and close members of the individual’s family; (b) any entities that the above individual’s control, jointly control, have significant influence over, or serve as key management personnel or directors; (c) joint ventures held by Pembina; and (d) pension plans that benefit employees. A related party transaction is a transfer of resources, services or obligations between a reporting entity and a related party, regardless of whether a price is charged.

Strategic planning oversight

The board oversees the development and execution of our long-term strategic plan and shorter-term objectives and initiatives. Pembina is committed to growing shareholder value through strategic project development and acquisitions that support the long-term success of both our company and our customers.

2022 highlights In December, the board approved a comprehensive strategy that will drive resilience in Pembina’s business and help the company thrive in the next decades.

The board holds dedicated strategy sessions every year. At these sessions, the board meets with management to review Pembina’s current activities, long-range financial forecast and future growth opportunities, including input from third-party advisors from time to time about industry or other trends and developments that may benefit us or pose a risk. The board approves our strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

Following a recent period of succession and re-organization, Pembina’s executive and board viewed 2022 as an opportune time to revisit the company’s strategy to ensure it would be resilient into the future. Accordingly, through a year-long, detailed undertaking, Pembina’s business was reviewed and analyzed on a commodity-by-commodity basis, incorporating a scenario-based planning exercise grounded in the two key themes that could most impact the energy industry: decarbonization and globalization. Using a differentiated pace of decarbonization grounded in scenarios published by the International Energy Agency and layering in varying degrees of Canadian integration into global markets, allowed a thorough assessment of our business resiliency against four potential future outcomes resulting in a refined strategy that can meet performance aspirations across a broad range of scenarios. This strategy was approved by the board in December 2022 and will enable Pembina to continue to deliver value to its stakeholders well into the future.

Through the strategy work, Pembina’s Purpose was modified to reflect the breadth and diversity of Pembina’s existing operations and future aspirations. ‘To deliver extraordinary energy solutions so the world can thrive’ will build on Pembina’s strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. At the same time, Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that proactively respond to the transition to a lower-carbon economy.

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Corporate Governance – Our Governance Practices

In continuing to meet global energy demand and its customers’ needs, while ensuring Pembina’s long-term success and resilience the company has established four strategic priorities:

1.	To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.	To thrive, we will invest in the energy transition to improve the basins in which we operate. We will expand our portfolio to include new businesses associated with lower-carbon commodities.
3.

To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.

4.

To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups: employees, communities, customers and investors.

These four strategic priorities will ensure Pembina is stewarding to achieve financial excellence. We remain committed to maintaining our strong financial position and delivering industry-leading returns through adherence to our financial guardrails, prudent capital allocation, and a focus on return on invested capital.

Risk management oversight

The board is responsible for overseeing risk management at Pembina. The board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long-term.

As part of its responsibility, the board makes sure we have:

•  an enterprise risk management (ERM) process aligned with strategy, designed to identify and assess potential risks that may affect our business, operations or results, and to manage risk factors within our risk appetite;

Risk management policies

Pembina maintains the following policies:

•  Enterprise risk management policy

•  Market risk mitigation policy

•  Counterparty risk management policy

•  Acceptable use of information assets policy

•  Information management policy

•  Security management policy

•

a risk management infrastructure to respond to identified risks, and critical risk management policies and procedures, including risk response, controls, monitoring, mitigation and reporting to the board; and

•	specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

To facilitate our risk review, we have an enterprise risk committee (ERC) made up of members of senior management. The ERC meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities. As part of the risk review process, the ERC identifies Pembina’s top risks and divides them into four categories:

•	New action required: risks where mitigation will require a new approach or strategy;
•	Mitigated with ongoing diligence: risks where there is mitigation strategy in place, but such mitigation strategy may require some further adaptation or adjustments;
•	Black swan: risks that are remote, and no current mitigation is in place or contemplated; and
•	Watch list: risks that may escalate to enterprise risks.

For these top risks, the ERC identifies potential impacts, mitigation strategies currently in place, emerging risks, and proposed additional mitigation approaches. In addition, the CEO or a senior vice president is assigned to every risk categorized as “new action required” or “mitigated with ongoing diligence”.

Management reports periodically to the board about the risks that have been identified and, at least once per year, presents to the board a summary of the ERC’s review of risk identification, management and reporting, and any deficiencies identified. The governance, nominating and corporate social responsibility committee reviews the risk oversight functions of the board and board committees to confirm that identified risk oversight is appropriately allocated. The audit committee also reviews Pembina’s corporate insurance program and coverage to ensure that appropriate insurance is in place for other insurable risks.

The ERM process also guides our materiality and disclosure decisions in relation to risks, based on the overriding principle that risks must be disclosed if they would most likely influence an investor’s decision to purchase securities of the company, and weighing both the probability of an outcome as well as the potential financial impact to the company. You can find a

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Corporate Governance – Our Governance Practices

complete listing and explanation of our risk factors under the heading Risk Factors in our annual information form (AIF), which can be found on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Cyber security

Pembina’s cybersecurity strategy is a core responsibility of the board.

The safety, environment and operational excellence committee oversees the development, implementation and monitoring of risks and policies related to Operations Management System (OMS) programs, including cyber security.

We have a robust program for identifying and mitigating cyber security risks, enhancing the skills of our people, our processes and technology. Pembina’s cyber security program aligns to the National Institute of Standards and Technologies Cyber Security Framework, a world renown framework for managing cyber security.

Three components form the core of our approach to cyber security:

Governance	Ongoing guidance to measure success and adherence to cyber best practices; routine training and testing of the workforce on cyber risks and appropriate behaviours.

Risk and Compliance	Focus on evolving regulatory requirements, management of Pembina’s third party(s) and supply chain risks; assurance that the architecture, processes and controls are in place within Pembina’s operational technology and information system assets.

Security Operations	Continuous round-the-clock monitoring to identify potential vulnerabilities, irregular or threat activities as well as global trends and incidents; automatic response capabilities on technical platforms for protection on known threats and ongoing cyber-attacks; ongoing maintenance of cyber technology platforms and incident response activation capabilities.

We have cyber insurance and have not experienced an information security breach in the last three years.

Sustainability and ESG

Over the last two years, Pembina has taken a deliberate and robust approach to identifying our sustainability-related focus areas, using a third-party materiality assessment that included broad engagement with capital markets participants and other stakeholders. Through this process, Pembina has identified six sustainability focus areas: governance, energy transition and climate change, employee well-being and culture, health and safety, responsible asset management and Indigenous and community engagement.

The following is a summary of highlights from Pembina’s key ESG initiatives across these sustainability focus areas. You can find a more detailed discussion on our overall sustainability strategy in our 2021 sustainability report, which can be found on our website at www.pembina.com/sustainability/.

Governance

Board oversight

The board oversees Pembina’s overall sustainability strategy, including the integration of ESG considerations into our long-term business planning, organizational structure and corporate policies and practices.

ESG Initiatives in 2022

•  Launched the five-year Indigenous Engagement Strategy and Path to Reconciliation.

•  Commenced the first climate-related scenario analysis to inform strategic planning.

•  Incorporated sustainability financing into the broader capital structure through the establishment of a $1 billion sustainability- linked revolving credit facility, aligning Pembina’s financing strategy with its ESG priorities.

•  Continued progress on EDI targets and focus on employee engagement.

•  Identified GHG reduction opportunities, including operational improvements, construction of a co-generation facility and execution of a renewable power purchase agreement.

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Corporate Governance – Our Governance Practices

The board has delegated the following ESG related responsibilities to its four standing committees.

Committee	ESG-related responsibilities

Audit Committee	● Maintains oversight of the integrity of Pembina’s financial statements, the reporting process, and the internal audit function.

Human Resources, Health and Compensation Committee

●   Provides oversight of Pembina’s approach to director compensation, employee health and wellness, employee compensation, executive performance and compensation, executive succession planning and corporate equity, diversity and inclusion.

●   Focuses on sustainability by including ESG metrics in incentive plan design and compensation decisions.

Governance, Nominating and Corporate Social Responsibility Committee

●   Responsible for Pembina’s corporate governance practices.

●   Oversees Pembina’s ESG strategy and makes recommendations to the board on the integration of ESG considerations into long-term business planning, organizational structure and corporate policies and practices.

●   Oversees the development of Pembina’s sustainability report and facilitates and provides education of the board, including on ESG matters.

Safety, Environment and Operational Excellence Committee

●   Oversees the development, implementation and monitoring of risks and policies related to process and occupational safety, environment, operational excellence, asset and integrity management, corporate security and cyber security.

Management’s role

Each member of our senior executive team is responsible for components of our ESG strategy, including employee and contractor safety, environment and process safety, assessing climate-related risks and opportunities, overseeing the development of strategic opportunities, enhancing organizational culture and diversity of our employee base and reporting to the board on the company’s ESG-related actions.

Senior executive	ESG-related responsibilities

President and Chief Executive Officer	● Responsible for providing oversight and coordination of sustainability-related matters and for ensuring timely and effective reporting to the board and our stakeholders.

Senior Vice President and Chief Financial Officer

●   Responsible for overall financial stewardship, including assessing climate-related risks and opportunities, financial reporting as well as providing timely, accurate and transparent information to our stakeholders.

Senior Vice President, External Affairs & Chief Legal and Sustainability Officer

●   Responsible for overseeing Pembina’s ESG strategy, including oversight and monitoring of sustainability issues, risks, trends, and Pembina’s performance as well as making recommendations to the executive team and board on sustainability matters.

Senior Vice President and Corporate Development Officer[1]	● Responsible for initiatives associated with extending Pembina’s value chain and exploration of new opportunities centered around a lower carbon economy, including new energies.

Senior Vice President and Chief Operating Officer

●   Responsible for business development and commercial services, operationalizing our ESG objectives, including through engineering and construction, and supporting our various Operating Management System strategies and programs.

Senior Vice President and Corporate Services Officer

●   Responsible for advancing Pembina’s ESG objectives by enhancing organizational culture and diversity of our employee base, strategic supply chain management and through support of our various Operating Management System strategies and programs.

[1]

In connection with the launch of Pembina’s refreshed strategy, on March 1, 2023 Stuart Taylor became Pembina’s Senior Vice President and Corporate Development Officer (previously, Senior Vice President, Marketing and Ventures and Corporate Development Officer) and Chris Scherman was appointed Senior Vice President, Marketing and Strategy Officer. As of the date of this circular, detailed ESG responsibilities for Mr. Scherman are being determined.

Energy transition and climate change

In 2021, Pembina committed to a 30% GHG emission intensity reduction target by 2030, relative to 2019 baseline emissions. In 2022, we focused on operational opportunities, greater use of renewable and lower emission energy sources and investments in a lower carbon economy.

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Corporate Governance – Our Governance Practices

Through a lens of continuous improvement, the company is taking further steps to reduce its environmental footprint while utilizing its assets more efficiently. In 2022, the Empress Cogeneration facility became operational. We identified a number of operational opportunities including pump replacements and optimizations, pipeline flow rate optimizations, engine conversion from rich burn to lean burn, fugitive leak repairs, and several other initiatives that reduced Pembina’s emissions footprint. We also signed a second power purchase agreement with a wholly-owned subsidiary of Capstone Infrastructure Corporation for the offtake of 105 megawatts from the Wild Rose 2 wind farm. Looking forward, we expect the long-term 100 megawatt renewable energy power purchase agreement with TransAlta Corporation at the Garden Plains Wind Farm, which is currently in development, to start up in 2023.

Pembina is continuing to develop the Alberta Carbon Grid project, in collaboration with TC Energy Corporation (TC Energy). This is a forward-looking carbon transportation and sequestration solution, which is being designed to serve multiple customers, industries and sectors. In 2022, Pembina and TC Energy entered into a carbon sequestration evaluation agreement with the Government of Alberta to further evaluate one of the largest Areas of Interest (AOI) for safely storing carbon from industrial emissions in Alberta. This agreement will allow the Alberta Carbon Grid to move forward into the next phase of the province’s carbon capture utilization and storage process to provide confidence to customers, Indigenous communities, stakeholders and government in the project’s carbon storage capabilities.

Transformational Indigenous partnerships

Pembina recognizes the important role we play in supporting Indigenous economic reconciliation. We are proud to be part of two transformational Indigenous-led partnerships and are actively working to progress these projects. The first is a partnership with the Haisla Nation to develop the Cedar LNG Project, a proposed floating LNG facility in Kitimat, B.C, which would be the largest First Nation-owned infrastructure project in Canada with one of the cleanest environmental profiles in the world. In 2022, the Cedar LNG project continued to progress regulatory, commercial and engineering workstreams as it moves towards a final investment decision in 2023. On March 14 2023, Cedar LNG received its Environmental Assessment Certificate from the B.C. Environmental Assessment Office, and on March 15, 2023 Cedar LNG received a positive Decision Statement from the federal Minister of Environment and Climate Change. The second is Chinook Pathways, an Indigenous-led partnership with Western Indigenous Pipeline Group formed to pursue ownership of the Trans Mountain Pipeline, following completion of the construction of the Trans Mountain Expansion project.

Employee well-being and culture

Pembina has established EDI targets for our board and executive team and all employees. These targets aim to increase the representation of women and other underrepresented groups at all levels of the organization as follows. In 2022 we made progress towards our executive and employee EDI targets and met our board targets. See page 37 for a discussion of our executive and employee targets and our progress as at December 31, 2022 and page 41 for a discussion of our board targets and our progress as at the date of this circular.

We are creating a culture where all employees feel valued and recognized through initiatives such as inclusion networks and employee led panel discussions with an emphasis on Indigenous culture and reconciliation, mental health, LGBTQ2S+ pride, disability awareness and unpacking impacts of harmful traditional gender norms. See page 37 for a discussion of these initiatives.

Health and safety

We are deeply saddened to report the fatality of a contractor in 2022. We believe all incidents can be prevented and that nothing is more important than the safety of our employees, contractors, and communities. Safety performance is one of Pembina’s core values, and is included in our company-wide short-term incentive plan. In 2022, Pembina conducted a third-party review of its contractor safety processes and continues to implement strategies focused on improvement in areas of employee, contractor and process safety. In January 2023, Pembina hosted a contractor safety summit with a selection of strategic companies with whom we work. This summit focused on Pembina learning more about the contractor experience at Pembina and the opportunities Pembina might consider to sustain higher levels of safety performance.

In 2022, Pembina improved overall injury performance versus 2021 with a 10% reduction in recordable injury rates. Leading indicators continue to be a key part of how we evaluate our performance. There were over 25,000 leading indicator events in 2022, including reported hazards, positive safety recognitions, leadership field safety engagements and contractor inspections.

Pembina Pipeline Corporation • 2023 Management Information Circular	36

Corporate Governance – Our Governance Practices

Executive succession planning and diversity

Executive succession planning

The board has developed position descriptions for the CEO and the other senior vice presidents, outlining the scope and responsibilities of each role.

The board is responsible for evaluating and appointing the CEO and the other senior vice presidents, and for approving the management succession process for other executives. It reviews succession plans for the CEO, senior vice presidents and other executives, taking into consideration recommendations by the human resources, health and compensation committee. There is also a development plan process in place for employees who are potential successors to the CEO, senior vice presidents and other executives. An assessment of readiness includes a thorough review of each individual’s leadership and technical competencies.

The executive team has formed a talent management committee that regularly reviews succession plans, identifies employees with high potential and ensures employee development is progressing as planned. The CEO meets with the human resources, health and compensation committee at least once per year to discuss the succession plan and review succession candidates for the CEO position. Emergency successors for business continuity are identified for each executive position and are reviewed every year.

Equity, diversity and inclusion (EDI)
The board oversees the company’s approach to EDI.

Pembina is ensuring EDI is a priority across all services and business areas and announced the following EDI targets in 2021 to help increase the representation of women and other underrepresented groups across the organization:

●  35% women overall in the workforce by 2025;

●  30% women in executive leadership by 2022;

●  45% overall workforce diversity by 2025; and

●  40% overall diversity in executive leadership by 2025.

The company made progress towards achieving these targets in 2022, particularly towards the targets for women in executive roles and diversity within executive roles. The graph on the right outlines Pembina’ results against targets as at December 31, 2022.

Reaching these targets is a long-term commitment and requires a multi-pronged approach including creating an inclusive culture to enable the benefits associated with a diverse culture. Employees are actively learning and engaging in EDI in ways that build understanding, skills, and leadership capacity. These outcomes are foundational for transformational culture change.

In 2022, Pembina’s EDI strategic approach was focused on building employee awareness, knowledge and understanding of EDI to create a foundation for behaviours that support equity and inclusion. The company uses several methods to support employee understanding of how everyone can contribute to a culture of inclusion, including the internally developed EDI Foundations learning series, the Conversations for Change panels and the dynamic Acknowledgement Month events that were attended by 2,500 participants in total. Topics explored through the events and panels included:

●  Women and Gender;

●  Black History Month;

●  Pride and the LGBTQ2S+ Community;

●  National Indigenous Peoples Day and National Day for Truth and Reconciliation;

Pembina’s EDI stand

Pembina continues to progress EDI and to demonstrate its commitment to the company’s EDI stand: “We are committed to diversity, equal opportunity and ensuring our employees can thrive in an inclusive environment.”

[1] Women in workforce and workforce diversity metrics are in respect of Pembina’s Canadian workforce.
[2] Diversity means belonging to one of the four designated groups in the Employment Equity Act (Canada): Indigenous peoples, persons with disabilities, members of visible minorities and women.
[3] Executive diversity metric is in respect of Pembina’s Canadian and U.S. workforce.

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Corporate Governance – Our Governance Practices

●	Disability Awareness Month; and

●	Understanding the Impact of Male Norms and Mental Health.

The company also launched three employee-led Inclusion Networks in 2022: Pride (LGBTQ2S+), Women’s Inclusion Network, and the Multicultural Resource Network. These are essential to creating a sense of belonging and inclusion for under-represented employees and allies.

Financial management and reporting

The board is responsible for:

●	approving our financial statements and the accompanying MD&A and earnings press releases;

●	reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business;

●	approving our annual operating and capital budgets and financing plans and strategies; and

●	approving decisions to participate in the capital markets and all significant changes to our accounting policies and practices.

The board also ensures that we have a robust system for tracking internal controls over financial reporting, compliance with the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), internal audit, fraud and auditing matters and responding to related complaints, including anonymous complaints we may receive from employees or others. You can read about the audit committee’s role in compliance and internal audit on page 48 and our whistleblower policy on page 31.

Compensation

Director compensation

The board is responsible for:

●	approving director compensation;

●

ensuring that director compensation is aligned with shareholder interests and adequately reflects the time commitment, scope of responsibilities and risks involved in being a director and market trends in director compensation;

●	working with the human resources, health and compensation committee to review from time to time the competitiveness of the compensation of our board members, board chair and committee chairs; and

●	working with independent external advisors that review director compensation and provide objective advice.

Executive compensation

Executive compensation

The human resources, health and compensation committee reviews and recommends compensation for directors, the CEO and senior vice presidents. You will find a full list of that committee’s activities in 2022 starting on page 51.

All decisions about compensation of the CEO and senior vice presidents must be approved by the board.

The board works with the human resources, health and compensation committee and independent external advisors retained by the committee, to determine compensation for our CEO and senior vice presidents, including variable compensation.

You can read more about our approach to compensation governance, the role and responsibilities of the human resources, health and compensation committee and how we compensate our executives starting on page 62.

Pembina Pipeline Corporation • 2023 Management Information Circular	38

Corporate Governance – Our Governance Practices

Shareholder engagement and communicating with the board

The board engages with shareholders through accurate and consistent public reporting, as well as open dialogue about our strategy, performance and business activities. We provide ongoing information to our shareholders in our annual reports, management information circulars, annual information forms, quarterly reports, news releases, sustainability report, website, corporate presentations, earnings calls and at industry conferences and other meetings. Management hosts earnings calls every quarter that are open to all, with a live webcast and question and answer period. Our annual shareholders meetings are webcast live (this year’s meeting is virtual-only), and all shareholders and duly appointed proxyholders have an equal opportunity to participate. Guests have an opportunity to ask questions during the live question and answer sessions held following our annual meetings.

Our shareholder engagement program is formally set every year, and follows a consistent pattern of investor conferences, management road shows, industry-specific conferences, one-on-one meetings, and site tours.

We also ask investors for feedback at all engagement opportunities, as well as by email and by telephone, and our investor relations group has formal and informal interactions with shareholders about specific questions. Occasionally, members of the board, including the chair, will participate in these activities with management. Management regularly provides the board with feedback from our shareholders, both about our company and about more general themes related to our industry.

2022 highlights Management participated in 16 investor conferences and management road shows across Canada, the U.S. and Europe, with over 250 unique meetings with shareholders.

Disclosure policy

Pembina is committed to providing material information to shareholders and the public in a timely, accurate and balanced fashion. We have a disclosure policy that applies to all directors, executives, employees and any other person authorized to speak on our behalf, that sets out our procedures for timely dissemination of material information to the public. We also have a disclosure committee made up of the chief executive officer and our senior vice presidents who are responsible for reviewing and approving all material disclosure before it is released publicly. We regularly review our disclosure policy and update it as appropriate.

Contacting the board

Our directors are available to meet directly with shareholders, as appropriate. Interested parties can contact our board members through the corporate secretary at the address below. Board members also attend our annual shareholders meetings and are available to respond to questions and receive feedback from investors.

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Shareholders can also contact our investor relations department any time, by email (investor-relations@pembina.com), phone (1-855-880-7404) or letter at the address below.

Investor Relations Department

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

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Corporate Governance – About the Board of Directors

About the Board of Directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and to represent the long-term interests of our stakeholders.

Independence

The board assesses the independence of directors annually using independence criteria that meet or exceed the following standards:	Independent board 11 of the 12 nominated directors are independent. Mr. Burrows is not independent because he is Pembina’s President and Chief Executive Officer.
● National Policy 58-201 – Corporate Governance Guidelines;
● National Instrument 52-110 – Audit Committees;
● U.S. Securities and Exchange Commission rules and regulations;
● Sarbanes-Oxley Act; and
● TSX and NYSE rules.

Such independence criteria is described in detail in our Director Independence Guidelines, which you can find on our website (www.pembina.com).

Our governance guidelines require all directors who sit on the audit committee, human resources, health and compensation committee, and governance, nominating and corporate social responsibility committee, to be independent directors.

In-camera sessions

The board meets in-camera without non-independent directors and management present at each board meeting to facilitate regular, open and candid discussion among the independent directors.

In 2022, our independent directors met separately in-camera at every board meeting.

About the chair of the board

The chair of the board is appointed by the directors for a term of one year. The board, in conjunction with the governance, nominating and corporate social responsibility committee, selects the chair of the board and the chair of each board committee.

As part of its ongoing succession planning, the board appointed Henry Sykes as board chair effective January 1, 2023, replacing Randall Findlay who will retire immediately prior to the meeting and will not stand for re-election. The board’s intent is to have an independent chair unless it is in the best interests of the company to appoint a chair who is not independent. Mr. Sykes is independent.

The board has written position descriptions for the chair of the board and the committee chairs, outlining the scope and responsibilities of those roles. Committee chairs lead their committee and report to the board. The chair of the board reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public. The roles of chair of the board and CEO have been separate since we went public in 1997.

The chair is expected to provide leadership to the board and foster effective, responsible decision-making, including overseeing board direction and administration, and board and individual director effectiveness.

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Corporate Governance – About the Board of Directors

Nomination of new directors

The board reviews its composition annually, considering diversity, specific skills, tenure and the experience required on the board. The board looks at director nomination dynamically, recognizing that the skills the board needs will change over time as the company and the industry evolve. The goal is to ensure that the board remains effective, experienced and well-balanced.

The board considers new director candidates based on merit with regard to the benefits of diversity on the board, and with a view to the specific targets set out in the Board diversity section below. The board also considers diversity of age, geography, skills, knowledge and experience in its selection process.

The governance, nominating and corporate social responsibility committee looks to several sources to identify new candidates, including outside search firms, and recommends new director candidates to the board for approval. The board proposes the final list of nominated directors to shareholders at each annual meeting of shareholders.

The governance, nominating and corporate social responsibility committee and the board look for director candidates who are inquisitive and objective, have practical wisdom and mature judgment. Potential candidates are identified based on competencies, skills, education, communication and interpersonal skills, and relevant business, government and civic experience. The committee and the board also consider the board’s skills matrix, to make sure board composition and diversity remain balanced. To make sure the process is impartial, the board takes into consideration any potential conflicts of interest and relationships between candidates and existing directors. The board also considers whether the candidates can devote enough time to their duties as a director and reviews and consults with the chair of the board and the CEO to gather their input before proposing the nominated directors to shareholders.

Potential candidates are interviewed extensively by members of the governance, nominating and corporate social responsibility committee, and other members of the board. We are excited this year to recommend Andy J. Mah for election to the board. Mr. Mah has expertise in many areas and brings significant executive level experience in the oil and gas industry.

Board diversity

The board recognizes the importance of director diversity and has a written diversity policy that serves as a framework for promoting diversity of all kinds. In 2020, the board amended its board diversity policy to adopt diversity targets. The board will consider new director candidates based on merit with regard to the benefits of diversity on the Board, and with a view to the following diversity targets:

●  female and male genders to each represent at least 30% of the independent directors on the board; and

Representation
In 2022, the board met its diversity targets under the board diversity policy:
45% of the independent director nominees are women
● the board aspires to have at least 40% of independent directors represented by Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities and women.	55% of the independent director nominees are represented by Indigenous peoples, persons with disabilities, members of other racial, ethnic and/or visible minorities and women

In 2022, the board met these targets, which are in addition to the employee EDI targets we announced in 2021—see page 37.

Five of the director nominees are women and two nominees self identify as a member of a visible minority. We have also improved the board’s geographic, educational, experience, and age diversity over time and in 2022 reached our board diversity targets.

In line with the objectives of the board diversity policy, the governance, nominating and corporate social responsibility committee aims to achieve diversity on the board when identifying, selecting and recommending nominees for election, while balancing the professional qualifications required of our directors. In its annual assessment of board composition and mix of skills, the governance, nominating and corporate social responsibility committee also looks at how effective our board diversity policy is at building board diversity, considering the skills required on the board at that time.

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Corporate Governance – About the Board of Directors

The governance, nominating and corporate social responsibility committee and the board are specifically committed to identifying candidates who will advance the board’s diversity targets and considers all aspects of diversity when assessing matters related to board composition and renewal. The board selects candidates based on the overall mix of skills and attributes, with a commitment to diversity.

Age and tenure

We do not have a formal policy imposing term limits on directors. Our priority is to assemble a board that has the right mix of skills and experience to provide strong stewardship. While the board recognizes that a longer serving director can make a growing contribution to the board over time, it balances experience with some turnover to generate fresh ideas and perspectives on various issues and our business in general. Directors are ordinarily required to retire from our board and not stand for re-election once they have turned 72. The board may, however, deviate from this practice if it determines it is in the best interests of the company.

64
average age of our independent director nominees
6.5 years
average tenure of our independent director nominees

Location

Pembina operates in Canada and the U.S., so it is important to have directors with experience in these markets. Seven of our director nominees are located in Canada, and five are located in the U.S. Aside from geographical location, we have several directors with relevant experience in both markets as well as internationally.

Skills and experience

The board regularly evaluates the competencies and skills of the directors against the competencies and skills identified as necessary for proper oversight, effective decision-making and fulfilling its mandate.

It is our goal to ensure the board has a prudent mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable number of directors to facilitate productive discussion and decision-making. The board uses a skills matrix to identify and evaluate the experience and knowledge of the directors, and to identify potential areas to focus on when recruiting new director candidates. The governance, nominating and corporate social responsibility committee maintains the matrix and reviews it regularly.

The table on the next page shows the mix of experience and knowledge of our nominated directors. We include each director’s self-assessment of their previous experience and functional expertise, which they rank at one of three levels based on criteria specific to each category. In addition to the skills and experience noted in the table below, each of the directors also has other relevant board experience.

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Corporate Governance – About the Board of Directors

Henry Sykes (chair)	Anne-Marie Ainsworth	Scott Burrows	Cynthia Carroll	Ana Dutra	Robert Gwin	Maureen Howe	Gordon Kerr	David LeGresley	Andy Mah	Leslie O'Donoghue	Bruce Rubin
Previous experience												
Other public company board experience[1]	●	●	○	●	●	●	●	●	◑	●	●	○
Public company senior leadership experience[2]	●	●	●	●	●	●	○	●	◑	●	◑	◑
Industry experience – Oil & Gas[3]	●	●	●	●	◑	●	◑	●	◑	●	○	●
Sector experience – Midstream	◑	●	●	◑	○	●	●	○	○	○	○	◑
Sector experience – Petrochemical/LNG	○	●	◑	◑	◑	●	◑	○	○	○	○	●
Areas of functional expertise[3]												
Operational excellence	◑	●	◑	●	○	◑	○	○	○	●	●	●
Financial/Accounting management[4]	◑	◑	●	◑	◑	●	●	●	●	◑	◑	◑
Capital allocation	●	●	●	●	◑	●	●	●	◑	●	●	◑
Engineering/Technology/Research/Academia	○	●	◑	◑	◑	○	○	○	●	●	○	●
Safety, health and environmental	●	●	◑	●	○	◑	○	◑	○	●	●	●
Social and corporate governance	●	◑	◑	●	●	◑	◑	●	◑	◑	●	◑
Sustainability/ESG	◑	◑	◑	◑	●	◑	◑	◑	◑	◑	◑	◑
Human resources and compensation	●	◑	◑	●	●	●	○	●	●	●	◑	○
Global business activity	◑	◑	○	●	●	●	○	●	○	◑	◑	●
Enterprise risk management	◑	◑	●	◑	●	◑	◑	●	◑	◑	●	◑
Technology/Systems/Data management	○	◑	○	◑	●	◑	○	○	○	○	○	◑
Legal and regulatory	●	◑	○	◑	◑	◑	◑	◑	◑	◑	●	◑
Government relations	●	○	◑	●	◑	●	◑	●	◑	●	◑	●

1 ● = two or more other boards ◑ = one other board ○ = no other boards

2 ● = CEO/President ◑ = other C-suite level experience ○ = other public executive or private leadership

3 ● = material work experience ◑ = work experience or significant knowledge ○ = familiarity or limited prior work experience

4 ● = eligible to be audit committee financial expert ◑ = material education/work experience ○ = familiarity or limited prior work experience

Attendance and active participation

We have a very committed group of directors and are proud to report that in 2022, our board had an attendance rate of approximately 99% for all board and committee meetings. Directors are expected to attend all board meetings and all of their respective committee meetings unless there is an unavoidable conflict or other extenuating circumstance. Attendance is monitored by the governance, nominating and corporate social responsibility committee and is managed by the chair of the board.

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues. Currently, directors can serve on a maximum of three committees so they can fully participate and meet their obligations to the board.

The table on the next page includes details of director meeting attendance in 2022.

Pembina Pipeline Corporation • 2023 Management Information Circular	43

Corporate Governance – About the Board of Directors

			2022 Committee meetings

	2022 Board meetings		Audit	Governance, nominating and corporate social responsibility	Human resources, health and compensation	Safety, environment and operational excellence	Total 2022 committee meetings

R. Findlay[1]	8 of 8	100%		4 of 4			4 of 4	100%

H. Sykes[2]	8 of 8	100%	4 of 4		4 of 4		8 of 8	100%

A. Ainsworth[3]	8 of 8	100%			4 of 4	7 of 7	11 of 11	100%

J.S. Burrows	8 of 8	100%					N/A	N/A

C. Carroll[4]	7 of 8	87.5%			3 of 4	7 of 7	10 of 11	90.9%

A. Dutra[5]	3 of 3	100%	2 of 2				2 of 2	100%

R. Gwin[6]	8 of 8	100%		4 of 4	1 of 1	3 of 3	8 of 8	100%

M. Howe[7]	8 of 8	100%	4 of 4	4 of 4			8 of 8	100%

G. Kerr	8 of 8	100%	4 of 4	4 of 4			8 of 8	100%

D. LeGresley[8]	8 of 8	100%		4 of 4	4 of 4		8 of 8	100%

L. O’Donoghue	8 of 8	100%	4 of 4			7 of 7	11 of 11	100%

B. Rubin[9]	8 of 8	100%	2 of 2		3 of 3	7 of 7	12 of 12	100%

[1]

Mr. Findlay attended all committee meetings in 2022 in his capacity as chair of the board. On January 1, 2023, Mr. Findlay stepped down as chair of the board and as a member of the governance, nominating and corporate social responsibility committee. As previously announced, Mr. Findlay will not stand for re-election and will retire immediately prior to the meeting.

[2]	Mr. Sykes was appointed as chair of the board on January 1, 2023, replacing Mr. Findlay as chair, and stepped down from the human resources, health and compensation committee and the audit committee.
[3]

Ms. Ainsworth stepped down from the human resources, health and compensation committee and was appointed to the governance, nominating and corporate social responsibility committee on February 24, 2023.

[4]	Chair of the safety, environment and operational excellence committee since May 7, 2021.
[5]

Ms. Dutra was elected to the board on May 6, 2022 and was appointed to the audit committee on May 6, 2022 and attended all board and audit committee meetings after her election/appointment. On January 1, 2023, Ms. Dutra was also appointed to the governance, nominating and corporate social responsibility committee.

[6]

Mr. Gwin stepped down from the human resources, health and compensation committee and was appointed to the safety, environment and operational excellence committee on May 6, 2022 and attended all safety, environment and operational excellence committee meetings after his appointment. On January 1, 2023, Mr. Gwin was appointed chair of the human resources, health and compensation committee, replacing Mr. Sykes, and stepped down from the governance, nominating and corporate social responsibility committee and the safety, environment and operational excellence committee.

[7]	Chair of the audit committee since May 7, 2021.
[8]	Mr. LeGresley was appointed chair of the governance, nominating and corporate social responsibility committee on January 1, 2023, replacing Mr. Gwin.
[9]

Mr. Rubin stepped down from the audit committee and was appointed to the human resources, health and compensation committee on May 6, 2022. Mr. Rubin attended all human resources, health and compensation committee meetings after his appointment.

Orientation and continuing education

The governance, nominating and corporate social responsibility committee is responsible for overseeing the director orientation process and for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

●	corporate governance guidelines;

●	board mandate;

●	committee charters;

●	terms of reference for directors;

●	written position descriptions for the board chair, committee chairs, CEO and the senior vice presidents;

●	key corporate policies;

●	recent disclosure and investor materials;

●	strategic plan; and

●	other relevant corporate and board information.

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Corporate Governance – About the Board of Directors

New directors attend orientation sessions and one-on-one meetings with key executives to familiarize themselves with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities.

Continuing education

Directors have ongoing opportunities to increase their knowledge and understanding of our business. All of our directors are members of the Institute of Corporate Directors and the company pays the cost of this membership. The board also encourages individual directors to attend continuing education sessions and contributes to the cost of attending these courses.

We also periodically provide educational sessions about our business, our industry and emerging trends and issues. These educational sessions are presented at scheduled board and committee meetings, and include:

●

annual briefings, which typically include reviews of the competitive environment, our five-year or ten-year financial outlook, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Annual briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed;

●	regular briefings on corporate governance developments and emerging best practices; and

●	presentations from time to time by external consultants about general industry trends, other issues or other topics of interest.

The corporate secretary maintains a list of all skill development of, and continuing education taken by, the directors. The table below shows the education sessions our directors attended in 2022 that were facilitated by Pembina. Individual directors may also attend other independent education sessions or sessions sponsored by other companies where they serve as a director.

Date	Description	Presented by	Attendees

February 23	Hedging	Pembina Marketing and Enterprise Risk & OMS	Anne-Marie N. Ainsworth Scott J. Burrows Cynthia Carroll Ana Dutra Robert G. Gwin	Maureen E. Howe Gordon J. Kerr Leslie O. O’Donoghue Bruce D. Rubin Henry W. Sykes

May 4	SEC on ESG	KPMG	Anne-Marie N. Ainsworth Scott J. Burrows Cynthia Carroll Ana Dutra Randall J. Findlay	Robert G. Gwin Maureen E. Howe Gordon J. Kerr Leslie O. O’Donoghue Bruce D. Rubin Henry W. Sykes

May 4	Macro & Trends Discussion	BCG Centre for Energy Impact	All directors

November 2	Overview of Pembina Gas infrastructure	Pembina management	All audit committee members

November 2	Cybersecurity	Pembina Information Services	All directors

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Corporate Governance – About the Board of Directors

Serving on other boards
We recognize the significant commitment involved in serving on a board of directors and the value and experience gained from serving on other boards.

Board independence

The governance, nominating and corporate social responsibility committee has reviewed the outside boards our director nominees currently serve on, and has determined that they do not affect the board’s independence or its ability to operate effectively.

Our governance guidelines limit the number of public company boards our directors can serve on. Any directors who hold executive positions with public companies can serve on one public company board in addition to Pembina’s board. All other directors can serve on up to three public company boards in addition to Pembina’s board.

The board can allow a director to serve on additional boards if it determines that this would not impair the director’s independence or ability to effectively serve on the board and will disclose it in the circular and AIF. Directors who want to serve on the board, or as an executive, of another publicly traded company must notify the chair of our governance, nominating and corporate social responsibility committee before accepting the nomination or appointment. The chair of the governance, nominating and corporate social responsibility committee, together with the board chair, will determine whether accepting the nomination or appointment would compromise the director’s availability or capacity to act as a director of Pembina, or result in an actual or perceived conflict of interest. None of our current directors serve on more than three other public company boards.

The board regularly reviews the other directorships of its directors in accordance with our governance guidelines, including board and committee interlocks—when two or more directors serve together on another company board or board committee. When there is an interlock, the board, together with the governance, nominating and corporate social responsibility committee, will review and decide whether a director should continue to serve on our board. There is currently one public company board and committee interlock: Ms. Howe and Ms. O’Donoghue each sit on the board and audit committee of another public company, Methanex Corporation. There is also one private company board interlock: Ms. Dutra and Mr. Rubin both sit on the board of the M. Holland Company, a private company. The board has determined that the ability of these directors to act independently is not affected by serving together on these boards.

Board and committee evaluation

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively, based on the expectations set out in the board and committee charters, and to encourage continuous improvement.

Annual process

We complete an assessment of the board once per year and, in 2020, updated our governance guidelines to make this a formal requirement. The chair of the board leads the annual assessment, with input from all directors. Each director completes a formal questionnaire every year, which is currently divided into five categories: board responsibility and effectiveness, board operations, board composition and renewal, committee of the board and open-ended questions. Each director also evaluates the effectiveness and performance of the board chair and fellow directors. The chair of the board also conducts one-on-one interviews with each director on an annual basis. After the results of the questionnaires and meetings are compiled, the governance, nominating and corporate social responsibility committee and the board discuss the results, in-camera, if appropriate.

In-depth review

In 2020, we also amended the governance guidelines to require the board to engage a third-party advisor to assist in the evaluation and assessment of the board, its committees, the board chair and the committee chairs at least once every three years. An external advisor was last engaged in late 2020 to help facilitate the board effectiveness evaluation and peer reviews. The governance, nominating and corporate social responsibility committee considers this evaluation as part of its discussions on board, committee and director effectiveness.

Pembina Pipeline Corporation • 2023 Management Information Circular	46

Corporate Governance – Board Committees

Board Committees

The board has four standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

●	audit committee;

●	governance, nominating and corporate social responsibility committee;

●	human resources, health and compensation committee; and

●	safety, environment and operational excellence committee.

Each committee is governed by a written charter that is approved by the board and reviewed and assessed by the committees themselves and the board every year. All of the directors that serve on the board committees must be independent, except for our safety, environment and operational excellence committee, which must be comprised of a majority of independent directors.

Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and adjusts committee membership periodically. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members.

The board may also, from time to time, establish ad hoc committees to address specific issues that emerge or assume tasks not covered by the standing committees and for a specific period of time.

You can find the committee charters for our standing committees online at our website (www.pembina.com) and read about the nominated directors starting on page 15 of this circular.

Pembina Pipeline Corporation • 2023 Management Information Circular	47

Corporate Governance – Board Committees

Audit committee

The audit committee is responsible for overseeing:

●	the integrity of Pembina’s financial statements, the reporting process and internal controls over financial reporting;

●	the relationship, reports, qualifications, independence and performance of the external auditor;

●	the internal audit function;

●	financial risk identification, assessment and management program;

●	compliance with legal and regulatory requirements related to financial reporting and controls;

●	management information technology related to financial reporting and financial controls; and

●	maintenance of open lines of communication between management, the external auditors, the internal auditors and the board.

The audit committee meets quarterly with management, the internal auditors, and the external auditors together, as well as separately, with the internal auditors and the external auditors without management present. The audit committee met four times in 2022.

You can find more information about the audit committee under the heading Audit Committee Information in our AIF on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

2022 Members[1]	Maureen Howe (chair)	Ana Dutra

	Gordon Kerr	Bruce Rubin

	Leslie O’Donoghue	Henry Sykes

Gordon Kerr and Maureen Howe are financial experts and all of the members are financially literate under U.S. and Canadian securities laws.

Independence	100%

Each of the five directors met the independence criteria as of March 17, 2023, within the meaning of National Instrument 52-110 – Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the TSX and the NYSE.

Qualifications	Committee members must:

● be an accountant or have financial experience or accreditation, or both

● be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements

Key responsibilities	Financial statements, reporting process and internal controls over financial reporting

● reviewing annual and quarterly consolidated financial statements, MD&A, the earnings press releases and other financial disclosure, and recommending them to the board for approval

●  reviewing significant financial reporting issues, changes in accounting policies, key estimates and judgments, significant deficiencies identified and compensating or mitigating controls, unresolved issues between management and the external auditor, material correspondence with regulators or government agencies, and whistleblower complaints

● reviewing our internal controls over financial reporting under the Sarbanes-Oxley Act compliance

External auditor

● overseeing the relationship, reports, qualifications, independence and performance of the external auditors and audit services by other registered public accounting firms Pembina has engaged

Internal audit

●  overseeing the internal audit function, including the review of the internal audit function, approval of the internal audit plan, review of internal audit performance, ensure there are no unjustified restrictions and review/concur in the appointment/dismissal of the head of internal audit, and meet separately with the head of internal audit to discuss certain matters

Financial risk management

● discussing governance guidelines and policies for risk assessment and management of areas outlined in the audit committee charter

● developing or overseeing the development of these guidelines and policies

Pembina Pipeline Corporation • 2023 Management Information Circular	48

Corporate Governance – Board Committees

2022 Highlights	Committee charter and education

● reviewed and updated the audit committee charter

● attended professional development sessions on topics including hedging, SEC on GHG, macro & trends, cybersecurity and overview of Pembina Gas Infrastructure

● assessed ongoing professional development requirements

● reviewed appointment of Cameron Goldade as Senior Vice President and Chief Financial Officer

Financial reporting and tax

●  reviewed changes in accounting policies and significant financial reporting considerations including, but not limited to, contingencies, estimates and judgments applied and significant provisions for consolidated financial statements and non-GAAP measures

● reviewed annual, quarterly and consolidated financial statements, MD&A, earnings press releases and other financial disclosures

● reviewed and approved various accounting and governance related board policies

External auditor oversight

● approved the 2022 external auditor audit engagements, audit plans and fees

● reviewed and approved non-audit services to be provided by the external auditor

● reviewed the quarterly audit findings reports provided by the external auditors

Internal audit functional oversight

● reviewed and approved the internal audit charter

● reviewed and approved the whistleblower policy and procedures

● approved the annual internal audit plan and any changes made during the year

● reviewed executive summaries of internal audit reports issued

● monitored internal controls over financial reporting program progress

● held in-camera discussions with VP, Continuous Improvement, who oversaw internal audit

Compliance, financial risk and other oversight

● reviewed the ERC’s hedging recommendations

● approved the following reports and annual updates:

- monitored the status of our counterparty risk and market risk against established limits

- reviewed corporate insurance program and coverage

- monitored funding exposure and oversight of the pension plans

[1]

As of the date of this circular, the members of the audit committee are: Maureen Howe (chair), Ana Dutra, Gordon Kerr, Andy Mah and Leslie O’Donoghue. On May 6, 2022, Ms. Dutra joined the committee and Mr. Rubin stepped down from the committee, on January 1, 2023, Mr. Sykes stepped down from the committee, and on February 24, 2023, Mr. Mah joined the committee.

Pembina Pipeline Corporation • 2023 Management Information Circular	49

Corporate Governance – Board Committees

Governance, nominating and corporate social responsibility committee

The governance, nominating and corporate social responsibility committee is primarily responsible for helping the board develop, implement and monitor Pembina’s corporate governance practices.

The committee is expected to work with management and others throughout the company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems. The committee met four times in 2022. All meetings included time without management present.

2022 Members[1]	Robert Gwin (2022 chair)	Gordon Kerr
	Maureen Howe	David LeGresley
Randall Findlay

Independence	100%

Qualifications	● governance committee of other public companies

● legal, compliance or regulatory background

● Chief executive officer or senior executive experience

Key responsibilities	Board governance

● board size and composition

● director orientation, education and training

● monitoring potential conflicts of interest and other board appointments

● eligibility and selection criteria, including independence, financial literacy and diversity

● recommending director candidates for election to the board and appointment to chair of the board

● conducting and reviewing annual board, director and committee assessments

Compliance and disclosure

● corporate social responsibility/ESG oversight

● monitoring best governance practices and our compliance with governance related laws and regulations

● approving our disclosure policy and overseeing our policies, procedures and the disclosure committee

● assisting the board in establishing appropriate risk oversight functions at the board and committee levels

● reviewing the sustainability report

2022 Highlights	Senior executive appointments

●  reviewed and recommended the following senior executive appointments: Scott Burrows as President and Chief Executive Officer, Jaret Sprott as Chief Operating Officer, Eva Bishop as Senior Vice President and Corporate Services Officer and Cameron Goldade as Senior Vice President and Chief Financial Officer

Director and chair succession

● reviewed and updated the director succession planning process

● reviewed and recommended the appointment of Henry Sykes as chair of the board

● reviewed and recommended changes to committee membership for 2023

● led the director recruitment and selection process for adding a new director nominee

● reviewed outside board appointments

Corporate governance best practices

● reviewed and approved amendments to corporate policies

● reviewed and recommended changes to board and committee charters

● adopted 2022 director education plan

● reviewed the activities of the company’s disclosure committee

● assessed relationships between Pembina and each director and determined that each of our directors other than our CEO are independent

● reviewed proxy advisor reports on 2022 information circular

● reviewed the director onboarding process and continuing education program for the directors

●  monitored recent developments, emerging trends and best practices in ESG, corporate governance and disclosure practices, including shareholder engagement trends, cybersecurity, improving shareholder voting participation and activist shareholder developments and trends

● reviewed director and officer insurance coverage

Evaluation of the board, board committees, chairs and individual directors

● assessed director independence and reviewed director relationships, commitments and interlocks

Public disclosure

● reviewed the information related to corporate governance in this circular

[1]

As of the date of this circular, the members of the governance, nominating and corporate social responsibility committee are David LeGresley (chair), Anne-Marie Ainsworth, Ana Dutra, Maureen Howe and Gordon Kerr. On January 1, 2023, Mr. LeGresley was appointed the chair of the committee, replacing Robert Gwin as chair, Ana Dutra was appointed a member of the committee, and Mr. Gwin and Mr. Findlay stepped down from the committee. On February 24, 2023, Anne-Marie Ainsworth was appointed to the committee.

Pembina Pipeline Corporation • 2023 Management Information Circular	50

Corporate Governance – Board Committees

Human resources, health and compensation committee

The human resources, health and compensation committee assists the board by providing oversight and direction on human resources strategy, policies and programs, including EDI, staff attraction and retention, health and wellness, and compensation.

The committee reviews and recommends to the board approval of our general compensation philosophy, oversees the development and administration of our compensation programs, and oversees executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation, succession and resource planning programs, and ensuring that appropriate actions are taken to mitigate those risks.

The committee reviews and recommends director compensation for approval by the board, recommends approval by the board of compensation for the CEO and senior vice presidents, and oversees compensation of the other executives.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for ensuring all plans and health and benefit programs are administered according to applicable laws and regulations, stock exchange policies and stated compensation objectives that govern our business. It conducts thorough competitive evaluations each year and may consult external independent advisors for assistance in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 54 and our executives starting on page 57. You can find more information about compensation governance starting on page 62.

The human resources, health and compensation committee met four times in 2022. All meetings included time without management present.

2022 Members[1]	Henry Sykes (2022 chair)	Robert Gwin
	Anne-Marie Ainsworth	David LeGresley
	Cynthia Carroll	Bruce Rubin

Independence	100%

Qualifications	● executive or CEO experience

● human resources or compensation experience

● compensation committees of other public companies

● industry or sector experience

● financial or legal expertise

Key responsibilities	Compensation philosophy and approach

● reviewing and recommending compensation philosophy

● reviewing and recommending executive compensation program and incentive plans

● reviewing and recommending director compensation

Program oversight

● reviewing compensation design, corporate objectives and executive performance targets

● reviewing employment agreements, severance and change of control arrangements for the CEO and senior vice presidents

● assisting the board in establishing and overseeing executive succession plans

● overseeing the defined benefit, defined contribution pension plan and supplementary pension plan

● overseeing the employee health and wellness program

● overseeing the equity, diversity and inclusion program

Annual performance and compensation

● recommending individual elements of total compensation for the CEO and senior vice presidents

● reviewing and recommending the annual report on executive compensation and public disclosure

● reviewing and recommending performance goals for the short-term and long-term incentive plans

Compensation risk oversight

● ensuring executive compensation is aligned with our short-, medium- and long-term goals

● monitoring legal and stock exchange compliance

Pembina Pipeline Corporation • 2023 Management Information Circular	51

Corporate Governance – Board Committees

2022 Highlights	Program oversight

● reviewed and approved external advisor engagement, services and work plan

● reviewed and recommended for approval:

- Pembina’s short-term and long-term incentive plans

- the compensation and performance peer groups

- director compensation for 2023

- changes to organizational design and senior executive team

● reviewed status of the occupational health program

● reviewed the equity, diversity and inclusion program

Succession planning

● reviewed the executive succession plan and the executive development plan process

Annual performance and compensation

● recommended for approval:

- 2022 performance goals for the short-term incentive plan

- 2022 and 2023 CEO and 2023 senior vice president compensation

- 2022 CEO objectives

- 2022 restricted share unit (RSU)/performance share unit (PSU) awards along with PSU performance measures

- 2022 and 2023 stock option awards

● reviewed and recommended for approval 2021 corporate performance to determine 2021 short-term incentive payouts (paid in 2022)

● reviewed and recommended for approval the 2019 PSU multiplier for long-term incentive payouts (paid in 2022)

● reviewed and recommended for approval the budget for salary increases

● reviewed and recommended for approval administrative amendments to the Stock Option Plan, Share Unit Award Plan and the Deferred Unit Award Plan

Public disclosure

● reviewed and recommended for approval the information related to compensation in this circular

Education

● received an overview of:

- compensation trends and executive compensation market analysis

- the company’s pension and benefits program

- the company’s health and wellness program

- the company’s EDI program

- received human resources updates

[1]

As of the date of this circular, the members of the human resources, health and compensation committee are Robert Gwin (chair), Cynthia Carroll, David LeGresley, Andy Mah and Bruce Rubin. On May 6, 2022, Mr. Gwin stepped down from, and Mr. Rubin was appointed to, the committee. On January 1, 2023, Mr. Gwin was reappointed to the committee, as chair, replacing Mr. Sykes. On February 24, 2023 Mr. Mah was appointed to the committee and Anne-Marie Ainsworth stepped down from the committee.

Pembina Pipeline Corporation • 2023 Management Information Circular	52

Corporate Governance – Board Committees

Safety, environment and operational excellence committee

The safety, environment and operational excellence committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our OMS programs, including process and occupational safety, environment, asset integrity management, corporate security and cyber security. The committee also oversees our operational excellence and continuous improvement efforts and results.

The safety, environment and operational excellence committee met seven times in 2022. All meetings included time without management present.

2022 Members[1]	Cynthia Carroll (chair)	Robert Gwin
	Anne-Marie Ainsworth	Bruce Rubin
Leslie O’Donoghue

Independence	100%
Qualifications	● engineering or operations background

● legal, compliance or regulatory experience

● Chief executive officer or senior executive experience

Key responsibilities	Program and strategy development

● overseeing the development, implementation and operational audits of our OMS program, management policies, programs, systems and practices

● reviewing our safety and environmental strategy
Risk management
● reviewing OMS program risks and mitigation plans

● monitoring current, pending or threatened regulatory action by or against us Regulatory compliance and public disclosure

● reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

2022 Highlights	Safety and environment measures

● reviewed and approved the 2022 safety and environment performance measures to be used across all divisions, incorporating both leading and lagging indicators

●  reviewed 2021 performance against targets and recommended for approval the safety and environment performance multiplier for the 2021 short-term incentive plan award to the human resources, health and compensation committee

OMS programs

● reviewed the results of management’s incident review panel related to all significant events

● monitored emerging and material issues in safety, security and environment, including process safety, and security program requirements

● reviewed plans and progress towards improving contractor safety performance

● reviewed and monitored corporate and cyber security programs in 2022

● monitored 2022 asset integrity programs

● reviewed management’s 2022 work plans for asset integrity inspection and repairs

● monitored progress of Pembina’s process safety five-year vision plan designed to enhance process safety performance
Operational excellence

● oversaw the development and reviewed the results of external benchmarks on key performance indicators

● reviewed corporate efficiency and effectiveness plans and results

[1]

As of the date of this circular, the members of the safety, environment and operational excellence committee are Cynthia Carroll (chair), Anne- Marie Ainsworth, Leslie O’Donoghue and Bruce Rubin. Mr. Gwin was appointed to the committee on May 6, 2022 and stepped down from the committee on January 1, 2023.

Pembina Pipeline Corporation • 2023 Management Information Circular	53

Corporate Governance – Director Compensation

Director Compensation

We pay non-executive directors an annual retainer (in cash and equity) and additional amounts for committee memberships and chairing committees. This compensation package:

•	acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;

•	aligns the near- and long-term interests of directors with those of our shareholders; and

•	is competitive with the market.

Mr. Burrows is compensated in the role of President and Chief Executive Officer and does not receive director compensation.

Director compensation package

The table below shows our director fee schedule for 2022 and 2023. The human resources, health and compensation committee recommended and the board approved a small increase in the 2023 annual retainer for the chair and members of the board, to maintain director compensation near the median of the director compensation peer group (see Compensation in line with our peers, below).

		2022 ($)	2023 ($)

Board chair	Annual retainer	460,000	475,000

Board member	Annual retainer	235,750	248,250

Committees	Audit committee chair retainer	28,500	28,500

	CEO succession committee chair retainer[1]	25,000	-

	Human resources, health and compensation committee chair retainer	22,500	22,500

	Other committee chair retainer	17,500	17,500

	Audit committee member retainer	15,000	15,000

	CEO succession committee member retainer[1]	15,000	-

	Other committee member retainer	12,500	12,500

[1]

In response to Michael Dilger’s departure as President and Chief Executive Officer of Pembina in November 2021, the board established the CEO succession committee, an ad hoc committee of the board, to assist the board in appointing a permanent Chief Executive Officer and with other related matters. The CEO succession committee completed its mandate with the board’s appointment of Scott Burrows as President and Chief Executive Officer on February 22, 2022.

To help ensure they can meet their share ownership guideline within five years of joining the board, directors are required to take at least 50% of their total compensation as equity until they have met their share ownership guidelines. Directors may elect to take up to 100% of their total compensation as equity. The rest of the compensation is paid in cash, quarterly in arrears.

The equity portion of director compensation is paid in deferred share units (DSUs) under our deferred share unit plan. A DSU is a notional share that has the same value as one common share. The value of DSUs changes with our share price, and therefore have the same upside potential and downside risk as our common shares. DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares. DSUs vest when they are credited to the director’s account but are paid out only after the director retires from the board (and must be redeemed within one year of retirement). The amount the director receives on redemption is calculated by multiplying the number of DSUs he or she holds (including credited dividend equivalents) by the weighted average trading price of common shares on the TSX for the last five trading days before the termination date.

Pembina Pipeline Corporation • 2023 Management Information Circular	54

Corporate Governance – Director Compensation

Compensation in line with our peers

To ensure we can attract and retain talented directors, we compensate our directors in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The human resources, health and compensation committee engages outside consultants every year to compare our director compensation practices and levels with companies with which we compete for talent. The director compensation peer group is the same peer group used for the named executive compensation peer group for 2022 (see page 66 for a list of the peer companies and a discussion of the selection process).

Building equity ownership

We believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning equity, so we introduced share ownership guidelines in 2010.

Non-management directors must own three times their annual board retainer in Pembina equity. Common shares and DSUs (including the DSUs they accrue as dividend equivalents) can be used to meet the guideline, but at least 50% of the equity must be in common shares.

New directors must meet the guidelines within five years from the date of their appointment. The table below shows the equity holdings of the nominated directors as of March 17, 2023. As of that date, all current directors were in compliance with, or on track to meet, the guidelines.

As at March 17, 2023, non-management directors as a group beneficially owned, directed or controlled 324,088 common shares and 322,803 DSUs with a combined value as of March 16, 2023 of $27,292,423.

	Number of common shares	Value of common shares[1] ($)	Value of DSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines

Randall Findlay (2022 Chair)	137,721	5,809,072	2,188,268	7,997,340	744,750	yes

Henry Sykes (2023 Chair)	15,306	645,607	929,935	1,575,542	1,425,000	on track[3]

Anne-Marie Ainsworth[4]	24,655	1,043,580	1,441,620	2,485,200	1,024,813	yes

Cynthia Carroll[4]	-	-	558,903	558,903	1,024,813	on track[5]

Ana Dutra[4]	-	-	171,799	171,799	1,024,813	on track[6]

Maureen Howe	26,000	1,096,680	575,951	1,672,631	744,750	yes

Robert Gwin[4]	-	-	554,221	554,221	1,024,813	on track[5]

Gordon Kerr	10,400	438,672	1,925,143	2,363,815	744,750	yes

David LeGresley	46,238	1,950,319	1,898,135	3,848,454	744,750	yes

Andy Mah	8,180	345,032	-	345,032	744,750	on track[7]

Leslie O’Donoghue	35,588	1,501,102	2,356,073	3,857,174	744,750	yes

Bruce Rubin[4]	20,000	846,546	1,015,764	1,862,310	1,024,813	yes

[1]	Calculated using $42.18 per share (the closing price of our common shares on the TSX on March 16, 2023).

[2]	DSU value is estimated at $42.18 per share (the closing price of our common shares on the TSX on March 16, 2023). Includes DSUs that accrue as dividend equivalents.

[3]	Mr. Sykes has five years from the date of his appointment as chair of the board on January 1, 2023 to meet the share ownership guidelines.

[4]

Ms. Ainsworth, Ms. Carroll, Ms. Dutra, Mr. Gwin and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. To be consistent with the guidelines, Ms. Ainsworth’s, Ms. Carroll’s, Ms. Dutra’s, Mr. Gwin’s and Mr. Rubin’s equity ownership requirements are also in U.S. dollars and converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.37605 on March 16, 2023. The value of their common shares is calculated using US$30.76 per share (the closing price of our common shares on the NYSE on March 16, 2023) and converted to Canadian dollars using the Reuters noon U.S. Canadian dollar foreign exchange rate of 1.37605 on March 16, 2023.

[5]

Ms. Carroll and Mr. Gwin have five years from the date of their appointment to the board on May 8, 2020 to meet the share ownership guidelines. They received their initial grants of DSUs in January 2021.

[6]	Ms. Dutra has five years from the date of her appointment to the board on May 6, 2022 to meet the share ownership guidelines. Ms. Dutra received her initial grant of DSUs in January 2023.

[7]	Mr. Mah has five years from the date of his appointment to the board on February 24, 2023 to meet the share ownership guidelines. Mr. Mah will receive his initial grant of DSUs in 2024.

Pembina Pipeline Corporation • 2023 Management Information Circular	55

Corporate Governance – Director Compensation

Director summary compensation table

The table below shows the value of all compensation paid to non-executive directors in 2022. Mr. Burrows did not receive director compensation because he was compensated in his role as President and Chief Executive Officer. Mr. Mah was appointed to the board in February 2023 and therefore did not receive any director compensation in 2022.

	2022 fees[1] ($)				Allocation of 2022 fees[4] ($)

	Annual retainer	Committee chair/ member retainer	All other compensation ($)	Total compensation ($)	Cash	DSUs[2]

Randall Findlay (2022 chair)	460,000	27,500	-	487,500	-	487,513

Henry Sykes (2023 chair)	235,750	52,500	-	288,250	144,116	144,134

Anne-Marie Ainsworth[3]	319,182	33,847	-	353,029	176,495	176,534

Cynthia Carroll[3]	319,182	60,925	-	380,107	190,066	190,041

Ana Dutra[3]	209,873	13,354	-	223,227	223,227	-

Maureen Howe	235,750	41,000	-	276,750	276,750	-

Robert Gwin[3]	319,182	60,925	-	380,107	190,066	190,041

Gordon Kerr	235,750	27,500	-	263,250	131,642	131,608

David LeGresley	235,750	25,000	-	260,750	208,608	52,142

Leslie O’Donoghue	235,750	52,500	-	288,250	-	288,267

Bruce Rubin[3]	319,182	35,006	-	354,188	175,966	178,222

Total	3,125,351	439,058	-	3,555,409	1,716,936	1,838,503

[1]	Retainers awarded, earned, paid or payable for 2022.

[2]	Represents the amount of 2022 fees that directors elected to receive as DSUs.

[3]

Ms. Ainsworth, Ms. Carroll, Ms. Dutra, Mr. Gwin and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. Their fees have been converted to Canadian dollars using the Reuters end of day U.S. Canadian dollar foreign exchange rate of $1.3539 on December 30, 2022.

[4]	DSUs are granted in whole units. As a result, the amounts under the column Allocation of 2022 fees can be slightly different from the amounts in the Total compensation column due to rounding.

Deferred share unit awards

The table below shows all DSUs held by non-executive directors as at December 31, 2022. We do not grant options to directors. We estimated the value of DSUs awarded at $45.96 per share (the closing price of our common shares on the TSX on December 30, 2022). Mr. Mah was appointed to the board in February 2023 and therefore did not own any DSUs on December 31, 2022.

	Number of DSUs held			Total value of share- based awards on December 31, 2022 ($)
	Awarded	Accrued as dividend units	Total

Randall Findlay (2022 chair)	40,129	9,879	50,008	2,298,368

Henry Sykes (2023 chair)	14,157	2,664	16,821	773,093

Anne-Marie Ainsworth	23,860	6,282	30,142	1,385,326

Cynthia Carroll	8,353	787	9,140	420,074

Ana Dutra[1]	-	-	-	-

Maureen Howe	10,583	3,072	13,655	627,584

Robert Gwin	8,353	787	9,140	420,074

Gordon Kerr	31,954	10,653	42,607	1,958,218

David LeGresley	32,530	11,246	43,776	2,011,945

Leslie O’Donoghue	39,095	10,695	49,790	2,288,348

Bruce Rubin	19,851	4,231	24,082	1,106,809

[1]

Ms. Dutra did not receive any of her 2022 compensation in the form of DSUs because she was appointed to the board after the directors made their annual DSU election. She received her first grant of DSUs in January 2023.

Pembina Pipeline Corporation • 2023 Management Information Circular	56

Executive Compensation – Letter from the Committee Chair

Executive Compensation This section of our circular describes how we pay our named executive officers, what they earned this year and why.

Where to find it

58	Letter from the Chair of the Human Resources, Health and Compensation Committee

62	Compensation Discussion and Analysis

	62	Compensation Governance and Strategy How we oversee compensation and manage risk, including how we work with our independent consultants on compensation structure.

	72	Executive Compensation What we pay the named executives at Pembina and why, a discussion of this year’s company performance and our 2022 compensation decisions.

	80	Our Named Executive Officers Profiles of our named executive officers and their accomplishments in 2022.

	86	Compensation and Share Performance Share price performance, and an analysis of how executive compensation aligns with our corporate performance over time.

89	2022 Executive Compensation Details

Pembina Pipeline Corporation • 2023 Management Information Circular	57

Executive Compensation – Letter from the Committee Chair

Letter from the Chair of the Human Resources, Health and Compensation Committee

Pembina is a leading transportation and midstream service provider that has been serving North America’s energy industry for over 65 years. We believe in staged, carefully managed growth that respects the interests and concerns of all our stakeholders while providing the energy services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable operations. Our goal is to provide highly competitive and reliable returns through regular dividends while enhancing the long-term value of our shares.

The human resources, health and compensation committee oversees Pembina’s human resources strategy, policies and programs, including talent attraction and retention, health and wellness, EDI and compensation—all of which are essential in positioning Pembina to achieve its goals.

An overview of 2022

Financial – I’m pleased to report that in 2022 Pembina reported full year earnings of $2.971 billion and record full year adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA)[1] of $3.746 billion, a nine percent increase in adjusted EBITDA over 2021, driven by growing volumes on key systems and strong performance from the marketing business.

Robert G. Gwin Chair, Human Resources, Health and Compensation Committee

These results allowed the company to generate substantial free cash flow, which was allocated to strengthening the balance sheet and returning capital to shareholders. In 2022, Pembina raised the common share dividend by 3.6 percent, repurchased $350 million of common shares, redeemed $300 million of preferred shares, and reduced leverage to the low end of the target range. Our total shareholder return (TSR) in 2022 was 29%, ranking us fourth among our performance peer group for the year.

Operations – Pembina’s business and activity in the Western Canadian Sedimentary Basin (WCSB), was approximately six percent higher in 2022 than in 2021. As well, volumes on the Cochin Pipeline increased approximately nine percent over the prior year and the Alliance Pipeline was highly utilized given the prevailing global energy supply/demand dynamics and the Chicago-AECO natural gas price differential. In the marketing business, Pembina benefited from a favourable crude oil price environment and certain price differentials, including a wider Chicago-AECO natural gas price differential between western Canada and the U.S. Gulf Coast.

We also continued to progress our portfolio of growth projects, notably by completing the Phase VII and Phase IX Peace Pipeline expansions and the Empress Cogeneration project, and successfully delivering these projects under budget. We also reactivated construction of the previously deferred Phase VIII Peace Pipeline expansion.

Importantly, we strive to deliver these results with a strong operational and construction safety record. Unfortunately, this year we were deeply saddened by the fatality of one of our contractors and our thoughts continue to be with his family, friends, and co-workers. Safety is one of Pembina’s core values, and is included in our company-wide short-term incentive plan. We believe all incidents can be prevented and that nothing is more important than the safety of our employees, contractors, and communities. In 2022, Pembina conducted a third-party review of its contractor safety processes and has begun implementing a strategy to further improve contractor safety performance that focuses on contractor selection, onboarding, assurance and performance management.

1 See Non-GAAP and other financial measures on page 103.

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Executive Compensation – Letter from the Committee Chair

Workforce – Pembina made progress towards its EDI targets, including expanding representation in the executive leadership roles. The company has embarked on several strategic initiatives to deliver on its targets, and broader EDI initiatives are helping to create an inclusive workplace to attract and retain a broad and diverse talent pool at all levels of the organization. Details on strategic initiatives and progress towards our employee EDI targets can be found on page 37.

Sustainability – Pembina has a track-record of incorporating ESG strategies into its business. In 2022, the company continued to advance its ESG strategy and made progress toward achieving its target to reduce its GHG emissions intensity by 30 percent by 2030. Pembina established a $1 billion sustainability-linked revolving credit facility, which contains pricing adjustments that reduce or increase borrowing costs based on Pembina’s performance relative to a GHG emissions intensity reduction performance target, and enhanced disclosures in its sustainability report, improving alignment with Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosure (TCFD) requirements. See pages 34 to 36 for a summary of highlights from Pembina’s key ESG initiatives.

Growth – Pembina continued to progress a multi-billion-dollar portfolio of potential growth opportunities. A milestone achievement this year was the creation of Pembina Gas Infrastructure Inc. with Pembina’s joint venture partner KKR. This synergistic combination is expected to enable efficiencies and an enhanced customer service offering, while providing a wider suite of commercial opportunities.

Human resources strategy and leadership changes

Last year, the committee took the final steps in overseeing a significant leadership transition at Pembina:

•	Scott Burrows was named President and Chief Executive Officer on February 22, 2022, after three months in the role on an interim basis.

•	Jaret Sprott was appointed Senior Vice President and Chief Operating Officer on February 22, 2022.

•	Eva Bishop was appointed Senior Vice President and Corporate Services Officer in April 2022.

•	Cameron Goldade was named Senior Vice President and Chief Financial Officer on August 25, 2022, after nine months in the role on an interim basis.

The committee also oversaw several improvements to our human resources programs, including the codification of Pembina’s long-standing values, and the introduction of RISE Awards to recognize and reward individuals who live our values. In response to employee feedback through engagement surveys, focus groups and townhalls, Pembina also reinstituted long service award celebrations and social clubs, increased funding for employee health and wellness and introduced parental leave for our U.S. employees. Pembina’s EDI strategic approach was focused on building employee awareness, knowledge and understanding of EDI to create a foundation for behaviours that support equity and inclusion through the internally developed EDI Foundations learning series as well as, the Conversations for Change panels and the dynamic Acknowledgement Month events. The company also launched three employee-led Inclusion Networks in 2022: Pride (LGBTQ2S+), Women’s Inclusion Network, and the Multicultural Resource Network.

2022 executive compensation decisions

Our executive compensation program is designed to link strategy, performance and compensation while building equity ownership. This approach motivates employees to keep the focus on long-term success and aligns compensation awards with our shareholders’ interests. You can read more about our compensation strategy starting on page 62.

We increased base salaries and incentive targets slightly in 2022 to align our executive compensation more closely to our 2022 peer group.

Our key results and initiatives in 2022 had a direct impact on the compensation approved for the named executives this year. Strong corporate performance resulted in a short-term incentive plan multiplier of 161% against board approved targets (details about our short-term incentive plan are on page 73). In addition, our performance share unit (PSU) awards vested above target at 1.56x as a result of our three-year total shareholder return ranking of third place against Pembina’s 2020 performance peer group (details about our PSU award are on page 76).

Mr. Goldade was awarded a grant of stock options, RSUs and PSUs at the time of his appointment to Chief Financial Officer to reflect the higher target compensation associated with his new position. These were not one-time grants and were issued to Mr. Goldade to reflect the new long-term incentive compensation target associated with his permanent role (see page 77). There were no one-time grants or payments to the named executives this year.

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Executive Compensation – Letter from the Committee Chair

CEO compensation: lookback

The committee normally assesses how effectively our executive compensation program aligns compensation with corporate strategy and performance by comparing what the CEO was awarded in each of the past five years with what those amounts are worth over time. With the change in CEO near the end of 2021 and the appointment of Scott Burrows to the CEO position in February 2022, the table below shows the target compensation for Scott Burrows in 2022 and the realized and realizable value of awards granted as of December 31, 2022.

A significant portion of the compensation our CEO has earned over the year is the direct result of our performance on the value of medium- and long-term incentives, which are tied to our share price and are paid out over performance periods ranging from one to seven years. The table also compares the value to the CEO for each $100 of compensation awarded to the value earned by our shareholders over the same period. These values are indexed at $100 to provide a more meaningful comparison. The table shows that the actual value of CEO compensation is closely aligned with shareholders.

CEO total direct compensation			Value of $100
Year	Compensation awarded	Realized and realizable value as at December 31, 2022	Period	CEO	Shareholders

2022	$9,062,500	$10,227,443	Jan 1, 2022 to Dec 31, 2022	$113	$129

Compensation awarded includes target base salary for the year, target short-term incentive award (1.0x) and grant value of the medium- and long-term incentive awards for the calendar year, calculated on the date of grant.

Realized/realizable value includes:

•

base salary, short-term incentive award paid for the year, realized medium- and long-term incentive awards (the payout of vested RSUs granted in 2022, including RSUs accrued as dividend equivalents to the payment date, and the value of stock options exercised, if any, during the period for the respective grant years); and

•

the value at December 31, 2022 of unrealized medium- and long-term incentive awards granted in 2022 (RSUs and PSUs outstanding, RSUs and PSUs accrued as dividend equivalents to the end of the year, and in-the-money stock options for the respective grant years), including vested and unvested securities. We have estimated the realizable value of the unvested PSU grants assuming PSUs vest at target.

Shareholders includes:

•

the value of total shareholder return is the change in the 20-day volume weighted average trading price at the beginning and end of the period, plus the value of dividends accrued as dividend equivalents during the period.

Compensation program design

We review Pembina’s executive and director compensation philosophy and practices every year with assistance from Mercer, an independent external consultant. This review helps make sure executive compensation continues to be effective, remains competitive with our peers, is fair and reasonable, motivates the management team, retains talent, and attracts and supports new talent when needed.

We worked with Mercer again in 2022 to review the executive compensation program, and we approved the following changes:

•

Peer groups – As reported in last year’s circular, we updated the compensation peer group for 2022 to select companies that more closely align Pembina to the 50th percentile on most financial metrics and introduced U.S. companies (see page 66). There were no changes to the performance peer group.

•

Short-term incentive plan – We regrouped the performance objectives used to calculate the corporate performance multiplier to highlight our priorities, more clearly reflect how we operate and to be more in line with our strategy while retaining a focus on our four key stakeholder groups. Changes to the performance measures and weightings in each category were minimal, and financial measures continued to have the highest weighting (see page 74). In 2023, we will continue to refine our approach to reflect Pembina’s refreshed purpose and strategy.

•

Medium- and long-term incentive plan – We revised the target weighting of the CEO’s medium- and long-term incentives by reducing stock options and increasing RSUs, to make the CEO’s targets consistent with the other named executives (see page 77). There were no other changes to the medium and long-term incentive plan.

•

Benefits – All eligible Canadian employees moved from a standard set of benefits to a new flexible benefits program, where employees can choose from health, wellness and lifestyle benefits that are important to them.

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Executive Compensation – Letter from the Committee Chair

The board welcomes your feedback

This section of our circular is designed to help you understand the committee’s approach to human resources and compensation at Pembina. Last year, shareholders approved our approach to executive compensation with approximately 88.01% of votes cast in favour of our say on pay resolution. We invite you to read through this year’s compensation decisions and hope you will agree that they are well-considered and appropriate. As always, we welcome your feedback on our decisions, and your vote at Pembina’s 2023 annual meeting of shareholders.

(signed) “Robert G. Gwin”

Robert G. Gwin

Chair, human resources, health and compensation committee

Overview of our executive compensation practices
Here’s where you can find the key elements of our compensation program:

		Page
✓	Oversight by qualified, independent directors	62
✓	Compensation aligned with risk management	62
✓	Equity ownership and retention requirements	65
✓	Advice from independent compensation experts	64
✓	Compensation linked to performance and strategy	65
✓	Compensation in line with peers	66
✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value	71
✓	Incentive plan funding based on performance against targets linked to strategy and performance compared to our peers	74, 78
✓	Cap on annual short-term incentive awards	73
✓	A disciplined process for making annual compensation decisions	68
✓	An extensive risk-assessment before compensation is finalized, including stress testing	63
✓	Clawback policy	63
✓	Anti-hedging policy	63

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Executive Compensation – Compensation Governance and Strategy

Compensation Discussion and Analysis

Compensation Governance and Strategy

Compensation oversight

The board of directors has ultimate responsibility for compensation at Pembina.

The human resources, health and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance goals and assessment and succession planning. See page 51 for information about the committee, its responsibilities and activities in 2022.

Five independent directors sit on the human resources, health and compensation committee, and the average committee member tenure is 2.4 years.

The table below shows key areas of experience relevant to the committee’s mandate, and the specific expertise of the current members of the committee. You can read about each of the committee members starting on page 15.

Each committee member has worked in leadership roles and has broad industry knowledge. They also have a mix of experience in operations, corporate strategy, executive compensation and financial matters. Together, they have the experience, skills and qualities necessary to make sure the committee carries out its mandate effectively.

Human resources, health and compensation committee	Committee member since
Robert Gwin (chair)[1]	May 2020
David LeGresley	May 2017
Cynthia Carroll	May 2020
Andy Mah	February 2023
Bruce Rubin	May 2022

1  On May 6, 2022, Mr. Gwin stepped down from the committee to join the safety, environment and operational excellence committee. On January 1, 2023, Mr. Gwin was reappointed to the committee as chair, replacing Mr. Sykes.

Key areas of expertise relevant to the committee’s mandate	Number of committee members with experience

Senior leadership experience	5 of 5

Financial/Accounting management	5 of 5

Social and corporate governance	5 of 5

Human resources and compensation	4 of 5

Enterprise risk management	5 of 5

Legal and regulatory	5 of 5

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to ensure we promote shareholder value over the long-term. We use a broad-based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations.

Within this context, the human resources, health and compensation committee reviews and recommends to the board our compensation program and practices to:

•	align executive compensation with our short- and long-term goals;

•	reflect financial, operating, ESG and share performance, dividend payments and individual accomplishments; and

•	ensure that compensation aligns with the interest of our shareholders and encourages ethical behaviour.

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Executive Compensation – Compensation Governance and Strategy

This includes, among other things:

•	understanding the impact of operating and share price performance over a five-year period to assess the effect of different performance scenarios on future incentive payouts;

•	using balanced measures, including quantitative and qualitative goals, to determine short-term incentive compensation;

•	incorporating time and performance vesting features in medium- and long-term incentives;

•	using target ranges for the annual and long-term incentive plans to ensure that grants are effectively linked to actual performance and not unduly influenced by one-time events;

•	capping the amount executives can receive under the short-term incentive plan and share unit plan; and

•

having a balanced mix of short-, medium- and long-term compensation components to eliminate reliance on a single or a limited number of factors to determine potential awards and diversify potential reward scenarios.

The human resources, health and compensation committee also takes measures to prevent risks that could have a material adverse effect on our company, through appropriate compensation governance measures, which include:

•	building a strong governance culture and ensuring effective oversight;

•	implementing share ownership guidelines and retention periods;

•	prohibiting executives and directors from hedging equity awards and building in safeguards against insider trading;

•	applying a consistent compensation structure for the CEO, executives and employees;

•	implementing a clawback policy that aligns with legislative and regulatory requirements;

•	requiring the full board to review and approve compensation recommendations for the CEO and the senior vice presidents; and

•

engaging an independent compensation consultant to complete a compensation risk assessment, looking at pay mix, incentive plan funding, leverage and caps, performance measures, pay for performance, quantum of incentives, plan governance and risk mitigation.

The human resources, health and compensation committee also makes sure our compensation plans and employee benefit programs are administered according to applicable laws and regulations and stock exchange policies, as well as our compensation objectives. The board has not identified any material risks in our compensation program or practices that might reasonably be expected to have a material adverse impact on the company.

Clawback policy

We recognize the importance of clawback provisions in promoting ethical conduct and strong compensation governance practices and introduced a clawback policy in 2015.

The clawback policy applies to the CEO and all senior vice presidents and requires repayment of:

•

any incentive or equity-based compensation awarded based on incorrect data where we are required to restate our financial statements because of material non-compliance with any financial reporting requirement under any applicable securities laws; and

•	incentive or equity-based compensation if the board finds the CEO or one of the senior vice presidents has committed fraud, a breach of fiduciary duty or willful or reckless misconduct.

Under the clawback policy, the board can, at its sole discretion, use reasonable efforts to recover compensation paid or granted to an executive officer, including cancelling unvested equity compensation awards, recovering the after-tax amount of incentive compensation paid and recovering profits realized from trading Pembina securities.

Building equity ownership and retention

The human resources, health and compensation committee believes executive officers and directors should show their commitment to Pembina by owning equity in the company. The human resources, health and compensation committee introduced share ownership guidelines in 2010. See page 55 to read about our guidelines for directors and page 65 for our guidelines for the named executives.

Anti-hedging

To keep executives and directors motivated to continue to build shareholder value, our insider trading and reporting policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

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Executive Compensation – Compensation Governance and Strategy

Continuous improvement

The human resources, health and compensation committee reviewed a number of regulatory developments and emerging best practices about executive compensation in 2022, as part of its commitment to compensation best practices, and is once again providing shareholders with a say on pay advisory vote (see page 39 for information about our shareholder engagement and page 14 for more information on the say on pay advisory vote).

Independent advice

The human resources, health and compensation committee has been working with Mercer since 2002 as its independent compensation consultant and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee’s direction, work cooperatively with management to review or prepare material for the committee to review.

The human resources, health and compensation committee takes Mercer’s information and recommendations into consideration, but the committee’s decisions are its own responsibility.

Mercer’s mandate in 2022 included a comprehensive review of director and executive compensation, including:

•	preparing information about market trends and issues;

•	preparing benchmark market data for director and executive officer compensation;

•	assessing the competitiveness of our compensation;

•	reviewing the design of our short- and long-term incentive plans;

•	attending each human resources, health and compensation committee meeting including an in-camera portion at each meeting; and

•	preparing executive officer tally sheets and assessing the pay and performance relationship.

Mercer was paid the following fees for professional services in 2021 and 2022:

($ thousands)	2021 ($)	2022 ($)

Executive compensation-related fees	231	302
Fees for services related to determining compensation for our directors and executive officers	1,203	1,471

All other fees

Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, annual compensation surveys for Canada and the U.S. and miscellaneous consulting services related to employee compensation and human resources matters[1]

Total	1,434	1,773

[1]	The committee does not pre-approve these services. These fees also include $608,000 in reimbursable expenses by Mercer for the investment management services provided by a third-party sub-advisor.

The human resources, health and compensation committee reviewed Mercer against the following six factors and confirmed its independence for 2022:

•	the other services Mercer provides to Pembina;

•	Mercer’s bills to Pembina as a percentage of Mercer’s total revenues;

•	Mercer’s policies and procedures to prevent conflicts of interest;

•	whether the Mercer advisor has any business or personal relationships with a member of the human resources, health and compensation committee;

•	whether the Mercer advisor, and his or her immediate family, own any Pembina shares; and

•	whether Mercer or its advisor has any business or personal relationships with a Pembina executive.

Management may retain other compensation advisors from time to time, if necessary.

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Executive Compensation – Compensation Governance and Strategy

Our compensation strategy

Our executive compensation links corporate strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

We align pay with Pembina’s strategy and performance by:

•	fostering a pay-for-performance philosophy whereby the majority of executive compensation is variable and linked to performance;

•	using performance measures that are directly tied to our corporate strategy;

•	linking the payout of our performance-based medium-term incentive to our performance relative to our performance peer group; and

•	paying compensation out over time, to take into account the multi-year development horizons of our major energy infrastructure projects.

See pages 74 and 75 for information about the performance measures we use in our incentive plans and how these are linked to our strategic priorities.

We also review the program every year through third party consultants to ensure it continues to support shareholder interests, continues to be effective, remains competitive relative to our peers, is fair and reasonable, motivates our current team and attracts new talent when needed.

Building equity ownership

As with directors, we introduced share ownership guidelines for the CEO and senior vice presidents to ensure their interests are aligned with the interests of shareholders and to demonstrate their commitment to the company.

The CEO and senior vice presidents must own, directly or indirectly, a multiple of their base salary in common shares and/or RSUs (including the RSUs they accrue as dividend equivalents). The following table shows the required multiple for the named executives, which increases by level of responsibility. At least 50% of the share ownership requirement must be in common shares. Individuals who are appointed to a position that has a higher share ownership requirement have five years from the date of their new appointment to meet the guidelines.

The CEO and senior vice presidents are required to continue to meet their share ownership guideline for one year after leaving the company, except if their departure occurs as a result of a change of control or constructive dismissal.

The following table shows the equity ownership guidelines and the holdings of the named executives as of March 17, 2023. Each named executive either met or was on track to meet their share ownership requirements as of that date.

	Required ownership as a multiple of base salary	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines

Scott Burrows
President and Chief Executive Officer	5x	31,414	1,325,043	6,964,023	8,289,066	6,250,000	on track[3]

Cameron Goldade
Senior Vice President and Chief Financial Officer	2x	23,107	974,653	1,163,362	2,138,016	1,100,000	yes

Stuart Taylor
Senior Vice President and Corporate Development Officer	2x	33,525	1,414,085	956,806	2,370,891	1,210,000	yes

Jaret Sprott
Senior Vice President and Chief Operating Officer	2x	25,794	1,087,991	1,102,994	2,190,985	1,300,000	yes

Janet Loduca
Senior Vice President, External Affairs & Chief Legal and Sustainability Officer	2x	2,916	122,997	806,567	929,564	1,100,000	on track[4]

[1]	Calculated using $42.18 per common share (the closing price of our common shares on the TSX on March 16, 2023).

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Executive Compensation – Compensation Governance and Strategy

[2]

Estimated using $42.18 per common share (the closing price of our common shares on the TSX on March 16, 2023). You can find details about our RSU plan on page 76. The number includes all RSUs outstanding as of March 17, 2023.

[3]

As a result of his appointment as President and Chief Executive Officer, effective February 22, 2022, Mr. Burrows will be required to meet an expanded share ownership level of 5x his base salary by February 22, 2027.

[4]

As a result of her appointment as Senior Vice President, External Affairs & Chief Legal and Sustainability Officer on April 1, 2021, Ms. Loduca will be required to meet a share ownership level of 2x her base salary by April 1, 2026.

Compensation in line with our peers

To ensure executive compensation is fair and competitive, we benchmark compensation and performance against two peer groups of companies we compete with for talent:

•	Compensation peer group – used to set base salary, total cash compensation and total direct compensation.

•

Performance peer group – used to assess our relative corporate performance when paying out PSUs under our medium-term incentive plan and therefore is limited to energy infrastructure companies with similar operations.

When choosing peer companies, we look for companies that are similar to us in size, scale and industry, while also considering corporate strategy, business objectives and participation in similar markets. In particular, we consider, among other things:

•	Industry – we focus primarily on energy infrastructure/general infrastructure companies, as this ensures our performance and pay are competitive against leading companies we compete with directly.

•

Size/complexity – this is a multi-dimensional factor and includes financial measures such as revenue, market. capitalization, total assets, enterprise value and EBITDA, as well as non-financial measures such as scope of operations, location of operations and business objectives.

As noted above, the performance peer group is limited to energy infrastructure companies with similar operations. The compensation peer group also includes companies operating outside the energy infrastructure industry that we compete with directly for executive talent. We look at companies in the Mercer survey, and other companies with publicly available disclosure documents. We also look at the public disclosure of other companies in the sector as necessary to ensure the sample size is large enough.

Target total direct compensation for our executives (salary plus incentives) is generally set at the 50th percentile of the compensation peer group, but the board can use its judgment to set targets between the 25th and 75th percentiles depending on the skill, competency and experience of each executive.

2022 peer groups

Compensation peer group

At the end of 2021, the human resources, health and compensation committee retained Mercer to review the compensation peer group, and recommended updating the peer group to:

•

select companies that more closely align Pembina to the 50th percentile on most financial metrics, including assets, EBITDA, market capitalization, and enterprise value, in response to the consolidation of smaller peers; and

•	introduce U.S. companies, since the previous compensation peer group had become too small because of consolidation in the Canadian energy sector.

The 2022 compensation peer group has 19 companies: six new U.S. companies and four new Canadian companies.

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Executive Compensation – Compensation Governance and Strategy

Performance peer group

The performance peer group did not change in 2022 and consists of 11 companies.

The table below shows the 2022 compensation and performance peer groups.

	Compensation peer group (used to set target compensation)	Performance peer group (used to determine our relative TSR and to calculate the PSU multiplier - see pages 78 and 79)
Energy Infrastructure/Infrastructure

AltaGas Ltd.[1]	x	x

Canadian Pacific Railway Limited[1]	x

Enbridge Inc.	x	x

Enterprise Products Partners L.P.[1]	x	x

Keyera Corp.[1]	x	x

Kinder Morgan Inc.[1]	x	x

Magellan Midstream Partners L.P.[1]	x	x

ONEOK, Inc.[1]	x	x

Plains All American Pipeline, L.P.[1]	x	x

TC Energy Corporation	x	x

The Williams Companies Inc.		x

Targa Resources Corp.[1]	x	x

Oil & Gas – exploration and production

Canadian Natural Resources Limited	x

Cenovus Energy Inc.	x

Imperial Oil Ltd	x

Ovintiv Inc.	x

Suncor Energy Inc.	x

Utilities

Emera Inc.	x

Fortis Inc.	x

Diversified mining

Teck Resources Limited[1]	x

Total	19	11

[1]	New for 2022 compensation peer group.

The table below shows where we ranked against our 2022 compensation peers as at December 31, 2022, based on total assets, revenue, EBITDA, market capitalization and enterprise value.

Percentile as at December 31, 2022[1]

Compensation peer group

Total assets	30%

Revenue	30%

EBITDA	30%

Market capitalization	40%

Enterprise value	40%

[1] Percentiles are approximate.	Source: Bloomberg

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Executive Compensation – Compensation Governance and Strategy

Compensation process

1 Recommend compensation plan design and competitiveness	>	2 Establish performance goals	>	3 Recommend target total compensation	>	4 Assess corporate performance	>	5 Determine compensation	>	6 Finalize compensation awards

1. Recommend compensation plan design and competitiveness

The human resources, health and compensation committee:

●  carries out an annual benchmarking review of total compensation, with the help of its independent consultant;

●  establishes and recommends to the board for approval a compensation peer group to use as a reference point for assessing compensation competitiveness; and

●  establishes a performance peer group used as part of the performance vesting conditions for the PSUs under the long-term incentive plan.

Management reviews our compensation and benefits programs and makes recommendations to the human resources, health and compensation committee for review and approval. The committee recommends to the board any changes to the compensation program.

2. Establish performance goals

Management recommends to the human resources, health and compensation committee for review and recommendation to the board for approval:

●  quantitative and qualitative corporate and individual performance goals for the short-term incentive plan; and

●  quantitative performance goals for the PSUs under the medium-term incentive plan.

Performance goals include the core commercial, financial, safety, ESG and operational objectives in our strategic plan, which is prepared by the executives and approved by the board. This includes the CEO’s performance goals.

The committee reviews and, in conjunction with management, modifies as required, and recommends the performance goals to the board for approval.

3. Recommend target total compensation

The CEO makes recommendations to the human resources, health and compensation committee for target total compensation and compensation mix for each senior vice president. The committee, with input from its independent consultant:

●  reviews the CEO’s compensation recommendations for senior vice presidents;

●  determines target total compensation and compensation mix for the CEO;

●  recommends to the board target total compensation and compensation mix for the year for the CEO and other executives; and

●  determines if any plan changes are required.

4. Assess corporate performance

At the end of each year, management prepares an analysis of corporate performance against the approved performance goals. The human resources, health and compensation committee:

●  reviews the CEO’s compensation recommendations for senior vice presidents;

●  determines target total compensation and compensation mix for the CEO, based on individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances;

●  determines the proportion of each compensation component relative to total compensation, with the expectation that the CEO should have the highest amount and proportion of compensation at risk;

●  recommends to the board target total compensation and compensation mix for the year for the CEO and other executives; and

●  determines if any plan changes are required.

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Executive Compensation – Compensation Governance and Strategy

5. Recommend short-term incentive awards

The CEO recommends short-term incentive awards for each senior vice president to the human resources, health and compensation committee, based on corporate and individual performance.

The human resources, health and compensation committee, with input from its independent consultant, reviews the corporate performance multiplier and the PSU performance multiplier, reviews the CEO’s recommendations for the short-term incentive award for the senior vice presidents, and determines the CEO’s short-term incentive award.

While the short-, medium- and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The human resources, health and compensation committee can therefore use its judgment to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate, using the compensation peer group as a guideline.

6. Finalize compensation awards

The human resources, health and compensation committee, with input from its independent consultant:

●  prepares a report for the board that explains the factors and criteria its compensation recommendations are based on, including the relationship of corporate performance to compensation and how compensation supports our strategy and the achievement of our corporate objectives; and

●  presents its recommendations to the board for approval.

The board can also use its judgment to respond to developments, using the compensation peer group as a guideline.

Pembina Pipeline Corporation • 2023 Management Information Circular	69

Executive Compensation – Compensation Governance and Strategy

Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

	Component	Objective	Form	Performance period

Fixed compensation	Base salary	Compensate executives for performing day-to-day responsibilities.	● cash	ongoing

Variable compensation	Short-term incentive	Motivate executives to meet annual corporate and individual goals, including non-financial operational and ESG objectives.	● annual cash bonus	one year term

Medium-term incentive

Align compensation with medium- term corporate performance compared to our peers, and the interests of shareholders.

RSUs receive a lesser weighting in the compensation mix calculation of medium-term incentives than PSUs because RSUs are not subject to performance vesting conditions. PSUs are entirely at risk.

			● RSUs ● PSUs	three year term (RSUs vest 1/3 each year, PSUs vest after three years)

	Long-term incentive	Align compensation with long-term corporate performance, and the interests of shareholders.	● stock options	seven year term (stock options vest 1/3 each year)

Other compensation	Benefits	Provide market competitive benefits.

●  flexible benefit program providing coverage options for group life, accidental death and dismemberment, disability and extended health and dental insurance

●  savings plan (Pembina matches employee contributions to a maximum of 5% of annual salary)

●  non-taxable health spending account or taxable wellness spending account ongoing

	Pension (see page 93)	Provide market competitive benefits.	● defined benefit plan ● supplementary retirement plan	ongoing

	Perquisites	Provide market competitive benefits.

●  limited executive perquisites to offset expenses connected to the cost of business meetings and relationship management, including a car allowance, parking and business club memberships

●  value does not represent a significant element of executive compensation ongoing

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Executive Compensation – Compensation Governance and Strategy

Compensation mix

The human resources, health and compensation committee determines the mix of components every year based on its review of competitive data, consistent with our overall compensation philosophy and its own judgment.

The graphs below show the 2022 target total direct compensation mix for our CEO and an average for our other named executives, as determined by the human resources, health and compensation committee in February 2022. The short-, medium- and long-term incentives are at risk because their value is based on specific performance criteria and payout is not guaranteed.

For 2022, 86% of the CEO’s target total direct compensation and 75% of the average target total direct compensation for the other named executives was at risk, directly aligning corporate and individual performance with the interests of shareholders.

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Executive Compensation – 2022 Executive Compensation

2022 Executive Compensation

The board reviewed Pembina’s 2022 performance and the recommendations by the human resources, health and compensation committee, and approved the following decisions on executive pay.

This year’s incentive awards were based on our performance against targets that were set at the beginning of 2022. We did not adjust these targets during the year or make any adjustments to calculated results. You can read more about our compensation strategy starting on page 62.

Total direct compensation

The table below shows total direct compensation paid or granted to the named executives for 2022, compared to 2021. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of medium- and long-term incentive awards. See below for a discussion of each component.

For additional information about each named executive and their accomplishments this year, see page 80.

Value of direct compensation received1

	2021 ($)	2022 ($)	Change	2022 amount at risk

Scott Burrows[2]	7,262,659	10,015,600	38%	87.5%
President and Chief Executive Officer

Cameron Goldade[3]	1,619,586	1,873,735	16%	73.7%
Senior Vice President and Chief Financial Officer

Stuart Taylor[4]	2,938,100	2,746,600	-8%	78.8%
Senior Vice President and Corporate Development Officer

Jaret Sprott[4]	2,926,100	2,590,733	-11%	79.4%
Senior Vice President and Chief Operating Officer

Janet Loduca[5]	-	2,322,867	-	79.1%
Senior Vice President, External Affairs & Chief Legal and Sustainability Officer

[1]	See Summary compensation table on page 89 for information about how we calculate the value of RSUs, PSUs and options.
[2]	Mr. Burrows was appointed President and Chief Executive Officer effective February 22, 2022, and his total direct compensation increased commensurate with the new role.
[3]	Mr. Goldade was appointed Senior Vice President and Chief Financial Officer effective August 25, 2022, and his total direct compensation increased commensurate with the new role.
[4]

Direct compensation received by Mr. Taylor and Mr. Sprott was higher in 2021 due to the award of retention stock options in March 2021 that were issued in response to an increase in responsibilities and market conditions in 2021.

[5]	Ms. Loduca was not a named executive in 2021.

The graphics below show the mix of compensation paid for 2022 to the CEO and to the other named executives, as reported in the summary compensation table.

Pembina Pipeline Corporation • 2023 Management Information Circular	72

Executive Compensation – 2022 Executive Compensation

Base salary

Base salaries are reviewed annually and are set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations. The table below shows each named executive’s annual base salary as at December 31, 2022. Salary increases from 2021 to 2022 are primarily attributed to aligning salaries closer to the median of the expanded compensation peer group approved for 2022.

	2021 ($)	2022 ($)	Change

Scott Burrows	1,200,000	1,250,000	4.2%

Cameron Goldade[1]	475,000	525,000	10.5%

Stuart Taylor	570,000	585,000	2.6%

Jaret Sprott[2]	450,000	550,000	22.2%

Janet Loduca[3]	-	500,000	-

[1]	Mr. Goldade was appointed Senior Vice President and Chief Financial Officer effective August 25, 2022 and his salary increased commensurate with his new role.
[2]	Mr. Sprott’s base salary increase in 2022 was primarily to align his salary with the new compensation peer group.
[3]	Ms. Loduca was not a named executive in 2021.

Short-term incentive

Short-term incentive awards are granted based on our performance against annual corporate and individual objectives tied to our core strategy.

The award is calculated as a percentage of each named executive’s base salary. It can be as low as 0 and has a cap based on the named executive’s level. The target is market competitive and depends on the responsibility of the role. The table below shows the short-term incentive targets for the named executives as of the end of 2022.

	Potential short-term incentive award as a percentage of salary

	minimum	target	cap

CEO	0	125	250

Other named executives	0	75	150

We calculate each award by multiplying the named executive’s short-term incentive target by their salary and performance multiplier (which is different for each named executive and can range from 0 to 2).

Each performance multiplier is calculated based on performance against both corporate and individual goals that are set at the beginning of each year, using the weightings shown in the formula below:

•

corporate performance includes core financial, commercial and operational goals from our strategic plan. Pembina incorporates ESG metrics into our short-term incentive plan, including metrics related to safety, climate change, diversity and employee satisfaction. You will find a discussion of this year’s targets and results on page 75; and

•	individual goals are also tied to our strategy but are not publicly disclosed for competitive reasons. You can read about each named executive’s individual performance starting on page 80.

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Executive Compensation – 2022 Executive Compensation

The human resources, health and compensation committee may use its judgment to adjust the performance multiplier up or down based on factors that are not captured in the formal measures. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits that are not captured in the short-term performance measures.

2022 short-term incentive award

The table below shows how we calculated each named executive’s short-term incentive award for 2022.

Performance objectives were set at the beginning of 2022 and were not adjusted during the year.

Short-term incentive awards, which were paid out in March 2023, were above target for each of the named executives, and approved by the board, as recommended by the human resources, health and compensation committee.

	Actual salary earned in 2022 (as reported in summary compensation table) ($)		Short-term incentive target		Named executive’s performance multiplier		Short-term incentive award ($)

Scott Burrows	1,250,000	x	125%	x	1.61	=	2,515,600

Cameron Goldade	492,535	x	75%	x	1.53	=	563,700

Stuart Taylor	582,500	x	75%	x	1.61	=	701,600

Jaret Sprott	533,333	x	75%	x	1.71	=	682,400

Janet Loduca	486,667	x	75%	x	1.61	=	586,200

How we calculated the 2022 corporate performance multiplier

In 2022, we regrouped the performance objectives used to calculate the corporate performance multiplier to highlight our priorities, more clearly reflect how we operate and to be more in line with our strategy, while retaining our focus on the four stakeholder groups. Changes to the performance measures and weightings in each category were minimal, and financial measures continued to have the highest weighting.

The multipliers for each category, and the corporate performance multiplier, continue to range from 0 for performance below threshold, to a maximum of 2.

We plan to refine our approach again for 2023 to reflect Pembina’s refreshed purpose and strategy (see page 32).

Operational excellence 25%		Financial results 35%		Workforce 15%		Sustainability 10%		Defend and grow asset base 15%		2022 corporate performance multiplier (capped at 2)
1.21 x 25% =	+	2.0 x 35% =	+	1.2 x 15% =	+	1.65 x 10% =	+	1.72 x 15% =	=
										1.61
0.30		0.70		0.18		0.17		0.26

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Executive Compensation – 2022 Executive Compensation

The 2022 corporate performance multiplier was calculated at 161% based on the formula above. The table below provides details of the performance in each category. The total score in each category reflects the aggregate scores achieved across all divisions.

Performance category and measures	Key measures	2022 Highlights	Total score

Operational excellence – 25%			1.21
Safety and environment	Meet or exceed midstream peer company safety and environment benchmarks

Continued to deliver a safety record consistent with industry performance, but the safety and environment category was adjusted down due to a fatality of one of our contractors at the Algar Pump Station in September.

Project delivery	Execute 2022 major capital projects materially on time and on budget	Over $750 million of assets were placed into service on time and underbudget, including Phase VII and Phase IX Peace Pipeline expansions and the Empress Cogeneration project.
Operating expenses per unit	Meet budgeted Opex/BOE	Operating expense per unit in 2022 was slightly above budget resulting in below target performance.
Continuous improvement	Develop Operational Excellence Scorecard and execute on operational efficiency projects	Scorecard developed and external benchmarks established. Achieved $16.7 million in a combined one-time and recurring savings exceeding our target.

Financial results – 35%			2.00
Return on invested capital	Meet budgeted return on invested capital

Strong financial results driven by growing volumes on key systems and a strong performance from the marketing business contributed to top performance results for both return on invested capital and adjusted EBITDA per share.

EBITDA per share	Adjusted EBITDA per share target against budget

Workforce – 15%			1.20
EDI targets	Meet annual targets in support of board-approved five-year EDI targets	Saw an overall increase in the number of diverse employees but did not meet our annual targets.
Employee voluntary turnover	Reduce the number of women and high performers voluntarily leaving as a percentage of total voluntary turnover	Exceeded our targets for reducing the number of high performers and women voluntarily leaving the organization.
Employee survey response	Increase in employee engagement	Employee engagement increased as measured by employee focus group and survey feedback, participation in company social, charitable giving campaigns and EDI training.

Sustainability – 10%			1.65
GHG emissions intensity targets	Meet annual targets in support of board-approved five-year emission intensity plan	Made significant progress in 2022 with exceeding our targets for operation GHG improvements and the Wildrose power purchase agreement contribution to grid greening.
Supplier diversity – spend targets	Percentage of operating and capital budget spend with diversity suppliers	Exceeded our budget spend targets with both Indigenous and women-owned suppliers.

Defend and grow asset base – 15%			1.72
Contract renewals	Achieve revenue targets for existing customer contract renewals	Renewed contracts and secured incremental volumes on conventional pipelines and fractionation facilities, exceeding maximum revenue targets.
New projects	Secure $500 million in new growth projects	Sanctioned $522 million in projects, including re-sanctioning Phase VIII Expansion exceeding our target.
New customer contracts	Achieve revenue targets for new customer contracts	Secured new long-term midstream services agreements for the transportation and fractionation of liquids exceeding our maximum revenue targets.

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Executive Compensation – 2022 Executive Compensation

Medium- and long-term incentives

Our business involves major commercial ventures and strategies that are typically developed over three to five years. Medium- and long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. They are designed to promote a proprietary interest in Pembina and encourage sustainable contributions that are more likely to maximize medium- and long-term shareholder value. They focus management on operating and financial performance, long-term shareholder value and our strategic goals.

Medium- and long-term incentives are granted based on each executive’s target total direct compensation as a percentage of base salary and are set using competitive market data about our performance peer group.

The table below summarizes our current medium- and long-term incentive plans. You will find more information about the medium- and long-term incentive plans starting on page 98.

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan

Link to strategy

Align compensation with the medium-term nature of some of our projects.

Reward participants for growth in the medium-term based on the trading price of our common shares and total shareholder return compared to peers. Retention tool.

Align compensation with the longer-term nature of some of our projects. Reward participants for growth in the long-term based on trading price of our common shares. Retention tool.

Eligibility	Executives Eligible Employees	Executives Senior Level and Management Employees

Award	RSUs PSUs RSUs and PSUs do not have voting rights and cannot be assigned or transferred.	Options to buy common shares (up to the limits listed on page 99). Options cannot be assigned or transferred.

Frequency	Granted every year.	Granted every year. Issued on one or more days during the year as specified at the time of the grant. Previous year’s grants are not taken into account when considering new grants.

Term	Three years	Seven years

Dividends	RSUs and PSUs earn dividend equivalents every year in the form of dividend units.	None

Vesting

RSUs

RSUs granted to executives and employees vest:

•  1/3 vest on December 31 of the year granted;

•  1/3 vest on December 31 of the second year from the year granted; and

•  1/3 vest on December 31 of the third year from the year granted.

PSUs

•  Vest if performance vesting conditions have been met at the end of three years. See page 77 for details about the 2022 performance vesting conditions.

Options vest 1/3 per year over three years, starting on the first anniversary of the day they are issued.

Payout

Paid out in cash as soon as possible after vesting.

Each unit that vests (including dividend units) is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date.

Each option that vests can be used to buy one Pembina common share. The exercise price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

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Executive Compensation – 2022 Executive Compensation

2022 medium- and long-term incentive awards

The table below shows the medium- and long-term incentives granted to our named executives in 2022. The awards are granted based on the annual salary and performance targets established at the time of grant. These incentives were all granted at target.

The table below includes the number of RSUs, PSUs and stock options granted, along with their expected value at payout, assuming the performance targets for the PSUs have been met.

	Base salary		Medium-and long- term incentive target		Medium-and long-term incentive grant	Allocation
						Medium-term incentives[1]		Long-term incentive[2]
						RSUs (30%)	PSUs (50%)	Options (20%)

Scott Burrows	$1,250,000	x	500%	=	$6,250,000	$1,875,000	$3,125,000	$1,250,000
						49,355	82,258	141,884

Cameron Goldade[3]	$475,000	x	130%	=	$617,500	$185,000	$309,000	$123,500
						4,876	8,127	14,018
					$200,000	$60,000	$100,000	$40,000
						1,580	2,632	4,540

Stuart Taylor	$585,000	x	250%	=	$1,462,500	$439,000	$731,000	$292,500
						11,549	19,248	33,201

Jaret Sprott	$550,000	x	250%	=	$1,375,000	$412,000	$618,000	$275,000
						10,858	18,097	31,215

Janet Loduca	$500,000	x	250%	=	$1,250,000	$375,000	$625,000	$250,000
						9,871	16,452	28,377

[1]

We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $37.99 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2021).

[2]

We calculated the number of stock options granted by dividing the value of the stock option award by the Black-Scholes value per stock option. See Summary compensation table on page 89 for the detailed calculation.

[3]

Mr. Goldade received an additional grant of RSUs, PSUs and stock options upon his appointment to Senior Vice President and Chief Financial Officer effective August 25, 2022, to reflect the higher target compensation associated with his new position. These were calculated based on his new base salary of $525,000, multiplied by his new target of 250% and then were prorated from the date of his appointment on August 25, 2022. These awards were not one-time grants and were issued to Mr. Goldade to reflect the new long-term incentive compensation target associated with his permanent role.

Performance vesting conditions for PSUs granted in 2022

Performance period: January 1, 2022 – December 31, 2024

The 2022 PSUs will vest in 2024 based on the three-year TSR compared to our performance peer group. The performance measure and performance peer group were established at the beginning of the three-year performance period. TSR is tied to our strategic objectives and is a strong measure of our relative financial performance.

The board compares actual performance to the ratings and uses a linear analysis to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however the multiplier cannot exceed two times.

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Executive Compensation – 2022 Executive Compensation

The formula below shows how we calculate the actual number of PSUs that will vest in 2024.

Performance multiplier (0 to 2)	x	Number of PSUs granted	=	Final number of PSUs that vest

Where our TSR ranks vs the performance peer group for the performance period, applying a straight ranking approach
Performance peer group:

• AltaGas Ltd.	• ONEOK, Inc.
• Enbridge Inc.	• Plains All American Pipeline, L.P.
• Enterprise Products Partners L.P.	• TC Energy Corporation
• Keyera Corp.	• The Williams Companies Inc.
• Kinder Morgan Inc.	• Targa Resources Corp.
• Magellan Midstream Partners L.P.

See page 66 for a detailed discussion of the performance peer group.

Medium-term incentives vested in 2022 and paid out in 2023

Medium-term incentive grants vested in 2022 include:

•	the final 1/3 of the RSUs granted for 2020;
•	the second 1/3 of the RSUs granted for 2021;
•	the first 1/3 of the RSUs granted for 2022;
•	the PSUs granted for 2020 (these vested using a performance multiplier of 1.56x—see next page)
•	the dividends that granted RSUs and PSUs earned to December 31, 2022.

Granted RSUs and PSUs that vested in 2022 and dividend equivalents (in the form of dividend units) were paid out to the named executives in 2023.

		Number of units vested in 2022

		RSUs			PSUs

		2020	2021	2022	2020	Total paid out in 2022[1]

Scott Burrows	Units	2,020	4,426	16,452	23,637	$2,411,844
	Dividend units	331	485	906	3,878

Cameron Goldade	Units	632	1,229	2,152	4,925	$466,364
	Dividend units	104	135	119	808

Stuart Taylor	Units	1,919	4,206	3,850	22,455	$1,716,333
	Dividend units	315	461	212	3,684

Jaret Sprott	Units	1,515	3,320	3,619	17,728	$1,383,286
	Dividend units	248	364	199	2,909

Janet Loduca[2]	Units	246	2,880	3,290	1,922	$420,605
	Dividend units	29	316	181	288

[1]

Value of units and dividend units that vested December 31, 2022, calculated using $46.26 per share (the volume weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2022). Dividend units earned at $2.52 for 2020, $2.52 for 2021 and $2.55 for 2022. PSU multiplier is 1.56x (see next page).

[2]	Ms. Loduca’s 2020 grant was prorated to her hire date of November 1, 2020.

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Executive Compensation – 2022 Executive Compensation

How we calculated the performance multiplier for the 2020 PSU award

PSUs granted: January 1, 2020

Performance period: January 1, 2020 – December 31, 2022

Performance was measured against the performance peer group and targets that were set at the beginning of 2020. We did not adjust these targets during the year or make any adjustments to the calculated results.

TSR vs the 2020 performance peer group for the performance period
Multipliers can range from 0.0 to 2.0 based on Pembina’s TSR ranking within our 2020 performance peer group:
• first	2.0x
• second	1.78x
• third	1.56x
• fourth	1.33x
• fifth	1.11x
• sixth	0.89x
• seventh	0.67x
• eighth	0.44x
• ninth	0.22x
• tenth	0.00x
Pembina TSR for the performance period
18.55%
Ranking within 2020 PSU performance peer group
Third
Performance multiplier
1.56x

2020 performance peer group[1]

AltaGas Ltd.

Emera Inc.

Enterprise Products Partners L.P.

Enbridge Inc.

Fortis Inc.

Keyera Corp.

ONEOK, Inc.

Plains All American Pipeline L.P.

TC Energy Corporation

2020 performance peer group median TSR	11.89%
[1] Inter Pipeline Ltd. was removed as it is no longer trading.

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Executive Compensation – Our Named Executive Officers

Our Named Executive Officers

Scott Burrows

President and Chief Executive Officer

Mr. Burrows has been the President and Chief Executive Officer of Pembina since February 2022.

Prior to his current role, Mr. Burrows was named interim President and Chief Executive Officer in November 2021. Previously he served as Pembina’s Chief Financial Officer for approximately seven years, overseeing Pembina’s financial operations, investor relations, treasury, tax, risk management, corporate planning, corporate development, and capital market financings.

Prior to his role as Chief Financial Officer, Mr. Burrows served as Vice President, Capital Markets, and as Vice President, Corporate Development and Investor Relations. In these roles, Mr. Burrows was responsible for guiding Pembina through its corporate-level financial analysis of business opportunities in addition to strategic development and planning, acquisitions, and divestitures. He also supported the Company’s participation in the capital markets by evaluating various financing alternatives and oversaw Pembina’s investor relations and related marketing initiatives.

Before joining Pembina in 2010, Mr. Burrows spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in the energy industry, including petroleum, natural gas, other product pipelines and related infrastructure facilities.

Mr. Burrows has a Bachelor of Commerce from the University of British Columbia, is a CFA® Charterholder and sits on the Board of Rundle College Society.

2022 Results

Mr. Burrows achieved the following results in 2022:

•	Continued to provide steadfast leadership throughout 2022.
•	Led the executive search process for the Chief Financial Officer role, which concluded with the appointment of Cameron Goldade.
•	Reported record 2022 full year earnings of $2,971 million and record full year adjusted EBITDA of $3,746 million, exceeding the high end of the Company’s revised guidance range.
•

Led a year-long review of the Company’s strategy to ensure Pembina remains resilient into the future. This culminated in an approved strategy that allows Pembina to build on its strengths by continuing to invest in and grow its core businesses while also capitalizing on opportunities to leverage its assets and expertise into new service offerings that proactively respond to the transition to a lower-carbon economy.

•	Aided in progressing key milestones for the Cedar LNG project and the Alberta Carbon Grid.
•

Actively involved in the Pembina Gas Infrastructure transaction, a joint venture with KKR to combine their respective western Canadian natural gas processing assets into a single, new joint venture entity.

•	Reactivated the previously deferred Phase VIII expansion.
•	Reactivated the Nipisi Pipeline system to serve customers in the Clearwater oil play.
•	Instrumental in new project development, ensuring alignment with Pembina’s strategic, commercial and financial objectives.
•

Entered into long-term midstream services agreements with three premier NEBC Montney producers for the transportation and fractionation of liquids; renewed significant contracts and secured incremental volumes on Pembina’s conventional pipelines and its fractionation facilities; and extended a contract to supply ethane on a long-term basis to a key customer.

•	Played an active role in designing and leading management and board strategy sessions.
•

Contributed to advancing Pembina’s EDI strategy by increasing diversity at the board and senior executive levels, supporting at the senior level, six acknowledgment months and five employee led conversations for change panels, and

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Executive Compensation – Our Named Executive Officers

supporting the development of two new inclusion networks which will launch in 2023: the Indigenous Inclusion Network and the Men’s Inclusion Network, focused on men’s mental health.
•

Continued to advance execution of Pembina’s ESG strategy with a $1 billion sustainability-linked revolving credit facility, a second renewable power purchase agreement and the release of Pembina’s 2021 Sustainability Report.

•

Continued to make a net positive impact on communities where Pembina operates with a direct cash investment of over $6.8 million supporting non-profit and charitable organizations focusing on strong Indigenous communities; safe, inclusive and connected communities, including a flagship partnership with the Breakfast Club of Canada; and a sustainable future. Pembina’s 2022 United Way, and associated campaigns, including stakeholder giving, raised over $3.9 million.

•	Represented Pembina on the board of directors of Chinook Pathways.
•	Led a program to enhance and deepen Pembina’s relationship with key customers.

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Executive Compensation – Our Named Executive Officers

Cameron Goldade

Senior Vice President and Chief Financial Officer

Mr. Goldade has been the Senior Vice President and Chief Financial Officer of Pembina since August 2022.

Previously, Mr. Goldade was Vice President, Capital Markets since June 2017, overseeing the company’s corporate development, corporate planning, investor relations, treasury, and cash management functions.

Prior to joining Pembina in 2015, Mr. Goldade spent eleven years in energy-focused investment banking where he provided advice and counsel related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. Mr. Goldade has considerable experience in most aspects of the energy industry, including: petroleum, natural gas and other product pipelines and related infrastructure facilities.

Mr. Goldade holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Master of Business Administration from the University of Toronto.

2022 Results

Mr. Goldade achieved the following results in 2022:

•	Appointed as Senior Vice President and Chief Financial Officer on August 25, 2022.
•

Actively involved in securing Pembina’s unsecured credit facilities for a total of $2.9 billion, including the execution of a $1 billion sustainability-linked revolving credit facility aligning its financing strategy with Pembina’s ESG priorities.

•

Facilitated the financial integration of the Pembina Gas Infrastructure transaction, a joint venture with KKR to combine their respective western Canadian natural gas processing assets into a single, new joint venture entity, which included securing $4.75 billion in credit facilities to underpin the closing of the transaction. Oversaw the creation of the joint venture, generating tax synergies adding to the accretion of adjusted cash flow per share.

•

Oversaw the company’s capital allocation framework, including capital project investment and allocation of Pembina’s free cash flow. In 2022, $333 million of common shares were repurchased, $300 million of preferred shares were redeemed, and leverage was reduced to the low end of the company’s target range.

•	Ensured Pembina maintained its ‘BBB’ credit rating from S&P Global Ratings and ‘BBB (high)’ from DBRS Limited.
•	Played an active role on Pembina’s Enterprise Risk Committee, including Pembina’s approach to commodity foreign exchange and interest rate risk management.
•	Jointly oversaw the restructuring of the Ruby Pipeline investment including the negotiation of the Ruby Settlement Agreement and the recovery under the Chapter 1 process.
•

Managed Pembina’s financial guardrails throughout 2022 by actively overseeing its counterparty exposure, its BBB credit rating with S&P Global and maintaining a strong balance sheet by adhering to Pembina’s targets for fee-based contribution to Pembina’s adjusted EBITDA and fee-based distributable cash flow (payout ratio).

•	Contributed to advancing Pembina’s EDI strategy by setting ESG targets over the next three years, including update to industry leading ESG performance index and improvement of Sustainalytics score.
•	Represented Pembina on the board of directors of Cedar LNG and Chinook Pathways.
•

Played an active role in developing a renewed long-term strategy that continues to build upon its core business while capitalizing on opportunities arising from the transition to a lower-carbon economy.

•	Oversaw various process improvements and systems enhancements in conjunction with Pembina’s continuous improvement strategy.
•	Advanced procedures and controls under the Sarbanes-Oxley Act.
•	Led Pembina’s investor engagement program.
•

Oversaw a revision to Pembina’s project governance framework which reflected alignment with best practices, enhancements to support Pembina’s strategy and continuous improvement initiatives to promote efficiency.

•	Oversaw several initiatives designed to enhance employee engagement and create long-term development and succession of talent.

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Executive Compensation – Our Named Executive Officers

Stuart (Stu) Taylor

Senior Vice President and Corporate Development Officer

Mr. Taylor has been the Senior Vice President and Corporate Development Officer of Pembina since March 2023. He is responsible for supporting Pembina’s investments in energy transition and the export of energy to global markets. This work includes leading strategic new ventures growth and successfully building the Alberta Carbon Grid and Cedar LNG project.

He previously served as Senior Vice President, Marketing & New Ventures and Corporate Development Officer, where he was responsible for the Company’s efforts in value-added commodity marketing activities including the buying and selling of hydrocarbon products, commodity arbitrage and optimizing storage opportunities. Prior to these appointments, Mr. Taylor was Senior Vice President, NGL and Natural Gas Facilities and before that was Vice President, Gas Services where he oversaw the planning and construction of gas plants and multiple enhanced-recovery projects to increase Pembina’s gas liquids throughput.

Mr. Taylor developed his geologic, strategic planning and business development skills in various capacities while at Westcoast Energy Inc., NOVA Corporation, TransCanada PipeLines Ltd., VISTA Midstream Solutions and Talisman Energy. While at VISTA, Mr. Taylor served as Vice President, Supply, and was responsible for managing the commercial contracts for the Cutbank Complex, which VISTA then sold to Talisman in 2003. At Talisman, Mr. Taylor held several managerial roles where he was responsible for the Cutbank facility, and their sour gas pipelines and midstream operations.

Mr. Taylor has a Bachelor of Science in Geology and a minor in Geophysics from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

2022 results

Mr. Taylor achieved the following results in 2022:

•

Generated $721 million of adjusted EBITDA, through the marketing and new ventures division, buying, selling and marketing commodities and by optimizing the assets of the facilities and pipeline divisions of the company. 2022 EBITDA reflected strong performance across the marketing business, particularly with respect to the frac spread business.

•

Proactively sought new commercial opportunities in lines of business that Pembina does not currently have a presence, including petrochemicals, export terminals, renewables and energy transition targeting market diversification, egress opportunities, and further development and decarbonization of the value-chain.

•

Executed upon market development efforts for natural gas, NGL, crude oil and logistics in pursuit of expanding egress for western Canadian production, establishing a presence in growing markets and supported other new ventures initiatives.

•

Continued to progress the Cedar LNG Project, a partnership with the Haisla Nation, which is a floating LNG facility in Kitimat, British Columbia to produce industry-leading low-carbon, low-cost Canadian LNG for new overseas markets and is expected to be one of the greenest LNG facilities in the world.

•

Successfully marketed propane from Pembina’s propane export terminal located on Watson Island, British Columbia; developed strong relationships with international buyers; focused on market fundamentals to shape these plans by identifying the next and future structural changes in the market.

•

Established a framework to decarbonize power consumption across Pembina, resulting in the formation of a dedicated energy management team, execution of a 100MW power purchase agreement from TransAlta’s Garden Plain Wind Project, and development of co-generation assets with the facilities division.

•

Progressed the development of the Alberta Carbon Grid through Pembina’s partnership with TC Energy. In 2022, the Government of Alberta announced that the Alberta Carbon Grid was successfully chosen to move to the next stage of the province’s carbon capture utilization and storage process in the Industrial Heartland. The Alberta Carbon Grid is a carbon transportation and sequestration platform that will enable Alberta-based industries to effectively manage their GHG emissions and contribute positively to Alberta’s lower-carbon economy.

•	Collaboratively developed carbon capture and storage opportunities across Pembina’s marketing, facilities, and pipelines divisions.
•	Explored new opportunities as part of the energy transition, including development of facilities and industrial services along the hydrogen value-chain.
•	Represented Pembina on the board of directors of Cedar LNG.

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Executive Compensation – Our Named Executive Officers

Jaret Sprott

Senior Vice President and Chief Operating Officer

Mr. Sprott has been the Senior Vice President and Chief Operating Officer of Pembina since February 2022.

Prior to his current role, Mr. Sprott served as Senior Vice President and Chief Operating Officer, Facilities where he was accountable for the safe, reliable, and responsible management of gas processing, fractionation, rail, storage, and import/export assets at Pembina. In 2022, Mr. Sprott was appointed to his current role and his accountabilities were expanded to include oversight of the Pipelines Division, which provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. He also oversees Pembina’s joint ventures including Alliance Pipeline, Aux Sable, and Pembina Gas Infrastructure.

Previously, Mr. Sprott was Vice President, Gas Services at Pembina. Through his leadership, Mr. Sprott has contributed to a significant portion of the company’s growth.

Before joining Pembina, Mr. Sprott worked in a senior management position for a major energy producer where he was responsible for the growth of the company’s core Montney liquids play in Alberta. He also brings a resource background in all key Western Canadian Sedimentary Basin geological plays, strategic planning, engineering, operations, and facility construction.

He has a Bachelor of Applied Science in Petroleum Systems Engineering from the University of Regina and is a member of The Association of Professional Engineers and Geoscientists of Alberta.

2022 Results

Mr. Sprott achieved the following results in 2022:

•	Appointed Senior Vice President and Chief Operating Officer in February 2022, successfully consolidating the Pipeline and Facility Divisions into one operating organization.
•

Achieved financial performance above target for the Pipeline and Facilities division generating $3,263 million of adjusted EBITDA in 2022. This represents an increase of 2.0% from 2021 and adjusted EBITDA of $3,200 million.

•	Advanced Pembina’s Operational Excellence program.
•	Led the execution of significant new customer and contract renewals.
•	Successfully facilitated the engineering, construction, and commissioning of $778 million of strategic assets ahead of schedule and 19%, $188 million, under budget.
•	Led the creation and integration of Pembina Gas Infrastructure, a premier Western Canadian Processing joint venture with KKR.
•	Led the commercial viability and re-sanctioning of Phase VIII Pipeline for $494 million.
•	Maintained high asset reliability and executed all maintenance programs driving financial results and strong customer satisfaction.
•	Co-Chaired Pembina’s Women’s Inclusion Network.
•	Represented Pembina on the board of directors of Pembina Gas Infrastructure and Cedar LNG.

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Executive Compensation – Our Named Executive Officers

Janet Loduca

Senior Vice President, External Affairs & Chief Legal and Sustainability Officer

Ms. Loduca has been the Senior Vice President, External Affairs & Chief Legal and Sustainability Officer of Pembina since April 2021.

Ms. Loduca oversees Pembina’s Legal, Land, Environment and Regulatory, Indigenous Engagement, Government Relations, Communications, Community Investment, Safety and Enterprise Risk departments. She is also responsible for Pembina’s long-term sustainability strategy.

Ms. Loduca has almost 30 years of legal, environmental, regulatory, sustainability, business, and executive leadership experience. Most recently, Ms. Loduca held the position of Senior Vice President and General Counsel for Pacific Gas & Electric Company and PG&E Corporation (PG&E).

Prior to holding the General Counsel position at PG&E, Ms. Loduca held a number of other senior roles; including VP Investor Relations, VP Safety, Health and Environment, VP Corporate Relations, and Chief of Staff to the President of PG&E. Ms. Loduca was also instrumental in leading PG&E through its recent restructuring, and in navigating PG&E through the San Bruno pipeline incident.

Ms. Loduca has a law degree from the University of San Francisco.

2022 Results

Ms. Loduca achieved the following results in 2022:

•	Supported the development of Pembina’s refreshed strategy.
•

Oversaw legal, environmental, regulatory and safety due diligence and negotiation support for the creation of Pembina Gas Infrastructure, a partnership with KKR that includes Pembina, Veresen Midstream and Energy Transfer Canada assets.

•

Advanced Cedar LNG, an Indigenous-led partnership with Haisla Nation, formed to develop a floating LNG facility in Kitimat, British Columbia through leadership of legal, environmental, government relations, regulatory and Indigenous engagement.

•

Development of the Alberta Carbon Grid, a carbon transportation and sequestration platform that will enable Alberta-based industries to effectively manage their greenhouse gas emissions and contribute positively to Alberta’s lower-carbon economy, through legal, safety, environmental, regulatory and Indigenous engagement.

•

Progression of Chinook Pathways, an Indigenous-led partnership with Western Indigenous Pipeline Group, formed to pursue equity ownership of the Trans Mountain Pipeline following completion of construction of the Trans Mountain Expansion.

•	Legal support for long-term customer agreements that support continued growth, as well as resolution of the Ruby Pipeline restructuring and CKPC cancellation.
•	Development of an enhanced contractor safety strategy.
•

Enhanced employee and community engagement through the return of in-person and hybrid events including townhalls, United Way campaign, Black History Month, National Day for Truth and Reconciliation, National Indigenous Peoples Day, and Pride celebrations.

•	Launched the first-inaugural employee RISE awards (“Recognizing Individuals who Show Excellence”) while exemplifying Pembina’s values.
•

Implemented a new Community Investment Strategy and continued to make a net positive impact on communities where Pembina operates with a direct cash investment of over $6.8 million supporting non-profit and charitable organizations focusing on strong Indigenous communities, safe, inclusive and connected communities, including a flagship partnership with the Breakfast Club of Canada, and a sustainable future. Pembina’s 2022 United Way campaign and associated campaigns, including stakeholder giving, raised over $3.9 million.

•	Established Pembina’s Women’s Inclusion Network.
•	Represented Pembina on the board of directors of Cedar LNG and Chinook Pathways.
•	Enhanced ESG focus including development of Indigenous Engagement Strategy, expanded reporting through CDP submission and Pembina’s 2021 Sustainability Report.
•	Led the implementation of Pembina’s GHG emissions intensity reduction plan to achieve 30 percent by 2030.
•	Continued to execute Pembina’s enterprise risk program, including the annual review and refinement of risks and mitigations.
•	Oversaw the renewal of Pembina’s insurance program.

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Executive Compensation – 2022 Executive Compensation Details

Compensation and Share Performance

The graph below shows the change in a $100 investment in Pembina common shares over the past five years (assuming all dividends are reinvested), compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). The graph also shows the total direct compensation awarded to our named executives each year and our adjusted cash flow per share. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of medium- and long-term incentive awards. These are all indexed to $100 to provide a meaningful comparison.

Adjusted cash flow from operating activities per common share has increased from $3.27 per share in 2017 to $4.82 per share in 2022. This 47% increase is due to accretive organic growth and acquisitions over the period. In addition, the overall increase in total direct compensation awarded to our named executives from 2020 ($16.3 million) to 2022 ($19.6 million) can be attributed to an increase in base salaries to align salaries closer to the median of the expanded compensation peer group approved for 2022 and higher short-term incentive awards due to strong corporate performance—see pages 73 and 74.

Pembina’s cumulative total return for the five-year period ending December 31, 2022 was 36% compared to the index return of 39%. Please note that the returns in the chart cannot be directly compared to TSR shown on page 79 which is calculated over the PSU three-year performance period.

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Executive Compensation – 2022 Executive Compensation Details

		At December 31

	Jan 1, 2018	2018	2019	2020	2021		2022

Pembina total return ($)	100	94	117	79	107		136

S&P/TSX composite index ($)	100	91	112	118	148		139

Earnings per common share ($)	100	121	141	(46)	106		272

Adjusted EBITDA per common share[1] ($)	100	141	150	150	157		170

Cash flow from operating activities per common share ($)	100	126	139	115	136		149

Adjusted cash flow from operating activities per common share[1] ($)	100	131	133	127	147		147

Total direct compensation awarded to the named executives ($)	100	123	138	137	176	[2]	165

[1]	See Non-GAAP and other financial measures on page 103.
[2]

Total direct compensation awarded to the named executives for 2021 does not include additional compensation related to the leadership transition that occurred in 2021. Total direct compensation awarded to the named executives in 2021 includes:

•

total direct compensation paid to Michael Dilger, our previous President and Chief Executive Officer, from January 1, 2021 to November 19, 2021 (his last day with the company), less the lump sum payment to Mr. Dilger under his separation agreement;

•

total direct compensation paid to Scott Burrows from January 1, 2021 to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as interim President and Chief Executive Officer;

•

total direct compensation paid to Cameron Goldade from November 19, 2021 (the date Mr. Goldade was appointed to his interim role) to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as interim Chief Financial Officer; and

•	the total direct compensation paid to each of Stuart Taylor, Jaret Sprott and Harry Andersen from January 1, 2021 to December 31, 2021.

Pay for performance

The graph on the next page compares our adjusted EBITDA per common share for the past five years to the total direct compensation awarded to the named executives, on an aggregate and per common share basis, as well as on a per common share basis as a percentage of adjusted EBITDA per share. The graph shows that while our adjusted EBITDA per share has increased since 2018, total direct compensation paid to the named executives, per share as a percentage of adjusted EBITDA per share, has remained relatively stable since 2018. As noted above, the slight increase in total direct compensation awarded to the named executives, per common share as a percentage of adjusted EBITDA per common share from 2020 (0.50%) to 2022 (0.52%) can be attributed to an increase in base salaries to align salaries closer to the median of the expanded compensation peer group approved for 2022 and higher short-term incentive awards due to strong corporate performance—see pages 73 and 74.

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Executive Compensation – 2022 Executive Compensation Details

At December 31	2018	2019	2020	2021[2]	2022

Earnings per common share ($)	$2.28	$2.66	($0.86)	$2.00	$5.14

Adjusted EBITDA per common share[1] ($)	$5.62	$5.97	$5.97	$6.24	$6.78

Total direct compensation awarded to the named executives, per common share, as a percentage of adjusted EBITDA per common share (%)[1] (based on weighted average share count)	0.51%	0.54%	0.50%	0.64%	0.52%

Total direct compensation awarded to the named executives ($ millions)	14.6	16.4	16.3	20.9	19.5

Total direct compensation awarded to the named executives, per common share ($)	0.029	0.032	0.038	0.040	0.035

[1]	See Non-GAAP and other financial measures on page 103.
[2]	Total direct compensation awarded to the named executives in 2021 does not include additional compensation related to the leadership transition that occurred in 2021 and includes:
•	total direct compensation paid to Michael Dilger from January 1, 2021 to November 19, 2021 (his last day with the company), less the lump sum payment to Mr. Dilger under his separation agreement;
•

total direct compensation paid to Scott Burrows from January 1, 2021 to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as interim President and CEO;

•

total direct compensation paid to Cameron Goldade from November 19, 2021 (the date Mr. Goldade was appointed to his interim role) to December 31, 2021, less the RSU grant he was awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with his role as interim Chief Financial Officer; and

•	the total direct compensation paid to each of Stuart Taylor, Jaret Sprott and Harry Andersen from January 1, 2021 to December 31, 2021.

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Executive Compensation – 2022 Executive Compensation Details

2022 Executive Compensation Details

Summary compensation table

The table below shows the value of all compensation paid to the named executives from 2020 to 2022.

		Salary[1] ($)	Share-based awards[2] ($)	Option-based awards[3] ($)	Non-equity incentive plan compensation Annual incentive plans[4] ($)	Pension value[5] ($)	All other compensation[6] ($)	Total compensation ($)

Scott Burrows[7]	2022	1,250,000	5,000,000	1,250,000	2,515,600	1,208,425	87,082	11,311,107
President and Chief Executive Officer	2021	668,182	4,152,000	1,713,000	729,477	271,411	46,515	7,580,585
	2020	591,667	1,008,000	432,000	408,652	178,758	46,262	2,665,339

Cameron Goldade[8]	2022	492,535	654,000	163,500	563,700	287,563	38,453	2,199,751
Senior Vice President and Chief Financial Officer	2021	319,886	770,000	362,500	167,200	100,591	27,555	1,747,232

Stuart Taylor	2022	582,500	1,170,000	292,500	701,600	108,423	42,951	2,897,974
Senior Vice President and Corporate Development Officer	2021	570,000	1,094,400	748,600	525,100	90,617	40,061	3,068,778
	2020	566,667	957,600	410,400	324,379	129,641	74,494	2,463,181

Jaret Sprott[9]	2022	533,333	1,100,000	275,000	682,400	236,691	40,493	2,867,917
Senior Vice President and Chief Operating Officer	2021	450,000	864,000	1,166,000	446,100	109,761	34,061	3,069,922

Janet Loduca[10]	2022	486,667	1,000,000	250,000	586,200	126,819	39,655	2,489,341
Senior Vice President, External Affairs & Chief Legal and Sustainability Officer

Total	2022	3,345,035	8,924,000	2,231,000	5,049,500	1,967,921	248,634	21,766,090

[1]	Total base salary earned as of December 31 each year.
[2]	Share-based awards
•

The amount for 2022 represents the fair value of RSUs and PSUs granted to the named executives for 2022. We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $37.99 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2021).

•

The RSUs granted in 2022 are scheduled to vest 1/3 per year, on December 31 of 2022, 2023 and 2024. The amount the named executives will receive in cash depends on the trading value of our common shares at the time of vesting.

•	The PSUs granted in 2022 are scheduled to vest on December 31, 2024 as long as the performance vesting criteria have been met.
•

The number of PSUs that vest, and the payout the named executives receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200% and the trading value of our common shares at the time of vesting. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

•	Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units). See page 76 for information about RSUs and PSUs.
[3]	Option-based awards
•	Option value is calculated as a percentage of base salary (see page 76).
•	We calculated the number of options granted using $8.81 per option, an estimate based on the Black-Scholes option pricing model using the key assumptions set out in the table to the right. This approach is consistent with the majority of companies in our peer group and is sensitive to the

Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price

6.03%	41.97%	1.35%	4.46 years	$41.80

    assumptions used. The figures may not be directly comparable across companies, but it is a consistent approach for compensation valuation purposes. It used a price of $41.80 per option, the volume-weighted average price of Pembina shares on the TSX for the twenty days before November 15, 2021, to set the number of options for board approval for 2022 grants.

[4]	Short-term incentive awards earned for the year but paid in the following year.
[5]

Includes all compensation related to our pension plans. The amount includes service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 93 for information about our pension plans.

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Executive Compensation – 2022 Executive Compensation Details

[6]	Includes the actual costs incurred by Pembina related to a car allowance, the Pembina group savings plan match, which provides up to 5% of annual salary on a matching basis, and parking.
[7]

Mr. Burrows was appointed President and Chief Executive Officer effective February 22, 2022. Mr. Burrows’ increase in compensation from 2020 to 2022 can be attributed to his appointment from Senior Vice President and Chief Financial Officer to interim President and Chief Financial Officer in November 2021 and his appointment from interim President and Chief Executive Officer to President and Chief Executive Officer in February 2022.

[8]

Mr. Goldade was appointed Senior Vice President and Chief Financial Officer August 25, 2022. Mr. Goldade’s increase in compensation from 2021 to 2022 can be attributed to his appointment from Vice President, Capital Markets to interim Chief Financial Officer in November 2021 and his appointment from interim Chief Financial Officer to Senior Vice President and Chief Financial Officer in August 2022. Mr. Goldade was not a named executive in 2020.

[9]

Mr. Sprott was appointed Senior Vice President and Chief Operating Officer, effective February 22, 2022. Mr. Sprott’s compensation increase from 2021 to 2022 was primarily attributed to aligning his compensation closer to the new compensation peer group. Mr. Sprott was not a named executive in 2020.

[10]	Ms. Loduca was not a named executive in 2021 or 2020.

Equity incentives

Outstanding share-based and option-based awards

The table below shows all PSUs, RSUs and stock options granted to the named executive officers that were outstanding at December 31, 2022.

	Option-based awards				Share-based awards

	Number of shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options[1] ($)	Number of shares or units of shares that have not vested[2,3]	Market or payout value of share-based awards that have not vested[2,3]	Market or payout value of vested share-based awards not paid out or distributed

Scott Burrows[4,5]
	141,884	45.45	Mar 07, 2029	72,361			-
	300,000	37.31	Mar 22, 2028	2,595,000
	40,421	35.10	Mar 8, 2028	438,972
	8,314	30.43	Nov 16, 2027	129,116
	8,314	35.39	Aug 18, 2027	87,879	109,238 RSUs	$5,020,578 RSUs
	34,885	43.67	Mar 9, 2027	79,887	6,632 RSU dividends	$304,807 RSU dividends
	18,106	46.86	Nov 11, 2026	-	Total RSUs: 115,870	Total RSUs: 5,325,385
	18,106	48.75	Aug 13, 2026	-
	36,212	48.43	Mar 4, 2026	-	104,391 PSUs	$4,797,810 PSUs
	15,151	45.45	Nov 12, 2025	7,727	7,005 PSU dividends	$321,950 PSU dividends
	15,152	46.27	Aug 14, 2025	-	Total PSUs: 111,396	Total PSUs: 5,119,760
	7,796	45.66	Nov 13, 2024	2,339
	5,197	42.97	Mar 6, 2024	-

Total:	649,538			3,428,820		$10,445,145

Cameron Goldade[4,5]
	4,540	43.45	Oct 05, 2029	11,395	17,519 RSUs	$805,173 RSUs	-
	14,018	45.45	Mar 07, 2029	7,149	1,051 RSU dividends	$48,304 RSU dividends
	70,000	37.31	Mar 22, 2028	605,500	Total RSUs: 18,570	Total RSUs: $853,477
	4,211	35.10	Mar 8, 2028	45,731
	2,309	30.43	Nov 16, 2027	35,859	15,370 PSUs	$706,405 PSUs
	2,309	35.39	Aug 18, 2027	24,406	997 PSU dividends	$45,822 PSU dividends
	2,310	43.67	Mar 9, 2027	5,290	Total PSUs: 16,367	Total PSUs: $752,227
	875	46.86	Nov 11, 2026	-
	875	48.75	Aug 13, 2026	-

Total	112,456			735,331		$1,605,704

Stuart Taylor[4]
	33,201	45.45	Mar 07,2029	16,933
	100,000	37.31	Mar 22,2028	865,000
	38,400	35.10	Mar 08,2028	417,024	11,904 RSUs	$547,108 RSUs
	15,797	30.43	Nov 16, 2027	245,327	891 RSU dividends	$40,950 RSU dividends
	15,797	35.39	Aug 18, 2027	166,974	Total RSUs: 12,795	Total RSUs: $588,058
	47,391	43.67	Mar 9, 2027	108,525
	18,106	46.86	Nov 11, 2026	-	40,275 PSUs	$1,851,039 PSUs
	18,106	48.75	Aug 13, 2026	-	3,387 PSU dividends	$155,689 PSU dividends

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Executive Compensation – 2022 Executive Compensation Details

	Option-based awards				Share-based awards

	Number of shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options[1] ($)	Number of shares or units of shares that have not vested[2,3]	Market or payout value of share-based awards that have not vested[2,3]	Market or payout value of vested share-based awards not paid out or distributed
	36,212	48.43	Mar 04, 2026	-	Total PSUs: 43,662	Total PSUs: $2,006,728
	15,151	45.45	Nov 12, 2025	7,727
	15,152	46.27	Aug 14, 2025	-
	12,794	45.66	Nov 13, 2024	3,838

Total	366,107			1,831,349		$2,594,786

Jaret Sprott[4]
	31,215	45.45	Mar 07, 2029	15,920			-
	200,000	37.31	Mar 22, 2028	1,730,000
	30,316	35.10	Mar 8, 2028	329,232
	18,707	30.43	Nov 16, 2027	290,520	10,559 RSUs	$485,276 RSUs
	18,707	35.39	Aug 18, 2027	197,733	768 RSU dividends	$35,292 RSU dividends
	37,414	43.67	Mar 9, 2027	85,678	Total RSUs: 11,327	Total RSUs: $520,568
	13,168	46.86	Nov 11, 2026	-
	13,168	48.75	Aug 13, 2026	-	34,697 PSUs	$1,594,674 PSUs
	26,336	48.43	Mar 4, 2026	-	2,835 PSU dividends	$130,309 PSU dividends
	9,545	45.45	Nov 12, 2025	4,868	Total PSUs: 37,532	Total PSUs: $1,724,983
	9,546	46.27	Aug 14, 2025	-
	4,151	45.66	Nov 13, 2024	1,245

Total	412,273			2,655,195		$2,245,551

Janet Loduca[4]
	28,377	45.45	Mar 07, 2029	14,472	9,461 RSUs	$434,828 RSUs
	10,340	40.26	Aug 15, 2028	58,938	683 RSU dividends	$ 31,390 RSU dividends
	70,000	37.31	Mar 22, 2028	605,500	Total RSUs: 10,144	Total RSUs: $466,218
	10,792	35.10	Mar 8, 2028	117,201
	3,607	31.98	Dec 22, 2027	50,426	28,762 PSUs	$1,321,902 PSUs
					2,216 PSU dividends	$101,847 PSU dividends
					Total PSUs: 30,978	Total PSUs: $1,423,749

Total	123,116			846,537		$1,889,967

[1]	The value of an option is estimated at $45.96 per share (the closing price of our common shares on the TSX on December 30, 2022) less the exercise price of the option.
[2]	Includes:
•	1/3 of the RSUs granted for 2021 that vest and pay out on December 31, 2023; and
•	2/3 of the RSUs granted for 2022 that vest and pay out: 1/3 on December 31, 2023 and 1/3 on December 31, 2024.
•	Dividend units accrued at $2.52 for 2021 and $2.55 for 2022.

Estimated at $45.96 per share (the closing price of our common shares on the TSX on December 31, 2022). Assumes that 100% of the PSUs are paid out at a performance multiplier of 1.0. See page 78 for information about the performance multiplier.

[3]	Includes:
•	PSUs granted for 2021 that vest on December 31, 2023 (if performance vesting criteria have been met); and
•	PSUs granted for 2022 that vest on December 31, 2024 (if performance vesting criteria have been met).
•	Dividend units accrued at $2.52 for 2021 and $2.55 for 2022.

Estimated at $45.96 per share (the closing price of our common shares on the TSX on December 31, 2022). Assumes that 100% of the PSUs are paid out at a performance multiplier of 1.0. See page 78 for information about the performance multiplier.

[4]

A one-time retention grant of options was issued to each of the named executives on March 23, 2021 in response to an increase in responsibilities and market conditions in 2021. The options expire on March 22, 2028. Unlike most of our option awards which vest 1/3 each year over three years, this retention grant vests 100% on the fourth anniversary of the grant.

[5]

Mr. Burrows’ and Mr. Goldade’s RSU amounts also include RSUs they were awarded on November 19, 2021 in recognition of the new and greater responsibilities and market benchmarks associated with their appointments to interim President and Chief Executive Officer and interim Chief Financial Officer on November 19, 2021, respectively (Mr. Burrows: 71,908 RSUs, Mr. Goldade: 11,985 RSUs). Unlike most of our RSU awards which have a three-year term and vest 1/3 each year, these RSU awards vest 100% after three years.

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Value vested or earned during the year on short-, medium- and long-term incentives

The table below shows the value of options, RSUs and PSUs granted to our named executive officers that vested in 2022, as well as the short-term incentive awards (non-equity incentive) earned for 2022.

	Option-based awards – value vested during the year[1] ($)	Share-based awards – value vested during the year[2] ($)	Non-equity incentive plan compensation – value earned during the year[3] ($)

Scott Burrows	474,567	2,411,845	2,515,600

Cameron Goldade	58,267	467,364	563,700

Stuart Taylor	450,851	1,716,333	701,600

Jaret Sprott	355,910	1,383,286	682,400

Janet Loduca	98,418	420,605	586,200

[1]

Value that would have been realized if options had been exercised on December 31, 2022, calculated as the difference between the closing price of our common shares on the TSX on December 30, 2022 ($45.96) and the exercise price of the options, multiplied by the number of options.

[2]

Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2022, along with the dividend units they earned to December 31, 2022 (see page 78). Dividends accrued each year as follows: 2020: $2.52; 2021: $2.52: and 2022 $2.55.

[3]	Annual incentive awards for 2022, which were paid in 2023.

Stock options exercised in 2022

The table below shows the stock options exercised by the named executives in 2022. The gain is the difference between the exercise price of the option and the share price at the time of exercise multiplied by the number of options exercised.

	Grant year	Number of options exercised	Gain on the options exercised ($)

Scott Burrows	2017	9,019	40,678

	2018	20,202	102,744

	2020	48,256	551,249

	2021	20,211	226,407

Cameron Goldade	2016	905	7,654

	2017	3,302	16,027

	2018	7,580	37,969

	2019	8,746	18,200

	2020	6,929	63,705

	2021	2,105	32,113

Stuart Taylor	2017	12,795	53,300

	2018	30,303	163,875

	2020	15,796	218,702

	2021	19,200	223,735

Jaret Sprott	2016	2,128	15,844

	2017	12,453	120,762

	2018	19,091	204,409

	2021	15,158	167,417

Janet Loduca	2020	1,803	26,180

	2021	4,000	61,133

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Executive Compensation – 2022 Executive Compensation Details

Pension plan benefits

Pension plan

All full-time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the pension plan. We also offer a supplementary retirement plan available only to eligible employees. You can find more information about these plans in Note 21 to our 2022 Audited Consolidated Financial Statements, which can be found on our website (www.pembina.com) or SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated on January 1 of each calendar year by adding the participant’s age and the number of years of service with Pembina. Prior to January 1, 2021, those with fewer than 50 points were in the defined contribution plan and those with 50 points or more were in the defined benefit plan.

Effective January 1, 2021, Pembina revised the eligibility requirements for the defined benefit plan. Employees whose age plus years of service was 40 points at January 1, 2021 were given a one-time opportunity to remain in the defined contribution plan or move to the defined benefit plan when they reach 50 points. All other employees will remain in the defined contribution plan. Newly appointed executives will be given the choice of participating in either the defined benefit or defined contribution plan.

Early retirement starts at age 55 and normal retirement at age 65.

Defined contribution plan

Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan for employees not otherwise eligible for the defined benefit plan as follows:

•	5% of the employee’s base earnings semi-monthly for employees with less than 40 points; and
•	10% of the employee’s base earnings semi-monthly for employees greater than 40 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4% of the employee’s highest three-year average base salary in the final 120 months of employment multiplied by the employee’s defined benefit pensionable service. If the employee retires early, the pension benefit is reduced by 0.25% for each month before the employee turns 62.

Liabilities under the defined benefit plan are secured by financial assets that are segregated from our general assets and held in trust.

Supplementary retirement plan

Eligible employees can also earn supplementary benefits under our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act (Canada).

Liabilities under the supplementary plan are unsecured.

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Executive Compensation – 2022 Executive Compensation Details

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each named executive under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation.

				Present value of defined benefit obligation as at		Non-	Present value of defined benefit obligation as at
	Years of credited	Annual benefits payable[2] ($)		January 1, 2022	Compensatory change[3]	compensatory change[4]	December 31, 2022
	service	at year end	at age 65	($)	($)	($)	($)

Scott Burrows[1]	8	93,701	525,000	1,172,048	1,208,425	(903,195)	1,477,278

Cameron Goldade[1]	5.5	28,445	185,604	362,692	287,563	(240,774)	409,481

Stuart Taylor	13.5	108,308	135,917	1,757,423	108,423	(280,616)	1,585,230

Jaret Sprott	8	53,200	205,955	796,573	236,691	(373,782)	659,482

Janet Loduca	2.2	13,556	81,760	117,936	126,819	(56,141)	188,614

[1]

Mr. Burrows became eligible for the defined benefit pension plan on January 1, 2015. He is also entitled to benefits under the defined contribution plan in the amount of $88,475. Mr. Goldade became eligible for the defined benefit pension plan on July 1, 2017 and is also entitled to benefits under the defined contribution plan in the amount of $45,259.

[2]

Annual benefits payable represents the estimated annual pension, excluding any applicable early retirement reductions that would be received by the named executive based on years of credited service and actual executive earnings as at December 31, 2022.

[3]

The compensatory change is the increase or decrease in the pension obligation for 2022, which includes the annual service cost, differences between actual and estimated compensation and the impact of plan changes, if any. Compensatory changes may fluctuate year-to-year as changes in compensation impact the pension obligation for all years of credited service.

[4]

The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2022 and changes to mortality rate tables and discount rates.

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Executive Compensation – 2022 Executive Compensation Details

Termination and change of control

The table below shows the payments we will make to the named executives when employment is terminated for any reason or there is a change of control of Pembina, as specified in their employment agreements, plan text and grant certificates.

	Cash payment	Share unit plan	Stock option plan

Retirement	• none	• grants made during the retirement year are prorated to the retirement date • unvested RSUs and PSUs vest as though the executive is still employed with the company

•  grants made during the retirement year are prorated to the retirement date

•  unvested options continue to vest, and vested options can be exercised within three years from the last day of active employment or until the option expires (whichever is earlier)

Disability	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company	• same as retirement

Resignation[1]	• none	• unvested RSUs and PSUs are forfeited and cancelled	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)

Death	• none	• same as retirement	• same as retirement

Constructive dismissal	• retiring allowance (see page 96)	• same as retirement	• same as retirement

Termination without cause	• retiring allowance (see page 96)	• same as retirement	• same as retirement

Termination with cause	• none	• same as resignation	• options expire immediately

Change of control[2]	• none

•  unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units

•  the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

•  option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[3]

[1]

If the CEO voluntarily resigns prior to January 1, 2025 all share and option awards are paid out in accordance with the terms in the table. In the event the CEO voluntarily resigns after January 1, 2025 all share and option awards vest and are paid out the same as they would otherwise be paid out on retirement.

[2]

If any named executives are offered continued employment on comparable terms following a change of control, RSUs and PSUs granted will not vest or be paid out and will continue to vest according to their terms, in respect of the successor issuer.

[3]

The exceptions are: (a) the transaction does not provide for substitution or replacement of Pembina’s common shares; (b) the board (acting reasonably) determines that substituting or replacing Pembina’s shares is not practical to implement or would result in adverse tax consequences for option holders; and (c) the replacement securities are not (or will not be) listed and posted on a recognized stock exchange. In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditionally upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

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Executive Compensation – 2022 Executive Compensation Details

Retiring allowances

We grant cash payments called retiring allowances to the named executives for:

•	termination without cause;
•	constructive dismissal (within 180 days of a fundamental change in employment); and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These events are defined in the employment agreements. Under these circumstances, executives are entitled to receive a retiring allowance payment equal to the notice period specified in the executive’s contract (two years for all named executives) multiplied by the sum of the executive’s:

•	salary for the current year;
•	another 20% of current salary (in lieu of employment benefits and certain other payments); and
•	the simple average of annual short-term incentive awards for the past three years.

An executive entitled to a retiring allowance payment can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving.

Our retiring allowances include standard confidentiality provisions, effective for two years, and non-competition provisions for varying time periods. As a condition of payment, an executive is required to deliver a release in favour of the company from any further obligation or liability and agreeing to maintain their share ownership requirements for one year from the termination date.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•

change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; or

•	another comparable event, as determined by the board.

Share unit plan

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•	the majority of directors step down from the board; or
•	another comparable event, as determined by the board.

Note that change of control payments under the share unit plan are subject to a “double trigger”, which means payments are made only if the chief executive officer, chief financial officer and other senior vice presidents are not offered continued employment on comparable terms following a change of control.

Stock option plan

One of the following:

•	completion of a merger, amalgamation or an arrangement;
•	sale of all or substantially all our assets and undertakings;
•	the company becoming subject to a takeover bid; or
•	another comparable transaction.

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Executive Compensation – 2022 Executive Compensation Details

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the named executives if they had been terminated on December 31, 2022 (with and without a change of control).

				Share unit plan payments[4] ($)		Option plan payments[6] ($)		Totals ($)

	Salary[1] ($)	Short-term incentive award[2] ($)	Benefits and perquisites ($)	Termination without cause/ constructive dismissal[3]	Change of control and termination[5]	Termination without cause/ constructive dismissal	Change of control and termination	Termination without cause/ constructive dismissal	Change of control and termination

S. Burrows	2,500,000	2,435,819	500,000	10,445,145	10,445,145	3,428,820	3,428,820	19,309,784	19,309,784

C. Goldade	1,050,000	555,762	210,000	1,605,704	1,605,704	735,331	735,331	4,156,797	4,156,797

S. Taylor	1,170,000	1,034,053	234,000	2,594,786	2,594,786	1,831,349	1,831,349	6,864,187	6,864,187

J. Sprott	1,100,000	960,019	220,000	2,245,551	2,245,551	2,655,195	2,655,195	7,180,766	7,180,766

J. Loduca	1,000,000	918,700	200,000	1,889,967	1,889,967	846,537	846,537	4,855,204	4,855,204

[1]	2022 base salary multiplied by the notice period (see page 96).
[2]	Notice period multiplied by the average of the short-term incentive awards earned for 2020, 2021 and 2022.
[3]	On a termination without cause or constructive dismissal, RSUs and PSUs continue to vest as though the individual were still employed with Pembina, so these amounts are not immediately payable.
[4]	Estimated at $45.96 per share (the closing price of our common shares on the TSX on December 30, 2022). Includes RSUs and PSUs accrued as dividend equivalents and PSU performance at target.
[5]

Amounts under the share unit plan are payable following a change of control only if any of the named executives are not offered continued employment on comparable terms. See page 95 for more information.

[6]

The value of options is estimated at $45.96 per share (the closing price of our common shares on the TSX on December 30, 2022) less the stock option grant price multiplied by the number of outstanding options. See page 92 for details.

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Executive Compensation – 2022 Executive Compensation Details

Information about the long-term incentive plans

Securities authorized for issuance under equity compensation plans

Authorized for issue from treasury under our long-term incentive plans at the end of 2022:

•	Dilution of outstanding options as a percentage of common shares outstanding as at December 31, 2022: 2.2%
•	2022 grants as a percentage of common shares outstanding (burn rate): 0.1% (2021: 0.5%; 2020: 1.3%)

	Number of securities reserved for issuance upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in (a)) (c)
Equity compensation plans approved by securityholders	12,081,015	$41.56	6,941,593

Total	12,081,015	$41.56	6,941,593

Stock option plan

The stock option plan was introduced in 2011 and amended in 2017 and 2020. In February 2020, the board approved an amendment to the plan to allow for immediate vesting of options in the event of death for all eligible employees. In August 2022, the board approved an amendment to the plan to allow for options to be exercised on a net settlement basis to reduce share dilution. Neither amendment required shareholder approval to amend the terms of the plan.

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.

Eligibility	Senior Level and Management Employees

Award	Options to buy common shares Options cannot be assigned or transferred

Shares reserved and available

38,000,000 common shares have been reserved for issue under the plan (6.9% of 550,305,350 issued and outstanding common shares as at December 31, 2022). We have issued 18,758,538 common shares for option exercises under the plan since its inception in 2011 and a further 218,854 options were surrendered in connection with net settlement exercises of common shares. Therefore, there are 19,022,608 common shares remaining for future issuance (3.5% of issued and outstanding common shares as at December 31, 2022). Out of the 19,022,608 common shares remaining for future issuance under the plan, 12,081,015 have been reserved for issuance upon the exercise of options. Accordingly, as at December 31, 2022, 6,941,593 options were available for issuance under the plan.

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future. Shares reserved for issuance and withheld from issuance under the net settlement option exercise method are not available to issue in the future and are removed from the reserve.

Shares issuable and outstanding Also see Note 19 to our 2022 Audited Consolidated Financial Statements

As at December 31, 2022 there were 12,081,015 common shares issuable on the exercise of outstanding options granted under the stock option plan:

•  exercise prices: from $26.83 to $49.78;

•  average weighted exercise price: $41.56;

•  expiration dates: from March 2023 to December 2029; and

•  2.2% of common shares outstanding.

Granting and issuing stock options	The board grants options once a year, to be issued on one or more days during the year as specified at the time of the grant. The exercise price will be the volume-weighted average trading price of our common shares on the TSX in the five business days immediately before the issue date.

Vesting, expiry and payout

Vesting and expiry are determined by the board, but the expiry date cannot be more than seven years after the date the options were granted.

Historically, the board has granted options with a seven-year term that vest 1/3 each year over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire during or within 10 days of the end of a trading blackout.

Each option that vests can be used to buy one common share.

Financial assistance	The plan does not provide financial assistance to help participants exercise their options.

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Net settlement/cashless exercise	A participant may exercise options on a net settlement basis and receive a number of common shares with a market value equal to the in-the-money value of such options at the time of exercise, rather than tendering the exercise price in cash and receiving a number of shares equal to the number of options exercised. The number of underlying common shares reserved for issue under the options exercised on a net settlement basis, and not the actual number of shares issued, will be deducted from the plan.

Termination and change of control	In the case of all terminations, except termination for cause (subject to the terms of the option grant, the certificate evidencing the options, or an employment agreement):
• unvested options expire immediately; and
• vested options can be exercised within 90 days of notice of termination or the last day of active employment (whichever is later).
In the case of a termination for cause:
• unvested options expire immediately; and
• vested options are forfeited.

On a change of control:
• option holders are granted the number of securities of the new issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:
• the transaction does not provide for substitution or replacement of Pembina’s common shares;
• the board (acting reasonably) determines that a substitution or replacement of Pembina’s shares is not practicable or that it would result in adverse tax consequences for option holders; or
• the replacement securities are not (or will not be) listed and posted on a recognized stock exchange.

In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditional upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

A change of control is defined as one of the following:
• completion of a merger, amalgamation or an arrangement;
• sale of all or substantially all our assets and undertakings;
• the company becoming subject to a takeover bid; or
• another comparable transaction.

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 550,305,350 common shares as at December 31, 2022) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the total number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit:

Individual insiders: same as individual limit, but excluding common shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding common shares issued to insiders as a group under the stock option plan or any other equity-based compensation arrangement in the preceding one- year period.

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes to outstanding awards that could affect them negatively.

The following changes require approval of a majority of shareholders:

• increasing the number (or percentage) of shares that can be issued through the plan;
• making a change that will reduce the exercise price of an outstanding option (including by cancelling and reissuing the option);
• extending the expiry date of an option (except to avoid a trading blackout period);
• adding new types of eligible participants;

•  changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and

• making changes to types of changes that can be made to the plan with and without shareholder approval.

Plan changes may also need to be approved by the applicable stock exchanges.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.

Closing the plan	The board can suspend or terminate the plan at any time.

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Share unit plan

Introduced in 2010
Plan administration	The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:
• whether awards should be granted;
• when awards will be granted;
• who will receive awards;
• grant dates, performance and vesting periods;
• the fair market value of common shares;
• how the number of RSUs and PSUs granted will be determined;
• time, performance and other vesting conditions (including multipliers);
• setting, changing and rescinding plan and grant agreements, regulations and terms;
• interpreting the plan and any related grant agreements; and
• all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or our executive, or to agents or third-party administrators, if allowed by law and the board’s charter and subject to the plan’s rules and other restrictions.

Changing the plan	The board can make changes to the plan without shareholder approval but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:
• accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;
• waive any term or condition attached to an award; or
• decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by the applicable regulators.

Closing the plan	The board can suspend or terminate the plan at any time.

Change of control	See Termination and change of control on page 95.

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Executive Compensation – General Information

General Information

This section includes other important information about Pembina and our directors and executive officers.

You can find more information about Pembina on our website (www.Pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.edgar.com).

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Executive Compensation – General Information

Interest in the business of the meeting, material transactions and indebtedness

To the best of our knowledge, no person who has been a director or executive of Pembina at any time since January 1, 2022, none of the nominated directors, and none of their respective associates or affiliates:

•

has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors or the appointment of auditors);

•

had or has a material interest, direct or indirect, in any transaction since January 1, 2022 or in any proposed transaction that has materially affected or will materially affect Pembina or any of our subsidiaries; or

•	is currently indebted to Pembina or any of our subsidiaries or has been at any time since January 1, 2022.

Advisories

Forward-looking information

This document contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”), including forward-looking statements within the meaning of the “safe harbor” provisions of applicable securities legislation, that are based on Pembina’s current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as “continue”, “anticipate”, “schedule”, “will”, “expects”, “estimate”, “potential”, “planned”, “future”, “outlook”, “strategy”, “protect”, “trend”, “commit”, “maintain”, “focus”, “ongoing”, “believe” and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina’s corporate strategy, including its strategic priorities and their expected impact on Pembina; our ESG initiatives, including GHG emissions reductions targets and EDI targets; expected in service date of the Garden Plains Wind Farm; the development and anticipated benefits of the Alberta Carbon Grid and the Cedar LNG Project, including the expected timing thereof; and intentions to refine Pembina’s approach to calculating the short term incentive performance multiplier for 2023.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this circular regarding, among other things: the success of Pembina’s operations; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; and certain other assumptions in respect of Pembina’s forward-looking statements detailed in Pembina’s Annual MD&A and Annual Information Form for the year ended December 31, 2022 and from time to time in Pembina’s public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina’s website at www.pembina.com.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions nonperformance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; adverse general economic and market conditions in Canada, North America and worldwide; the ability to access various sources of debt and equity capital; changes in credit ratings; and certain other risks and uncertainties detailed in Pembina’s Annual MD&A and Annual Information Form for the year ended December 31, 2022 and from time to time in Pembina’s public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina’s website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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Executive Compensation – General Information

Non-GAAP and other financial measures

Throughout this circular, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina’s financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina’s financial performance to investors and analysts.

In this circular, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities per common share and total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share. These non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. These measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to measures and ratios of Pembina’s financial performance or cash flows specified, defined or determined in accordance with GAAP, including revenue, earnings (loss) before income tax and earnings per share and cash flow from operating activities.

Except as otherwise described herein, these non-GAAP financial measures are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share

Total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share is a non-GAAP ratio and is calculated by dividing total direct compensation awarded to the named executives, per share, by adjusted EBITDA per share.

Management utilizes total direct compensation awarded to the named executives, per share, as a percentage of adjusted EBITDA per share as it believes the measure provides useful information to investors for comparing compensation paid by the company to its named executives relative to company performance.

Additional information

Additional information relating to adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities per common share, including disclosure of the composition of such non-GAAP financial measures and non-GAAP ratios, an explanation of how such non-GAAP financial measures and non-GAAP ratios provides useful information to investors and the additional purposes, if any, for which management uses such non-GAAP financial measures and non-GAAP ratios, an explanation of the reason for any change in the label or composition of such non-GAAP financial measures and non-GAAP ratios from what was previously disclosed and a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP, is contained in the “Non-GAAP & Other Financial Measures” section of the MD&A, which section is incorporated by reference in this circular. The MD&A is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and Pembina’s website (www.pembina.com).

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Executive Compensation – General Information

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